

NATIONAL RESEARCH
Corporation









2012 ANNUAL REPORT | 2013 PROXY STATEMENT

Empowering customer-centric healthcare across the continuum.™

Company Profile

A company can be described in a variety of ways including the industry it serves, its product, service, or even size.
However, at its core, every organization is a collection of its associates. Listed below is who we are:

Abe Xu
Ada Hui
Adam Benash
Adam Harris
Adam Waggoner
Adrien Baumann
Alanna Morse
Alena Rusetskaya
Alex Gallichotte
Alex Nietfeld
Alexis LaFleur
Alicia Jordan
Alicia Weixelman
Allison Pappas
Allison Thomas
Amy Oltman
Ana Munoz
Andrew Carlson
Andrew Gatzemeyer
Andy Glenn
Andy Lambert
Andy Monnich
Angie Miller
Anna Bates
Anna Burke
Anne Auld
Anne Donald
Annie Krein
Anthony Monaco
Ash Roy
Ashley Thiemann
Ashwini Kasarla
Aubrey Paulsen
Aulii Reyes
Avery Meyers
Becki Hoppes
Becky Russell
Ben Allemann
Billy Welch
Blake Horstmann
Bob Bussard
Brad Jacox
Brad Lowe
Brandon Hurley
Brei Wagner
Bret Hermsen
Brett Sullivan
Brian Hoff
Brian Parr
Brian Wynne
Bridget Matthiessen
Brook Jobes
Bryan Christiancy
Bryant McCann
Caitlin Mackie
Cameron Andreesen
Carey Trowbridge
Carla Steadman
Carly Drumm
Carmen Lam
Carol Hartley
Cassie DiClemente
Catherine Johnston
Cathy Diven
Charlotte Muggy
Chaz Steimel
Chelsea Henning
Chelsea Pfeiffer
Chi Pham
Chris Esser
Chris Weinberger
Chrissy Judd
Christian Amelinckx
Christin Cross
Christy Lang
Cindy Ballow
Cody O'Grady
Cody Parker
Colleen Selvage
Connie Pautz
Connie White
Corry Caouette
Craig Fischman
Cydnee Rand
Dan Beard
Dan Biggs
Dan Rogowsky
Dana Petersen
Dana Svehla
Dani Rogalla
Dave Gilsdorf
Dave Hansen
Dave Stueckrath
David Houdek
David Van Winkle
DeAnn Stephan
Deb Wetzel
Deborah Hinds
Debra Tovar
Debra Weyers
Denise Szakonyi
Denise Todd
Derek Brogger
Derek Pavone
Deron Ferguson
Derrell Bradford
Dietrah Weber-Stiles
Don Mayhew
Dorothy Hu
Dwight Dean
Emily Bruntz
Emily Carr
Emily Lichter
Emily Olinger
Emme Grafton
Eric Barsalou
Eric Faust
Erica Bartz
Erica McClurg
Erika Daubman
Erin Brodhagen
Erin Cerretta
Erin Hobelman
Eva Fujan
Farrukh Abbas
Feria Bacchus
Ganapathi Raman
Giana Rada
Glenn Kramer
Greg Hackbart
Greg Smith
Gregg Loughman
Gunter Voelker
Hailey Kimball
Heather Dawson
Heidi Wegele
Helen Hrdy
Helen Mailer
Holly Kirk
Ilze Young
Ira Collins
Jackie Stevens
Jacob Bonander
Jacy Skrdlant
Jade Chong
Jake Daniel
Jake McCaffrey
James Gernetzke
James Tobey
Jamie Jorgenson
Jane Rihanek
Janeen Watson
Janet Carlson
Jared Chulufas
Jason Cetak
Jason Messerli
Jason Newton
Jason Rau
Jason Smith
Jason Stevens
Jason Stolberg
Jason Zulkoski
Jay Burt
Jayme Neumann
Jeff Gill
Jeff Hraban
Jeff MacDonald
Jen Volland
Jenna Carlett
Jenna Monter
Jenni Oatman
Jennifer Cintani
Jennifer Dunning
Jeremy Nelson
Jess Arter
Jessica McMullen
Jessica Schwab
Jody Henderson
Joe Johnson
Joe McTaggart
Joe Morales
Joel Steuben
Joey Patterson
John Dorn
Johnny Dingwerth
Jon Hanseling
Jon Kuehler
Jon Richards
Jon Tanner
Jona Raasch
Joni Bohnker
Jordan Roualdes
Josh Rector
Josh Vonfeldt
Joshua Summers
Joyce DeLay
Juan Gomez
Julia Brault
Julie Dreesen
Julie Frey
Julie Grass
Justin Burns
Justin Kubick
Justin Meaney
Justin Schuerman
Kalyn Groenewold
Karen Jones
Karen Robertus
Karen Wilken
Karina Espeleta
Karrie Vincentini
Kasey Pepper
Kathryn Peisert
Kathy Anstine
Katie Coupens
Katie Johnson
Katie Loos
Katie Skrivanek
Katie Taff
Katrina Lupsiakova
Kayla Cook
Kayla Kollars
Kayla Lounsbery
Keith Bartels
Keith Wysocki
Kelly Fushia
Kelly Slama
Kelsey Watson
Kendall Frantz
Kendall Nicholson
Keshia Kraft
Kevin Karas
Kilee Haase
Kim Gilkison
Kim Jones
Kirsten Grindel
Kori Stanosheck
Kris Dotson
Krista Calderon
Kristi Oltman
Kristin Drahota
Kristin Miller
Kristine German
Krupa Balan
Kryste Wiedenfeld
LaDonna Humphrey
Lauren DesRosiers
Lauri Dettmer
Laurie Breckner
Leah Luther
Leslie Nicholson
Leslie Sorensen
Liliya Bulchenko
Linda Magin
Linda Stacy
Lindsay Laug
Lindsey Akiyama
Lisa Minchow
Logan Derry
Lora Hibbard
Luna Tsang
Lynn Phillips
Madison Drake
Maegan Bouc
Maggie Essink
Maggie Pope
Makaela Wagner
Malcolm Wade
Marci Vander Tuig
Margaret Hilton
Margaret Yanicki
Marianne Dummitt
Mark Barrera
Martha Daniel
Mary Ann Castillo
Mary Fraser
Mary Oakes
Mary Shaw
Mary Tellis-Nayak
Mason Davis
Matt Chell
Max Wyrick
Maya Clanton
Meg Higgins
Megan Charko
Megan Grant
Megan Luebke
Megan Trowbridge
Melanie Jameson
Melissa Cummings
Melissa Kamm
Melissa Zwiener
Michael Quinn
Michael Wagner
Michaela Wirtz
Mike Beltz
Mike Hays
Mike Hewitt
Mike Lempke
Mitch Bergen
Mollie Hopper
Molly Murphy
Naiomi Perea
Nancy Gooden
Nathan Schmitz
Nic Carlson
Nick Esser
Nikki Kinsey
Noah Knisely
Nolan Johnson
Pam Hill
Pam Nelson
Pam Vance
Pamela Luciano
Pamela Masker
Paul Cooper
Paul Francis
Pete Kostelnick
Phoebe Lawton
Preston Harris
Preston Petersen
Queena Tse
Rachel Beavers
Rachel Novak
Rachel Rivas
Raquel Shaw Moxam
Rich Kortum
Richard Lierman
Richard Valdivieso
Ritika Golej
Rob Wirth
Rochelle Delley
RoJean Clifton
Roxanna Densberger
Rusty Mcconnell
Ruta Jaudegis
Ryan Bondegard
Ryan Donohue
Ryan Hansen
Ryan Real
Santosh Doodi
Sara Castaneda
Sara Winchell
Sarah Boyer
Sarah Fryda
Sarah Kramer
Scott Anderson
Scott Logan
Scott Smith
Sergei Zubenko
Shana Porter
Shannon Summers
Shea Samani
Sheri Flood
Sheri Life
Sherri Luebke
Sheryl Pietzyk
Skylar Hinrichs
Sophie Norman
Spencer Krull
Srinivas Pendyala
Stacy Nelson
Steph DenBeste
Stephanie Hansen
Stephanie Kolbo
Steve Evers
Steve Kepler
Stewart Peterson
Sue Blockberger-Miller
Sue Smith
Susan Henricks
Suzi Roberts
Tammy Winkelmann
Tayler Jackson
Ted Smidberg
Teresa Costello
Tiffany Ryck
Tim Gerken
Tim Lee
Tim Ottersburg
Tina Reisdorff
Todd Alexander
Todd Jarchow
Tony Flores
Tony Reinke
Tra Khuc
Tracy Alward
Travis Ficken
Trevor Heidinger
Trina Wiese
Tyler Badje
Vicki Vopalensky
Victoria Young
Virginia Argabright
Vivian Tellis-Nayak
Warren Wunderlich
Whitney Hansen
Zach Braxton
Zach Griffin

Annual Meeting

The annual meeting of shareholders will be held on May 9, 2013, at 9:00 a.m. (local time)
at the Company's corporate offices, 1245 Q Street, Lincoln, Nebraska 68508.

To Our Shareholders:

Your Company has been fortunate over the decades in attracting great associates dedicated to serving some of the best names in healthcare, all aligned in making it better for the patient.

This simple formula has resulted in many positive outcomes for the Company, one of which is our remarkably consistent financial performance. As they say, "Up and to the right is a nice trend line," for which we are pleased the year 2012 added to again. Your Company also finds itself in the middle of a wonderful perfect storm of opportunity in healthcare, the largest sector of the economy. What could be better, right?

Well, be careful what you wish for. I'm learning that some of the strengths that brought us to the dance can create unintended consequences.

The intersection of "predictable financial performance" and "unbridled need for our solutions" is attracting a great amount of investor interest. However, given our concentrated ownership and limited availability of shares for sale, this demand remains unfilled. Clearly, buy and hold and concentrated ownership can be a good thing. In fact, I recall years ago being asked by Wall Street types what our dot-com strategy was, only to have our obituary written when I said our dot-com strategy was to not have one. Our ownership profile allows us to avoid reacting to Wall Street's latest craze, which has served us well.

But these same attributes are also to blame for poor shareholder liquidity. When I hear investors lamenting how hard it is to build a position in NRC stock, I quickly suggest they understand and like where we are headed, given the only thing harder than building a position is liquidating one.

For the long-term future of the Company, we must ensure liquidity with the appropriate balance between supply and demand. We must reach this balance without disrupting the positive elements inherent in our ownership structure; not an easy task, but we have a great example to follow.

Our plan is to first do no harm. Many public companies have liquidity problems and often resolve them by simply offering new shares to new shareholders. If we followed this path, current shareholders' ownership and voting power would be diluted and the Company would face an increased financial burden to maintain historical dividend payments across a larger number of shares without reducing cash resources to grow the business. As well, Wall Street would become our chief strategy officer.

Our plan is to create a new class of stock while retaining our current class of stock, not unlike the dual class stock plan Warren Buffett implemented at Berkshire Hathaway. Following the Berkshire example of its Baby B's (as many call their new shares), our new class of shares will have far less voting power and will receive only a fractional amount of any divided payments that may be paid.

This new class of stock will be granted via a stock dividend to every current shareholder so they will have exactly the same voting, equity interest and dividend participation then as they have now, just split across a greater number of shares.

When other companies have increased their number of shares via a stock split, trading volume has increased, creating more available shares for new investors to purchase. If this holds true for NRC stock, we will have helped address our supply and demand problem, and done so without harm to any current shareholder.

The dual class stock approach we are proposing, which will be voted upon at our annual meeting, has been taken by only a very few public companies. One common element of companies with a dual stock structure seems to be organizations where management decisions are being made through the lens of fellow shareholders.

I look forward to seeing you at our upcoming shareholder meeting.

All the best,



Michael D. Hays
CEO and Fellow Shareholder

NATIONAL RESEARCH CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 9, 2013

To the Shareholders of
National Research Corporation:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of National Research Corporation will be held on Thursday, May 9, 2013, at 9:00 A.M., local time, at our corporate offices located at 1245 Q Street, Lincoln, Nebraska 68508, for the following purposes:

1. To elect one director to hold office until the 2016 annual meeting of shareholders and until his successor is duly elected and qualified.

2. To approve an amendment and restatement of National Research Corporation's Articles of Incorporation which would:

    A. Increase the authorized number of shares of all classes of capital stock from 22,000,000 to 142,000,000, consisting of: (i) 60,000,000 shares of a new class of common stock, to be designated as Class A Common Stock; (ii) 80,000,000 shares of a new class of common stock, to be designated as Class B Common Stock; and (iii) 2,000,000 shares of preferred stock; and establish the powers, rights, preferences and privileges of, and the restrictions on, the Class A Common Stock and the Class B Common Stock; and

    B. Reclassify each share of National Research Corporation's current common stock as one-half (1/2) of one share of Class B Common Stock.

3. To conduct an advisory vote to approve the compensation of our named executive officers as disclosed in the accompanying proxy statement.

4. To consider and act upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

Each of the two sub-proposals comprising Proposal 2 is an element of a proposed recapitalization plan. Accordingly, each of these sub-proposals is conditioned upon the approval by the shareholders of the other sub-proposal and the entire Proposal 2 will fail if the shareholders do not approve any such individual sub-proposal.

The close of business on March 13, 2013, has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof.

A proxy for the meeting and a proxy statement are enclosed herewith.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

Kevin R. Karas
Secretary

Lincoln, Nebraska
April 10, 2013

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on May 9, 2013. The National Research Corporation proxy statement for the 2013 Annual Meeting of Shareholders and the 2012 Annual Report to Shareholders are available at http://www.rdgir.com/national-research-corporation.

YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

NATIONAL RESEARCH CORPORATION

1245 Q Street
Lincoln, Nebraska 68508

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 9, 2013

This proxy statement is being furnished to shareholders by the Board of Directors (the "Board") of National Research Corporation (the "Company") beginning on or about April 10, 2013, in connection with a solicitation of proxies by the Board for use at the Annual Meeting of Shareholders to be held on Thursday, May 9, 2013, at 9:00 A.M., local time, at the Company's corporate offices located at 1245 Q Street, Lincoln, Nebraska 68508, and all adjournments or postponements thereof (the "Annual Meeting") for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to the Company in writing or in open meeting.

A proxy, in the enclosed form, which is properly executed, duly returned to the Company and not revoked, will be voted in accordance with the instructions contained therein. The shares represented by executed but unmarked proxies will be voted as follows:

- FOR the person nominated for election as a director referred to herein;

- FOR each of the sub-proposals comprising the proposal to approve an amendment and restatement of the Company's current articles of incorporation;

- FOR the advisory vote to approve the compensation of the individuals named in the Summary Compensation Table set forth below in this proxy statement (such group of individuals are sometimes referred to as our named executive officers); and

- On such other business or matters which may properly come before the Annual Meeting in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy.

Other than the election of one director, the proposal to approve an amendment and restatement of the Company's articles of incorporation and the advisory vote to approve the compensation of our named executive officers, the Board has no knowledge of any matters to be presented for action by the shareholders at the Annual Meeting.

Only holders of record of the Company's common stock, par value $0.001 per share, at the close of business on March 13, 2013, (the "Record Date"), are entitled to vote at the Annual Meeting. On that date, the Company had outstanding and entitled to vote 6,910,928 shares of common stock, each of which is entitled to one vote per share. A majority of such issued and outstanding shares of common stock as of the Record Date must be present, in person or by proxy, at the Annual Meeting in order to hold the Annual Meeting and conduct business. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company's By-laws provide that the directors shall be divided into three classes, with staggered terms of three years each. At the Annual Meeting, the shareholders will elect one director to hold office until the 2016 annual meeting of shareholders and until his successor is duly elected and qualified. Unless shareholders otherwise specify, the shares represented by the proxies received will be voted in favor of the election as a director of the person named as a nominee herein. The Board has no reason to believe that the listed nominee will be unable or unwilling to serve as a director if elected. However, in the event that such nominee should be unable to serve or for good cause will not serve, the shares represented by proxies received will be voted for another nominee selected by the Board. The director will be elected by a plurality of the votes cast at the Annual Meeting (assuming a quorum is present). Consequently, any shares not voted at the Annual Meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of the director. Votes will be tabulated by an inspector of elections appointed by the Board.

The following sets forth certain information, as of March 13, 2013, about the Board's nominee for election at the Annual Meeting and each director of the Company whose term will continue after the Annual Meeting.

Nominee for Election at the Annual Meeting

Term expiring at the 2016 Annual Meeting

Gail L. Warden, 74, has served as a director of the Company since January 2005. Mr. Warden is currently President Emeritus of Detroit-based Henry Ford Health System, where he served as President and Chief Executive Officer from 1988 until 2003. Prior to this role, Mr. Warden served as President and Chief Executive Officer of Group Health Cooperative of Puget Sound, as well as Executive Vice President of the American Hospital Association. Mr. Warden serves as Chairman to several national healthcare committees and as a board member to many other healthcare related committees and institutions. Mr. Warden's extensive experience in the healthcare industry and the many leadership roles he has held with healthcare enterprises, including serving as the president and chief executive officer of a large integrated health system for 15 years, and industry organizations led to the conclusion that he should serve as a director of the Company.

THE BOARD RECOMMENDS THE FOREGOING NOMINEE FOR ELECTION AS A DIRECTOR AND URGES EACH SHAREHOLDER TO VOTE "FOR" SUCH NOMINEE. SHARES OF COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" SUCH NOMINEE.

Directors Continuing in Office

Terms expiring at the 2014 Annual Meeting

JoAnn M. Martin, 58, has served as a director of the Company since June 2001. Ms. Martin was elected President and Chief Executive Officer of Ameritas Life Insurance Corp., an insurance and financial services company, in July 2005. From April 2003 to July 2005, she served Ameritas Life Insurance Corp. as President and Chief Operating Officer. Prior thereto, Ms. Martin served as Senior Vice President and Chief Financial Officer of Ameritas for more than the last five years. In April 2009, Ms. Martin was elected President and Chief Executive Officer of Ameritas Holding Company and

Ameritas Mutual Holding Company (previously named UNIFI Mutual Holding Company), where she had served as Executive Vice President and Chief Financial Officer for more than the last five years. Ms. Martin has served as an officer of Ameritas and/or its affiliates since 1988. Ms. Martin also serves as a director of Ameritas Life Insurance Corp. Separate Account LLVL (since 2003), Ameritas Life Insurance Corp. Separate Account LLVA (since 2003), Calvert Asset Management Company (since 2007), Union Central Life Insurance Company Separate Accounts (since 2008) and the Omaha Branch of the Federal Reserve Bank of Kansas City. Ms. Martin's financial background as a former certified public accountant and as the former Chief Financial Officer and current President and Chief Executive Officer of a mutual insurance holding company, as well as her leadership experiences as a director of the Omaha Branch of the Federal Reserve Bank of Kansas City and other organizations, led to the conclusion that she should serve as a director of the Company.

Paul C. Schorr, III, 76, has served as a director of the Company since February 1998. Mr. Schorr has been the President and Chief Executive Officer of ComCor Holding Inc., an electrical contractor specializing in construction consulting services, since 1987. Mr. Schorr also served as a director of Ameritas Life Insurance Corp. until 2009 and Western Sizzlin Corp. until 2006. Mr. Schorr's background as an owner and manager of what the Company believes is one of the largest electrical contractors in the United States and his experiences as a director of several other entities led to the conclusion that he should serve as a director of the Company.

Terms expiring at the 2015 Annual Meeting

Michael D. Hays, 58, has served as Chief Executive Officer and a director since he founded the Company in 1981. He also served as President of the Company from 1981 to 2004 and from July 2008 to July 2011. Prior to founding the Company, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization). Mr. Hays' background as founder of the Company, and his long and successful tenure as Chief Executive Officer and a director, led to the conclusion that he should serve as a director of the Company.

John N. Nunnelly, 60, has served as a director of the Company since December 1997. Mr. Nunnelly is a retired Group President from McKesson Corporation, a leader in pharmaceutical distribution and healthcare information technology. During his 28 year career at McKesson, Mr. Nunnelly served in a variety of other positions including, Vice President of Strategic Planning and Business Development, Vice President and General Manager of the Amherst Product Group and Vice President of Sales-Decision Support. These responsibilities included leading several business units, including one with over $360 million in annual revenue. In addition, he was involved in managing a number of mergers and acquisitions. Mr. Nunnelly also serves as an adjunct professor at the University of Massachusetts, School of Nursing, advising students and faculty on matters pertaining to healthcare information technology. These experiences and Mr. Nunnelly's expertise as a professional and educator in the field of healthcare information technology led to the conclusion that he should serve as a director of the Company.

CORPORATE GOVERNANCE

Independent Directors and Annual Meeting Attendance

Of the five directors currently serving on the Board, the Board has determined that JoAnn M. Martin, John N. Nunnelly, Paul C. Schorr III and Gail L. Warden are "independent directors" as that term is defined in the listing standards of The NASDAQ Stock Market.

Directors are expected to attend the Company's annual meeting of shareholders each year. Each of the directors attended the Company's 2012 annual meeting of shareholders.

Currently, the Company does not have a chairman and the Board does not have a policy on whether the roles of chief executive officer and chairman should be separate. The Board has, however, designated a lead director since 2007, with Ms. Martin serving as the lead director from 2007 until May 2012 and Mr. Nunnelly serving as the lead director since May 2012. The Board believes its current leadership structure is appropriate at this time since it establishes the Company's chief executive officer as the primary executive leader with one vision and eliminates ambiguity as to who has primary responsibility for the Company's performance.

The lead director is an independent director who is appointed by the independent directors and who works closely with the chief executive officer. In addition to serving as the principal liaison between the independent directors and the chief executive officer in matters relating to the Board as a whole, the primary responsibilities of the lead director are as follows:

- Preside at all meetings of the Board at which the chief executive officer is not present, including any executive sessions of the independent directors, and establish agendas for such executive sessions in consultation with the other directors and the chief executive officer;

- Advise the chief executive officer as to the quality, quantity, and timeliness of the flow of information from management that is necessary for the independent directors to effectively perform their duties;

- Have the authority to call meetings of the independent directors as appropriate; and

- Be available to act as the spokesperson for the Company if the chief executive officer is unable to act as the spokesperson.

Committees

The Board held four meetings in 2012. During 2012, each of the directors attended all of the meetings of the Board and all of the meetings held by all committees of the Board on which such director served during 2012.

The Board has a standing Audit Committee, Compensation Committee, Nominating Committee and Strategic Planning Committee. Each of these committees has the responsibilities set forth in formal written charters adopted by the Board. The Company makes available copies of each of these charters free of charge on its website located at www.nationalresearch.com. Other than the text of the charters, the Company is not including the information contained on or available through its website as a part of, or incorporating such information by reference into, this proxy statement.

The Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company. The Audit Committee presently consists of Paul C. Schorr III (Chairperson), JoAnn M. Martin, John N. Nunnelly and Gail L. Warden, each of whom meets the independence standards of the NASDAQ Stock Market and the Securities and Exchange Commission for audit committee members. The Board has determined that JoAnn M. Martin qualifies as an "audit committee financial expert," as that term is defined by the Securities and Exchange Commission, because she has the requisite attributes through, among other things, education and experience as a president, chief financial officer and certified public accountant. The Audit Committee held six meetings in 2012.

The Compensation Committee determines compensation programs for the Company's executive officers, reviews management's recommendations as to the compensation to be paid to other key personnel and administers the Company's equity-based compensation plans. John N. Nunnelly (Chairperson), JoAnn M. Martin, Paul C. Schorr III and Gail L. Warden are the current members of the Compensation Committee. The Compensation Committee held four meetings in 2012. In 2011, management of the Company engaged Buck Consultants, a nationally recognized compensation consultant, to assist the Company in its review of its compensation and benefits programs, including the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations.

The Nominating Committee presently consists of JoAnn M. Martin (Chairperson), John N. Nunnelly, Paul C. Schorr III and Gail L. Warden, each of whom meets the independence standards of The NASDAQ Stock Market for nominating committee members. The Nominating Committee's primary functions are to: (1) recommend persons to be selected by the Board as nominees for election as directors and (2) recommend persons to be elected to fill any vacancies on the Board. The Nominating Committee held no meetings in 2012.

The Strategic Planning Committee assists the Board in reviewing and, as necessary, altering, the Company's strategic plan, reviewing industry trends and their effects, if any, on the Company and assessing the Company's products, services and offerings and the viability of such portfolio in meeting the needs of the markets that the Company serves. John N. Nunnelly (Chairperson), Paul C. Schorr III and Gail L. Warden are the current members of the Strategic Planning Committee. The Strategic Planning Committee held two meetings in 2012.

Board Oversight of Risk

The full Board is responsible for the oversight of the Company's operational and strategic risk management process. The Board relies on its Audit Committee to address significant financial risk exposures facing the Company and the steps management has taken to monitor, control and report such exposures, with appropriate reporting of these risks to be made to the full Board. The Board relies on its Compensation Committee to address significant risk exposures facing the Company with respect to compensation, with appropriate reporting of these risks to be made to the full Board. The Board's role in the Company's risk oversight has not affected the Board's leadership structure.

Nominations of Directors

The Nominating Committee will consider persons recommended by shareholders to become nominees for election as directors. Recommendations for consideration by the Nominating Committee should be sent to the Secretary of the Company in writing together with appropriate biographical information concerning each proposed nominee. The Company's By-laws also set forth certain requirements for shareholders wishing to nominate director candidates directly for consideration by the shareholders. With respect to an election of directors to be held at an annual meeting, a shareholder must, among other things, give notice of an intent to make such a nomination to the Secretary of the Company not less than 60 days or more than 90 days prior to the second Wednesday in the month of April.

In identifying and evaluating nominees for director, the Nominating Committee seeks to ensure that the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board is comprised of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to the Company. The Nominating Committee looks at each nominee on a case-by-case basis regardless of who recommended the nominee. In looking at the qualifications of each candidate to determine if their election would further the goals described above, the Nominating Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge. In addition, the Board and the Nominating Committee believe that the following specific qualities and skills are necessary for all directors to possess:

- A director must display high personal and professional ethics, integrity and values.
- A director must have the ability to exercise sound business judgment.
- A director must be accomplished in his or her respective field, with broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest.
- A director must have relevant expertise and experience, and be able to offer advice and guidance based on that expertise and experience.
- A director must be independent of any particular constituency, be able to represent all shareholders of the Company and be committed to enhancing long-term shareholder value.
- A director must have sufficient time available to devote to activities of the Board and to enhance his or her knowledge of the Company's business.

The Board also believes the following qualities or skills are necessary for one or more directors to possess:

- At least one independent director must have the requisite experience and expertise to be designated as an "audit committee financial expert," as defined by applicable rules of the Securities and Exchange Commission, and have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member's financial sophistication, as required by the rules of NASDAQ.
- One or more of the directors generally must be active or former executive officers of public or private companies or leaders of major complex organizations, including commercial, scientific, government, educational and other similar institutions.

As noted above, in identifying and evaluating nominees for director, the Nominating Committee seeks to ensure that, among other things, the Board is comprised of directors who have broad and diverse backgrounds, because the Board believes that directors should be selected so that the Board is a diverse body. The Nominating Committee implements this policy by considering how potential directors' backgrounds would contribute to the diversity of the Board.

Transactions with Related Persons

Except as otherwise disclosed in this section, we had no related person transactions during 2012, and none are currently proposed, in which we were a participant and in which any related person had a direct or indirect material interest. Our Board has adopted policies and procedures regarding related person transactions. For purposes of these policies and procedures:

- A "related person" means any of our directors, executive officers, nominees for director, any holder of 5% or more of the common stock or any of their immediate family members; and

- A "related person transaction" generally is a transaction (including any indebtedness or a guarantee of indebtedness) in which we were or are to be a participant and the amount involved exceeds $120,000, and in which a related person had or will have a direct or indirect material interest.

Each of our executive officers, directors or nominees for director is required to disclose to the Audit Committee certain information relating to related person transactions for review, approval or ratification by the Audit Committee. Disclosure to the Audit Committee should occur before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer, director or nominee for director becomes aware of the related person transaction. The Audit Committee's decision whether or not to approve or ratify a related person transaction is to be made in light of the Audit Committee's determination that consummation of the transaction is not or was not contrary to our best interests. Any related person transaction must be disclosed to the full Board.

Ms. Martin serves as President and Chief Executive Officer of Ameritas Life Insurance Corp. In connection with the Company's regular assessment of its insurance-based associate benefits and the costs associated therewith conducted by an independent insurance broker, in 2007 the Company began purchasing dental insurance for certain of its associates from Ameritas Life Insurance Corp. and, in 2009, the Company also began purchasing vision insurance for certain of its associates from Ameritas Life Insurance Corp. The total value of these purchases, which were conducted in arms' length transactions and approved by the Audit Committee pursuant to our related person transaction policies and procedures, was $199,000 in 2012 and $166,000 in 2011.

Mr. Hays is a director and owner of 14% of the equity interests of Nebraska Global Investment Company LLC. In 2012, the Company purchased certain technology consulting and software development services from Nebraska Global Investment Company LLC. The total value of these purchases, which were conducted in arms' length transactions and approved by the Audit Committee pursuant to our related person transaction policies and procedures, was $55,000.

Communications with the Board of Directors

Shareholders may communicate with the Board by writing to National Research Corporation, Board of Directors (or, at the shareholder's option, to a specific director), c/o Kevin R. Karas, Secretary, 1245 Q Street, Lincoln, Nebraska 68508. The Secretary will ensure that the communication is delivered to the Board or the specified director, as the case may be.

2012 DIRECTOR COMPENSATION

Directors who are executive officers of the Company receive no compensation for service as members of either the Board or committees thereof. Based on, among other things, a 2010 director competitive compensation assessment for the Company by Presidio Pay Advisors, Inc., the recommendations of Presidio Pay Advisors and management, and a review of best practices in this area, directors who are not executive officers of the Company are compensated as follows: an annual retainer of $50,000 for the lead director and $25,000 for each other director, a fee of $1,000 for each Board meeting attended, a fee of $1,000 for each Audit Committee meeting attended ($1,500 per meeting for the chairperson of the Audit Committee) and a fee of $750 for each Compensation Committee, Nominating Committee and/or Strategic Planning Committee meeting attended ($1,000 per meeting for the chairperson of each such committee). Directors are also reimbursed for out-of-pocket expenses associated with attending meetings of the Board and committees thereof. Ms. Martin served as the Company's lead director from 2007 to May 2012 and Mr. Nunnelly has served as the Company's lead director since May 2012.

Pursuant to the 2004 Director Plan, each director who is not an associate (i.e., employee) of the Company also receives an annual grant of an option to purchase 12,000 shares of our common stock on the date of each annual meeting of shareholders. The options have an exercise price equal to the fair market value of the common stock on the date of grant and vest one year after the grant date.

The following table sets forth information regarding the compensation received by each of the Company's directors during 2012:

Name	Fees Earned or Paid in Cash	Option Awards[(1)]	Total
JoAnn M. Martin	$41,611	$117,120	$158,731
John N. Nunnelly	$56,972	$117,120	$174,092
Paul C. Schorr III	$42,500	$117,120	$159,620
Gail L. Warden	$39,500	$117,120	$156,620

(1) Represents the aggregate grant date fair value of option awards granted during the year, computed in accordance with FASB ASC Topic 718. See Note 7 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, for a discussion of assumptions made in the valuation of share-based compensation. As of December 31, 2012, the outstanding option awards for each director were as follows: Ms. Martin – 28,600; Mr. Nunnelly – 72,000; Mr. Schorr – 12,000; Mr. Warden – 72,000.

REPORT OF THE AUDIT COMMITTEE

In accordance with its written charter, the Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2012 Annual Report on Form 10-K with the Company's management and independent registered public accounting firm. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on the audited financial statements in conformity with U.S. generally accepted accounting principles and assessing the effectiveness of the Company's internal control over financial reporting.

The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by AU Section 380 of the Public Company Accounting Oversight Board, as amended. In addition, the Company's independent registered public accounting firm provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent registered public accounting firm the firm's independence. The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm on a case-by-case basis. The Audit Committee has considered whether the provision of the services relating to the *Audit-Related Fees*, *Tax Fees* and *All Other Fees* set forth in "Miscellaneous – Independent Registered Public Accounting Firm" was compatible with maintaining the independence of the independent registered public accounting firm and determined that such services did not adversely affect the independence of the firm.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, for filing with the Securities and Exchange Commission.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

AUDIT COMMITTEE

Paul C. Schorr III, Chairperson
JoAnn M. Martin
John N. Nunnelly
Gail L. Warden

PRINCIPAL SHAREHOLDERS

Management and Directors

The following table sets forth certain information regarding the beneficial ownership of common stock as of the Record Date (i.e., March 13, 2013) by: (1) each director and director nominee; (2) each of the executive officers named in the Summary Compensation Table; and (3) all of the current directors, director nominee and executive officers as a group. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned. As of the Record Date, there were 6,910,928 shares of common stock outstanding.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Michael D. Hays[1]	3,785,433 [2][3]	54.4%
Susan L. Henricks	7,823	*
Kevin R. Karas	6,964	*
JoAnn M. Martin	84,016 [3]	1.2%
John N. Nunnelly	79,800 [3]	1.1%
Paul C. Schorr III	35,993 [3]	*
Gail L. Warden	85,898 [3]	1.2%
All current directors, nominees and executive officers as a group (seven persons)	4,085,927 [3]	57.2%

* Denotes less than 1%.

(1) The address of Mr. Hays is 1245 Q Street, Lincoln, Nebraska 68508.

(2) Includes 1,600,000 shares pledged as security and 125,275 shares held by Mr. Hays' wife. Mr. Hays disclaims beneficial ownership of the shares held by his wife. Does not include 250,000 shares transferred to the Trusts created under the Michael D. Hays 2013 Two-Year GRAT Agreement and the Karen S. Hays 2013 Two-Year GRAT Agreement, all or a portion of which will be returned to Mr. Hays and/or his wife over the next two years.

(3) Includes shares of common stock that may be purchased under stock options which are currently exercisable or exercisable within 60 days of March 13, 2013, as follows: Mr. Hays, 44,943 shares; Ms. Martin, 28,600 shares; Mr. Nunnelly, 72,000 shares; Mr. Schorr, 12,000 shares; Mr. Warden, 72,000 shares; and all current directors, nominees and executive officers as a group, 229,543 shares.

Other Beneficial Owners

The Company knows of no other persons who beneficially own more than 5% of the outstanding common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and any owner of greater than 10% of the Company's Common Stock to file reports with the Securities and Exchange Commission concerning their ownership of the Company's Common Stock. Based solely upon information provided to the Company by individual directors and executive officers, the Company believes that, during the fiscal year ended December 31, 2012, all of its directors and executive officers and owners of greater than 10% of the Company's Common Stock complied with the Section 16(a) filing requirements, except that: (i) a form on behalf of Mr. Hays and Mr. Karas reporting transactions relating to the grant of certain option awards was not timely filed; (ii) a form on behalf of Ms. Henricks reporting a transaction relating to the grant of certain restricted stock awards was not timely filed; and (iii) a form on behalf of Mr. Hays reporting a transaction relating to the substitution of certain property within certain grantor retained annuity trust agreements was not timely filed.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis relates to the compensation of the individuals named in the Summary Compensation Table, a group we refer to as our "named executive officers." In this discussion, the terms "we," "our," "us" or similar terms refer to the Company.

Overview of Executive Compensation Philosophy

We recognize the importance of maintaining sound principles for the development and administration of our executive compensation and benefit programs. Specifically, we design our executive compensation and benefit programs to advance the following core principles:

- We strive to compensate our executive officers at competitive levels to ensure that we attract and retain a highly competent, committed management team.
- We provide our executive officers with the opportunity to earn competitive pay as measured against comparable companies.
- We link our executive officers' compensation, particularly annual cash bonuses, to established Company financial performance goals.

We believe that a focus on these principles will benefit us and, ultimately, our shareholders in the long term by ensuring that we can attract and retain highly-qualified executive officers who are committed to our long-term success.

Role of the Compensation Committee

The Board appoints the Compensation Committee, which consists entirely of directors who are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code and "non-employee directors" for purposes of the Securities Exchange Act of 1934. The following individuals are members of the Compensation Committee:

- John N. Nunnelly (Chairperson)
- JoAnn M. Martin

- Paul C. Schorr III
- Gail L. Warden

The Compensation Committee determines compensation programs for our executive officers, reviews management's recommendations as to the compensation to be paid to other key personnel and administers our equity-based compensation plans. Periodically, the Compensation Committee reviews and determines our compensation and benefit programs, with the objective of ensuring the executive compensation and benefits programs are consistent with our compensation philosophy. At the time of such reviews, our management has engaged a nationally recognized compensation consultant.

At the time the Compensation Committee determined compensation for 2012, our most recent review of our compensation and benefit programs had been conducted in October 2011, after compensation for 2011 had been determined. For our review in 2011, our management engaged Buck Consultants, a nationally recognized compensation consultant. Our management instructed Buck Consultants to conduct a comprehensive review of our total compensation program for our named executive officers, benchmarking the base salary, target annual cash incentive compensation, total cash compensation and total direct compensation that we offer our named executive officers. Buck Consultants worked with our management to update the group of companies that we had used during the previous major review of our compensation and benefit programs in 2007 to ensure that the companies included in the group in 2011 were of comparable size, scope and complexity to our company and had similar strategies as a means of ensuring that the executives at the comparison companies possessed competencies, experience and skills that matched our business strategy. Annual revenues of the comparison companies ranged from approximately $28.2 million to approximately $290.3 million, with median revenues of approximately $114.4 million.

The companies selected for our review of compensation in 2011 were the following:

- A.D.A.M, Inc.
- The Advisory Board Company
- Forrester Research, Inc.
- Franklin Covey Co.
- Hooper Holmes, Inc.
- Landauer, Inc.
- Mattersight Corp.
- Mediware Information Systems, Inc.
- Phase Forward, Inc.
- Vital Images, Inc.
- Athenahealth, Inc.
- Computer Programs & Systems, Inc.
- Health Grades, Inc.
- Healthstream, Inc.
- Keynote Systems, Inc.
- The Management Network Group, Inc.
- Medidata Solutions, Inc.
- Merge Healthcare, Inc.
- Rainmaker Systems, Inc.

We refer to these companies as "comparable companies." In determining compensation levels for our named executive officers in 2012, our Compensation Committee reviewed the comparable company data to the extent the data reflected positions similar to those held by our named executive officers. Our Compensation Committee considered these data and other information provided by Buck Consultants to assess our competitive position with respect to the following components of compensation:

- Base salary;
- Annual cash incentive compensation; and
- Long-term equity incentive compensation.

The Compensation Committee did not engage Buck Consultants or any other compensation consultant to provide concerning executive officer or director compensation during 2012.

One objective of the Compensation Committee in setting compensation for our executive officers other than our Chief Executive Officer is to establish base salary at a competitive level compared with comparable companies to attract and retain highly-qualified individuals. The Compensation Committee's considerations in setting our Chief Executive Officer's base salary are described below. For our executive officers other than our Chief Executive Officer, we consider base salary to be at a "competitive level" if it is within 20% above or below the median level paid by comparable companies to similarly situated executives. However, the Compensation Committee may pay base salaries that are more than 20% above or below the median level paid by comparable companies based on its evaluation of individual factors relative to a named executive officer. The Compensation Committee also considers individual performance, level of responsibility, skills and experience, and internal comparisons among executive officers in determining base salary levels. Based on comparable company information and these other considerations, the Compensation Committee resets executive salary levels at the time of each significant compensation review, which levels are then generally adjusted only to reflect changes in responsibilities or comparable company data.

The Compensation Committee administers our annual cash incentive program and long-term equity incentive plans, and approves all awards made under the program and plans. For annual and long-term incentives, the Compensation Committee considers internal comparisons and other existing compensation awards or arrangements in making compensation decisions and recommendations. In its decision-making process, the Compensation Committee receives and considers the recommendations of our Chief Executive Officer as to executive compensation programs for all of the other officers. In its decision-making process for the long-term incentives for our executive officers, the Compensation Committee considers relevant factors, including our performance and relative shareholder return and the awards given to the executive officer in past years. The Compensation Committee makes its decisions regarding general program adjustments to future base salaries, annual incentives and long-term incentives concurrently with its assessment of the executive officers' performance. Adjustments generally become effective in January of each year.

In fulfilling its objectives as described above, the Compensation Committee took the following steps in determining 2012 compensation levels for our named executive officers:

- Referred to the comparative company data provided in 2011 by Buck Consultants;
- Reviewed the performance of our Chief Executive Officer and determined his total compensation;
- Reviewed the performance of our other executive officer and other key associates (i.e., employees) with assistance from our Chief Executive Officer; and

- Determined total compensation for our named executive officers based on the 2011 compensation review, recommendations by our Chief Executive Officer (as to the other officers) and changes in officer responsibilities.

2012 Say on Pay Vote

In May 2012 (after the 2012 executive compensation actions described in this Compensation Discussion and Analysis had taken place), we held our annual advisory shareholder vote on the compensation of our named executive officers at our annual shareholders' meeting, and, consistent with the recommendation of the Board, our shareholders approved our executive compensation, with more than 99% of votes cast in favor. Consistent with this strong vote of shareholder approval, we have not undertaken any material changes to our executive compensation programs in response to the outcome of the vote.

Total Compensation

We intend to continue our strategy of compensating our executive officers at competitive levels through programs that emphasize performance-based incentive compensation in the form of cash and equity-based awards. To that end, we have structured total executive compensation to ensure that there is an appropriate balance between a focus on our long-term versus short-term performance. We believe that the total compensation paid or awarded to the executive officers during 2012 was consistent with our financial performance and the individual performance of each of our executive officers. We also believe that this total compensation was reasonable in its totality and is consistent with our compensation philosophies described above.

CEO Compensation

The Compensation Committee reviews annually the salary and total compensation levels of Michael D. Hays, our Chief Executive Officer. Based on the comparative company data that Buck Consultants provided as part of our compensation review completed in 2011, Mr. Hays' salary and overall compensation are significantly below the median level paid to chief executive officers of comparable companies. Due to Mr. Hays' large holding of our stock and his desire to materially align his compensation with the interests of our other shareholders, he requested that his base salary and targeted overall compensation remain unchanged. The Compensation Committee has not proposed an increase in his salary or overall compensation since 2005.

Elements of Compensation

Base Salary

The objective of the Compensation Committee is to establish base salary at a competitive level compared with comparable companies, with the exception of Mr. Hays' salary, as noted above, and the salary of Ms. Henricks, whom the Compensation Committee paid at a level more than 20% above the median level of the comparable companies based on its subjective judgment of the value of Ms. Henricks' contributions to our company and the compensation level necessary to retain her. Within the framework of offering competitive base salaries, we attempt to minimize base salary increases in order to limit our exposure if we do not meet our objectives for financial growth under our incentive compensation program. Based on comparable company information and the other factors noted above, the Compensation Committee resets executive salary levels at the time of each significant compensation review, which are then generally adjusted only to reflect changes in responsibilities. For 2012, the annual base salaries of our named executive officers did not change from 2011. Base salaries paid to our named executive officers in 2012 represented the following percentages of their total compensation (as calculated for purposes of the Summary Compensation Table).

Base Salary as a Percentage of Total Compensation	
Michael D. Hays	42%
Kevin R. Karas	42%
Susan L. Henricks	32%

Annual Cash Incentive

Our executive officers are eligible for annual cash incentive awards under our incentive compensation program. Please note that, while we may refer to annual cash incentive awards as bonuses in this discussion, the award amounts are reported in the Summary Compensation Table under the column titled "Non-Equity Incentive Plan Compensation" pursuant to the Securities and Exchange Commission's regulations.

We intend for our incentive compensation program to provide an incentive to meet and exceed our financial goals, and to promote a superior level of performance. Within the overall context of our pay philosophy and culture, the program:

- Provides competitive levels of total cash compensation;
- Aligns pay with organizational performance;
- Focuses executive attention on key business metrics; and
- Provides a significant incentive for achieving and exceeding performance goals.

Under our incentive compensation program, the Compensation Committee establishes performance measures for our named executive officers at the beginning of each year. For 2012, the Compensation Committee used our overall revenue and net income as performance measures because the Compensation Committee believes these are key measures of our ability to deliver value to our shareholders for which our named executive officers have primary responsibility. The Compensation Committee weighted the two performance measures equally in determining bonus payouts. The Compensation Committee structured the incentive compensation program so that our named executive officers would receive a bonus based on the percentage of growth in overall revenue and net income in 2012 over 2011, starting from "dollar one" of such growth. Consistent with past years, the Compensation Committee structured the incentive compensation program for our named executive officers to require performance representing growth in revenue or net income for any payout to be received.

The Compensation Committee structured the incentive compensation program to permit payouts to be earned for any growth in revenue and net income because it believed that providing an incentive to achieve growth in these measures would provide an effective incentive to the executive officers in 2012. The Compensation Committee determined that the bonuses under the incentive compensation program would be equal to the following (subject to a maximum of 200% of base salary): the product of the executive officer's base salary (i) multiplied by the sum of the percentage year over year increase, if any, in overall revenue plus the percentage year over year increase, if any, in overall net income (ii) multiplied by 2.5.

In determining the potential bonus amounts for our named executive officers described above, the Compensation Committee considered the comparative company data and Buck Consultant's recommendations resulting from the 2011 compensation review, and concluded that that payouts determined by these formulas were likely to produce results consistent with our past practice of setting annual target payouts at 50% of base salary, and would continue to provide competitive compensation consistent with our goals for annual incentive awards.

The following table shows amounts actually earned by our named executive officers for 2012, along with the percentages of their total compensation (as calculated for purposes of the Summary Compensation Table) that these amounts represent.

Name	2012 Actual Bonus Percentage of Total Compensation	2012 Actual Bonus Amount
Michael D. Hays	46%	$141,541
Kevin R. Karas	46%	$249,975
Susan L. Henricks	36%	$333,300

Long-Term Equity Incentive

The general purpose of our current equity-based plans is to promote the achievement of our long-range strategic goals and enhance shareholder value. To provide an additional performance incentive for our executive officers and other key management personnel, our executive compensation package includes annual grants of stock options. We also award restricted stock grants to newly hired or promoted executive officers during their first year of participation in our equity incentive program to provide greater alignment between the officers' interests and those of our shareholders, and to assist in retention. Options to purchase shares of common stock are typically granted with a per-share exercise price of 100% of the fair market value of a share of our common stock on the date of grant. The value of the option will be dependent on the future market value of the common stock, which we believe helps to align the economic interests of our key management personnel with the interests of our shareholders. To encourage our key management personnel to continue in employment with us, when we grant restricted stock under the 2006 Equity Incentive Plan to executive officers, we generally impose a five-year restriction period on the grant.

In determining equity incentive awards for 2012, the Compensation Committee considered the comparative company data and Buck Consultant's recommendations resulting from the 2011 compensation review, and concluded that our practice of setting annual target equity awards for our executive officers at 50% of their respective then-current base salaries continues to provide competitive compensation consistent with our goals for equity awards. The Compensation Committee generally grants options to purchase shares of our common stock effective on a date in the first week of January. Accordingly, on January 5, 2012, the Compensation Committee granted options to each of our named executive officers other than Ms. Hendricks approximately equal in value to 50% of their respective then-current base salaries. To determine the number of options equal to 50% of an executive officer's base salary, the Compensation Committee divided the annual target equity award amount by the closing price per share of our common stock on the date of grant, and multiplied the resulting quotient by three. The number of options granted to our named executive officers is shown in the Grants of Plan-Based Awards Table.

The Compensation Committee also approved a grant of restricted stock on January 5, 2012 to Ms. Henricks, who joined our company as our President and Chief Operating Officer in 2011. The grant had a value approximately equal to 100% of her base salary, and the shares were granted with a five-year time-vesting schedule. The Compensation Committee approved the grant to Ms. Hendricks as a one-time inducement award consistent with our practice of awarding restricted stock grants to newly hired or promoted executive officers during their first year of participation in our equity incentive program to provide greater alignment between the officers' interests and those of our shareholders and to assist in retention. The amount of the grant was based on the recommendation of our Chief Executive Officer and the collective experience and judgment of the Compensation Committee members.

Our Compensation Committee may condition awards on the achievement of various performance goals, including the following:

- Return on equity;
- Return on investment;
- Return on net assets;
- Shareholder value added;
- Earnings from operations;
- Pre-tax profits;
- Net earnings;
- Net earnings per share;
- Working capital as a percent of net cash provided by operating activities;
- Market price for our common stock; and
- Total shareholder return.

In conjunction with selecting the applicable performance goal or goals, the Compensation Committee will also fix the relevant performance level or levels (e.g., a 15% return on equity) that must be achieved with respect to the goal or goals in order for key associates to earn performance shares. For 2012, no awards were conditioned on such performance goals.

Other Benefits

To assist our associates in preparing financially for retirement, we maintain a 401(k) plan for all associates over 21 years of age, including our executive officers. Pursuant to the 401(k) plan, we match 25% of the first 6% of compensation contributed by our associates up to allowable Internal Revenue Service limitations. We also maintain group life, health, dental and vision insurance programs for all of our salaried employees, and our named executive officers are eligible to participate in these programs on the same basis as all other eligible employees.

Agreements with Officers

We do not have employment, retention, severance, change of control or similar agreements with any of our executive officers. While we enter into award agreements with our executive officers and other participants under our long-term equity award plans, these agreements and plans do not provide for acceleration of vesting or other benefits upon a change of control or termination.

2012 SUMMARY COMPENSATION TABLE

Set forth below is information regarding compensation earned by or paid or awarded to the following executive officers: Michael D. Hays, our Chief Executive Officer; Kevin R. Karas, our Senior Vice President Finance, Chief Financial Officer, Treasurer and Secretary since September 1, 2011; and Susan L. Henricks, our President and Chief Operating Officer since July 2011. We had no other executive officers, as defined in Rule 3b-7 of the Securities Exchange Act of 1934, whose total compensation exceeded $100,000 during 2012. The identification of such named executive officers is determined based on the individual's total compensation for 2012, as reported below in the Summary Compensation Table, other than amounts reported as above-market earnings on deferred compensation and the actuarial increase in pension benefit accruals.

The following table sets forth for our named executive officers with respect to 2012, 2011 and 2010: (1) the dollar value of base salary earned during the year; (2) the aggregate grant date fair value of stock and option awards granted during the year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("FASB ASC Topic 718"); (3) the dollar value of earnings for services pursuant to awards granted during the year under non-equity incentive plans; (4) all other compensation for the year; and (5) the dollar value of total compensation for the year.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Option Awards[1]	Non-Equity Incentive Plan Compensation	All Other Compensation[2]	Total
Michael D. Hays	2012	$127,400	--	--	$32,688	$141,541	$3,075	$304,704
Chief Executive Officer	2011	$127,400	--	--	$44,599	$97,206	$2,391	$271,596
	2010	$127,400	--	--	$38,927	$31,977	$3,012	$201,316
Kevin R. Karas	2012	$225,000	--	--	$57,735	$249,975	$5,625	$538,335
Senior Vice President Finance, Chief Financial Officer, Treasurer and Secretary[3]	2011	$225,000	--	$223,475	--	$171,675	$59,663	$679,813
Susan L. Henricks	2012	$300,000	--	$300,000	--	$333,300	$3,115	$936,415
President and Chief Operating Officer[4]	2011	$143,077	--	--	$361,500	$114,450	$1,338	$620,415

(1) Represents the aggregate grant date fair value of the stock or option awards, as indicated, granted during the year, computed in accordance with FASB ASC Topic 718. See Note 7 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended December 31, 2012 for a discussion of assumptions made in the valuation of share-based compensation.

(2) Represents, for each of our named executive officers, the amount of our 401(k) matching contributions.

(3) Mr. Karas became our Senior Vice President Finance, Chief Financial Officer, Treasurer and Secretary on September 1, 2011. Prior to his promotion, Mr. Karas served as a non-executive officer.

(4) Ms. Henricks became our President and Chief Operating Officer in July 2011.

GRANTS OF PLAN-BASED AWARDS IN 2012

We maintain the 2006 Equity Incentive Plan and the 2001 Equity Incentive Plan pursuant to which grants may be made to our executive officers. The following table sets forth information regarding all such incentive plan awards that were made to the named executive officers in 2012. No equity incentive awards were granted to the named executive officers in 2012.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]						
Name	**Grant Date**	**Threshold**	**Target**	**Maximum**	**All Other Stock Awards: No. of Shares of Stock or Units[2]**	**All Other Option Awards: No. of Securities Underlying Options[3]**	**Exercise or Base Price of Option Awards**	**Grant Date Fair Value of Stock and Option Awards**
Michael D. Hays	1/05/2012	-[4]	$ 63,700	$254,800	-	4,983	$38.35	$ 32,688
Kevin R. Karas	1/05/2012	-[4]	$112,500	$450,000	-	8,801	$38.35	$ 57,735
Susan L. Henricks	1/05/2012	-[4]	$ 150,000	$600,000	7,823	-	-	$300,000

(1) These amounts represent only potential payments under the 2012 incentive plan awards; the actual amounts received (if any) are shown in the Summary Compensation Table above.
(2) The restricted stock awards were granted under the 2006 Equity Incentive Plan.
(3) The stock option awards were granted under the 2001 Equity Incentive Plan.
(4) There were no thresholds for payments under these 2012 incentive plan awards; payments below target would be made for any year-over-year increase in any of the applicable performance measures.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2012

The following table sets forth information on outstanding option and stock awards held by the named executive officers at December 31, 2012, including the number of shares underlying both exercisable and unexercisable portions of each stock option, the exercise price and expiration date of each outstanding option, the number of shares of stock that have not vested and the market value of such shares.

	Option Awards				Stock Awards	
Name	No. of Securities Underlying Unexercised Options (Exercisable)	No. of Securities Underlying Unexercised Options (Unexercisable)	Option Exercise Price	Option Expiration Date	No. of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Michael D. Hays	18,298[(1)]	-	$16.10	01/05/14	-	-
	11,078[(2)]	-	$17.25	01/05/16	-	-
	8,356[(3)]	-	$22.87	01/05/17	-	-
	-	7,211[(4)]	$26.50	01/04/18	-	-
	-	6,703[(5)]	$28.51	01/05/19	-	-
	-	8,827[(6)]	$21.65	01/05/20	-	-
		5,915[(7)]	$32.31	01/05/21	-	-
		4,983[(8)]	$38.35	01/05/22		
Kevin R. Karas	-	8,801[(8)]	$38.35	01/05/22	6,964[(9)]	$377,449[(9)]
Susan L. Henricks	-	50,000[(10)]	$42.00	07/05/21	7,823[(11)]	$424,007[(11)]

(1) Options vest in full on the fifth anniversary of the grant date. These options vested on January 5, 2009.
(2) Options vest in full on the fifth anniversary of the grant date. These options vested on January 5, 2011.
(3) Options vest in full on the fifth anniversary of the grant date. These options vested on January 5, 2012.
(4) Options vest in full on the fifth anniversary of the grant date. These options vested on January 4, 2013.
(5) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 4, 2014.
(6) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2015.
(7) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2016.
(8) Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2017.
(9) Restricted stock becomes fully vested on the fifth anniversary of the grant date. These shares will vest on January 5, 2016. The market value is based on the $54.20 per share closing price of our common stock on the NASDAQ Stock Market on December 31, 2012.
(10) Options vest in full on the fifth anniversary of the grant date. These options will vest on July 5, 2016.
(11) Restricted stock becomes fully vested on the fifth anniversary of the grant date. These shares will vest on January 5, 2017. The market value is based on the $54.20 per share closing price of our common stock on the NASDAQ Stock Market on December 31, 2012.

No stock options were exercised during 2012 by the Company's named executive officers, and no restricted stock vested.

Risk Assessment of Compensation Policies and Practices

The Board relies on the Compensation Committee to address risk exposures facing the Company with respect to compensation, with appropriate reporting of these risks to be made to the full Board. The Committee, as part of its periodic review of compensation and benefit programs, assesses the potential risks arising from the Company's compensation policies and practices and considers safeguards against incentives to take excessive risks. Based on its most recent review, the Compensation Committee has concluded that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the preceding Compensation Discussion and Analysis with management and, based on such review and discussion, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement.

John N. Nunnelly, Chairperson
JoAnn M. Martin
Paul C. Schorr III
Gail L. Warden

PROPOSAL 2

APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE COMPANY'S ARTICLES OF INCORPORATION

Summary

The Board has unanimously determined that it is desirable and in the best interests of the Company and its shareholders to adopt a recapitalization plan pursuant to which the Company would: (i) establish two classes of common stock, consisting of a new class of common stock with $1/100^{th}$ of a vote per share and with the right to receive $1/6^{th}$ of the dividend, if any, paid on the other class of common stock, designated as class A common stock, par value $0.001 per share (the "Class A Common Stock"), and a new class of common stock with one vote per share and with the right to receive six times the dividend, if any, paid on the other class of common stock, designated as class B common stock, par value $0.001 per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"); (ii) issue a dividend of three (3) shares of Class A Common Stock for each share of the Company's existing common stock, par value $0.001 per share (the "Existing Stock"), as of a record date to be determined by the Board; and (iii) following the record date of the aforementioned dividend distribution, reclassify each share of Existing Stock as one-half (1/2) of one share of Class B Common Stock.

In order to implement the proposed recapitalization plan, it is necessary to amend the Company's current articles of incorporation (the "Articles"). As such, the Board has adopted resolutions unanimously approving, and unanimously recommending that the Company's shareholders approve, certain amendments to the Articles described below. Shareholders will vote separately on each of the following two sub-proposals (Sub-proposals 2A and 2B) that, together, comprise Proposal 2:

- **Sub-proposal 2A**: a proposal to approve an amendment and restatement of the Articles to increase the authorized number of shares of all classes of capital stock from 22,000,000 to 142,000,000, consisting of: (i) 60,000,000 shares of Class A Common Stock; (ii) 80,000,000 shares of Class B Common Stock; and (iii) 2,000,000 shares of preferred stock; and establish the powers, rights, preferences and privileges of, and the restrictions on, the Class A Common Stock and the Class B Common Stock; and

- **Sub-proposal 2B**: a proposal to approve an amendment and restatement of the Articles to reclassify each share of Existing Stock as one-half (1/2) of one share of Class B Common Stock (*i.e.,* a reverse stock split of one-for-two) (the "Reclassification").

The amendments to the Articles proposed by the foregoing sub-proposals are referred to herein as the "Proposed Amendments." Each of Proposed Amendments is an integral element of the Recapitalization (as defined below). Accordingly, each of the Proposed Amendments is conditioned upon the approval by the Company's shareholders of the other Proposed Amendment, and the entire Proposal 2 will fail if any individual Proposed Amendment is not approved by the shareholders.

Assuming a quorum is present at the Annual Meeting, the number of votes cast for approval of each of the Proposed Amendments must exceed the number of votes cast against it. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum; however, they will not constitute a vote "for" or "against" the Proposed Amendments and will be disregarded in the calculation of votes cast. A broker non-vote occurs when a broker submits a proxy card with respect to shares that the broker holds on behalf of another person but declines to vote on a particular matter, either because the broker elects not to exercise its discretionary authority to vote on the matter or does not have authority to vote on the matter.

As of the Record Date, Michael D. Hays, the founder, chief executive officer and a director of the Company, beneficially owned 3,785,433 shares of Existing Stock, or approximately 54% of the issued and outstanding shares. As a result, Mr. Hays has the power to approve each of the Proposed Amendments without the affirmative vote of any other shareholder. Mr. Hays has indicated that he intends to vote all shares owned by him "FOR" the approval of the Proposed Amendments. Shareholders do not have any dissenters' or appraisal rights with respect to the Proposed Amendments.

If each of the Proposed Amendments is approved, the Proposed Amendments would be implemented through an Amended and Restated Articles of Incorporation of the Company (the "Amended and Restated Articles") filed with the State of Wisconsin. The Amended and Restated Articles (and, accordingly, the Proposed Amendments) will be effective immediately upon acceptance of filing by the State of Wisconsin. The Board reserves the right to abandon or delay the filing of the Amended and Restated Articles even if the shareholders approve the Proposed Amendments.

The Board has declared, subject to shareholder approval of the Proposed Amendments, a dividend of three (3) shares of Class A Common Stock for each share of Existing Stock as of a record date to be determined by the Board (the "Dividend"). Shareholder approval of the Dividend is not required under Wisconsin law and is not being solicited by this proxy statement.

The term "Recapitalization" is used in this proxy statement to refer, collectively, to the Proposed Amendments and the Dividend.

As more fully described below, the Recapitalization will not affect the relative voting power or equity interest of any shareholder because the Recapitalization will affect each shareholder in proportion to the number of shares of Existing Stock owned by such shareholder prior to effectiveness of the Recapitalization.

The NASDAQ Stock Market ("NASDAQ") has advised the Company that the Recapitalization complies with NASDAQ Rule 5640 and Interpretive Material 5640 (collectively, the "Voting Rights Rule"). The shares of Class B Common Stock will continue to trade on the NASDAQ Global Select Market. The Company anticipates that the Class A Common Stock will be eligible to be traded on the NASDAQ Global Select Market. See "Description of the Class A Common Stock and the Class B Common Stock — *Transferability/Listing*" and "Certain Other Effects of the Recapitalization — *NASDAQ Criteria.*"

The summary of the Proposed Amendments set forth in this proxy statement should be read in conjunction with, and is qualified in its entirety by, the full text of the Amended and Restated Articles attached to this proxy statement as Appendix A.

The Board believes that the Recapitalization will have as number of potential benefits for the Company. See "Reasons for the Recapitalization" below. The Recapitalization also involves a number of risks and uncertainties which are described below under "Certain Potential Disadvantages of the Recapitalization" and elsewhere in this proxy statement.

Sub-Proposal 2A: Approval of an Amendment and Restatement of the Articles to Increase the Authorized Number of Shares of all Classes of Capital Stock to 142,000,000, Consisting of: (i) 60,000,000 Shares of Class A Common Stock; (ii) 80,000,000 Shares of Class B Common Stock; and (iii) 2,000,000 Shares of Preferred Stock; and to Establish the Rights, Preferences and Privileges of, and the Restrictions on, the Common Stock

The Amended and Restated Articles will establish two classes of common stock, consisting of 60,000,000 authorized shares of Class A Common Stock and 80,000,000 authorized shares of Class B Common Stock. As more fully described below, the powers, rights, preferences and privileges of, and the restrictions on, the Class A Common Stock will be substantially the same as those relating to the Class B Common Stock, except that:

- Holders of Class A Common Stock will have one-one-hundredth (1/100th) of one vote per share on all maters submitted to a shareholder vote;
- Holders of Class B Common Stock will have one (1) vote per share on all maters submitted to a shareholder vote; and
- Other than share distributions and liquidation rights, the amount of any dividend or other distribution payable on each share of Class A Common Stock will be equal to one-sixth (1/6th) of the amount of any such dividend or other distribution payable on each share of Class B Common Stock.

Except as otherwise provided by the Wisconsin Business Corporation Law, the holders of Class A Common Stock and Class B Common Stock will, in all matters, vote together as a single class. Except as described below, neither the Class A Common Stock nor the Class B Common Stock will be convertible into the other. For a more detailed description of the rights, preferences and privileges of, and the restrictions on, the Class A Common Stock and the Class B Common Stock, see "Description of Class A Common Stock and Class B Common Stock."

Assuming a quorum is present at the Annual Meeting, the number of votes cast for approval of Sub-proposal 2A must exceed the number of votes cast against it. Sub-proposal 2A is conditioned upon the approval by the Company's shareholders of Sub-proposal 2B. If the shareholders do not approve Sub-proposal 2B, Sub-proposal 2A will also fail regardless of whether Sub-proposal 2A received enough votes to pass independently.

Sub-Proposal 2B: Approval of an Amendment and Restatement of the Articles to Reclassify Each Share of Existing Stock as One-Half (1/2) of One Share of Class B Common Stock

Under the Amended and Restated Articles, each share of Existing Stock will be reclassified as one-half (1/2) of one share of Class B Common Stock as of a record date to be determined by the Board, which record date will be prior to the date the Reclassification occurs. No fractional shares of Class B Common Stock will be issued as a result of the Reclassification. Any shareholder who would otherwise be entitled to receive a fraction of a share of Class B Common Stock will, in lieu of receiving such fractional share, be entitled to receive a cash payment equal to such fraction multiplied by the fair value of a share of Class B Common Stock as of the effective time of the Reclassification as determined in good faith by the Board. For example, a holder of 100 shares of Existing Stock will, upon implementation of the Reclassification, hold 50 shares of Class B Common Stock; whereas a holder of 101 shares of Existing Stock will, upon implementation of the Reclassification, hold 50 shares of Class B Common Stock and receive a cash payment equal to the fair value of the fractional one-half share as determined in good faith by the Board.

The Board has determined that the fair value of a share of Class B Common Stock will be based on the Company's market capitalization, using the last sales price and the number of shares of Existing

Stock outstanding immediately prior to the effective time of the Recapitalization, and adjusting for the Dividend and the Reclassification.

After the Recapitalization takes effect, the Company's transfer agent will mail to each record holder of Existing Stock a letter of transmittal requesting that such record holder surrender all certificates representing shares of Existing Stock. Shares of Class A Common Stock and Class B Common Stock will be issued in uncertificated form following the Recapitalization. A statement of shares owned and checks representing any payment in lieu of fractional shares will be sent to the record holders of Existing Stock who deliver properly executed transmittal letters. See "Surrender of Stock Certificates." SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES TO THE COMPANY WITH THE ENCLOSED PROXY.

Assuming a quorum is present at the Annual Meeting, the number of votes cast for approval of Sub-proposal 2B must exceed the number of votes cast against it. Sub-proposal 2B is conditioned upon the approval by the Company's shareholders of Sub-proposal 2A. If the shareholders do not approve Sub-proposal 2A, Sub-proposal 2B will also fail regardless of whether Sub-proposal 2B received enough votes to pass independently.

Recommendation of the Board

The Board believes that the adoption of the Amended and Restated Articles (and each of the Proposed Amendments contained therein) is desirable and in the best interests of the Company and its shareholders and unanimously recommends a vote "FOR" both Sub-proposal 2A and Sub-proposal 2B. In determining to approve the Proposed Amendments and the Dividend and to recommend that shareholders approve the Proposed Amendments, the Board considered the alternatives available to the Company and the potential advantages, disadvantages and other effects of the Recapitalization, certain of which are described below under "Background," "Reasons for the Recapitalization," "Certain Potential Disadvantages of the Recapitalization" and "Certain Other Effects of the Recapitalization." The Board also considered the unanimous recommendation in favor of the Recapitalization by a special committee of the Board (the "Special Committee") consisting of all of the independent directors of the Company, which recommendation was based in part on the opinion of Craig-Hallum Capital Group LLC ("Craig-Hallum") that, as of March 5, 2013, the proposed Recapitalization was fair, from a financial point of view, to the minority shareholders of the Company. The term "minority shareholders" excludes Mr. Hays and certain trusts and other donees who received gifts of stock from him. See "Background" and "Fairness Opinion."

The Special Committee

The Special Committee was formed by the Board in October 2012 to, among other things, review, evaluate, analyze and negotiate the terms and conditions of a potential recapitalization. The Board also authorized the Special Committee to determine the advisability of and recommend what action, if any, should be taken by the Board with respect to the potential recapitalization. In connection with such authorization, the Board agreed to not approve any potential recapitalization without a prior favorable recommendation by the Special Committee. Each Board member other than Mr. Hays, each of whom was and is a non-management, independent director and not directly or indirectly affiliated with Mr. Hays, was appointed to the Special Committee.

Background

Immediately following the Company's initial public offering in October 1997, Mr. Hays beneficially owned approximately 66.4% of the issued and outstanding shares of the Company's Existing Stock. As of the Record Date, Mr. Hays beneficially owned approximately 54% of the issued and outstanding shares of Existing Stock. See "Interests of Certain Persons." From time to time since the

Company's initial public offering, the Board has considered the effect that Mr. Hays' controlling interest in the Company's Existing Stock has had on the Company and the market for the Existing Stock.

Based on an expression of interest by Mr. Hays, during the summer of 2012 the Company began to consider a potential recapitalization with either a second class of common stock or a series of the Company's authorized preferred stock. In connection with that process, Foley & Lardner LLP ("Foley"), legal counsel to the Company, commenced informal discussions with NASDAQ as to whether either or both of the potential recapitalization alternatives would comply with NASDAQ's Voting Rights Rule.

At a regularly scheduled Board update call on July 10, 2012, the Board discussed the potential recapitalization alternatives and the rationale for such a transaction, including the lack of public float and liquidity of the Existing Shares, as well as the dilutive impact on the voting power of all current shareholders and the increased cost to the Company of maintaining dividends if the Company was to issue additional shares to address the public float and liquidity issues.

At a regularly scheduled meeting of the Board on August 9, 2012, the Board reviewed certain materials prepared by Foley regarding a dual class stock structure and a potential recapitalization of the Company with either a second class of common stock or a series of the Company's authorized preferred stock. Based on the advantages and potential negatives of these recapitalization alternatives, the Board decided that a potential recapitalization using a series of the Company's authorized preferred stock should be further explored, including whether such a transaction would comply with NASDAQ's Voting Rights Rule.

On October 16, 2012, Mr. Hays presented a proposal to the Board relating to a proposed recapitalization of the Company. Pursuant to this proposal, a series of preferred stock, with voting rights of 1,000 votes per share and with separate, standalone dividend rights compared to the dividend rights of the common stock, would be created and then a dividend of 1/100th of one share of this new series of preferred stock would be declared and paid for each share of the Company's Existing Stock (the "Preferred Stock Proposal"). Mr. Hays noted that the Preferred Stock Proposal was still subject to NASDAQ's interpretation that it would not violate the Voting Rights Rule.

On October 23, 2012, after consideration of various legal counsel, the independent directors unanimously agreed to retain McGrath North Mullin & Kratz, PC LLO ("McGrath North") as their independent legal counsel to assist with their review and evaluation of the Preferred Stock Proposal.

At regularly scheduled meetings of the Board and the committees of the Board on October 25 and 26, 2012, the Board discussed the advisability of forming a special committee of the Board to evaluate the Preferred Stock Proposal. At these meetings, the Company's independent directors (who would become the members of the Special Committee) preliminarily reviewed the Preferred Stock Proposal from Mr. Hays and agreed that the proposal merited formal consideration. The independent directors determined that they would review and evaluate the proposal further following the formal establishment of the Special Committee.

Effective October 25, 2012, the Board established the Special Committee, and appointed to the Special Committee all of the Company's non-management, independent directors: Messrs. John Nunnelly (Chairman), Paul Schorr and Gail Warden and Ms. JoAnn Martin. The Board authorized the Special Committee to, among other things, review, evaluate, analyze and negotiate the terms and conditions of the Preferred Stock Proposal. The Board also authorized the Special Committee to determine the advisability of and recommend what action, if any, should be taken by the Board with respect to such proposal, and agreed to not approve the Preferred Stock Proposal without a prior favorable recommendation by the Special Committee.

On October 25, 2012, the independent directors met as the Special Committee and discussed certain organizational matters relating to the formation of the Special Committee and its consideration of the proposed recapitalization. During this meeting, McGrath North led a review of the Special Committee members' fiduciary duties under Wisconsin law and the standards for determining that the members of the Special Committee were disinterested and independent for purposes of their evaluation of the proposed recapitalization. The independent directors discussed the Preferred Stock Proposal, various timing matters, and concluded to retain an independent financial advisor for the review and evaluation of the Preferred Stock Proposal.

After review of, and discussions with, various financial advisors, the Special Committee unanimously agreed to retain Craig-Hallum as its independent financial advisor.

On November 5, 2012, NASDAQ informally advised Foley that NASDAQ believed the Preferred Stock Proposal did not comply with its Voting Rights Rule.

At a regularly scheduled Board update call on November 6, 2012, Mr. Hays apprised the Board of NASDAQ's informal advice regarding the Preferred Stock Proposal and discussed his continuing desire to effect a recapitalization in order to increase public float and liquidity, improve the ability of shareholders to monetize their holdings, enhance the ability of the Company to raise capital while lessening dilution to the voting power and dividend rights of the existing shareholders and improve associate incentives and retention.

During the rest of November and December 2012, Foley continued informal discussions with NASDAQ regarding a dual-class common stock recapitalization and whether such a recapitalization would comply with NASDAQ's Voting Rights Rule. In December, NASDAQ informally advised Foley that the proposed dual-class common stock recapitalization would comply with the Voting Rights Rule.

On January 17, 2013, Mr. Hays presented a revised recapitalization proposal to the Board based on NASDAQ's informal advise regarding such a proposal under the Voting Rights Rule. Pursuant to this proposal, the Company would designate its Existing Stock as "class B common stock," create a second class of common stock designated as "class A common stock" with 1/100th of one vote per share and with a fixed fractional dividend right of 1/100th of the dividend paid on the Existing Shares, declare and pay a dividend of three shares of class A common stock for each Existing Share and then reclassify of each Existing Share into one-half of one Existing Share (the "Common Stock Proposal"). Mr. Hays also described the strategic objectives to be achieved by the recapitalization as well as a number of rationales for and potential benefits of the proposed recapitalization, including increased public float and liquidity and providing the Company with the ability to raise additional equity capital without affecting in any material way the voting and dividend rights of the Company's existing shareholders.

On January 19, 2013, Foley formally submitted the Common Stock Proposal to NASDAQ to obtain their written interpretation that such proposal complies with the Voting Rights Rule.

At a regularly scheduled meeting of the Board on January 31, 2013, the Board amended the written charter of the Special Committee to reflect the potential dual-class common stock recapitalization as opposed to the Preferred Stock Proposal. Accordingly, the Board authorized the Special Committee to, among other things, review, evaluate, analyze and negotiate the terms and conditions of the potential dual-class common stock recapitalization. The Board also authorized the Special Committee to determine the advisability of and recommend what action, if any, should be taken by the Board with respect to such potential recapitalization, and agreed to not approve the potential dual-class common stock recapitalization without a prior favorable recommendation by the Special Committee. The Special Committee re-engaged Craig-Hallum to assist it in the review and evaluation of the Common Stock Proposal.

During January and February 2013, the Special Committee and McGrath North discussed and negotiated the terms of the Common Stock Proposal with Mr. Hays and his advisors. Enhanced dividend rights for the new class A common stock was of particular importance to the Special Committee, and the

Special Committee proposed modifications to the Common Stock Proposal with regard to this matter. During these negotiations, Mr. Hays agreed that the Common Stock Proposal would include terms providing that the holders of each share of the new class A common stock would be entitled to receive a cash dividend equal to $1/6^{th}$ of any cash dividend paid with respect to a share of the class B common stock, rather than $1/100^{th}$ of that dividend.

On February 1, 2013, Mr. Hays presented to the Special Committee an updated version of the Common Stock Proposal reflecting the change in the fractional dividend on the new class A common stock from $1/100^{th}$ to $1/6^{th}$ of the amount of any cash dividend paid with respect to a share of class B common stock (the "Updated Common Stock Proposal"). On the same day, Foley provided the same to NASDAQ.

From February 6 to February 11, 2013, Foley discussed with NASDAQ the provisions of the Common Stock Proposal relating to the ability of the Board to effect a conversion of the new class A common stock into class B common stock. Based on those discussions and discussions with Mr. Hays and the Special Committee, the Company agreed to modify such conversion right to permit such a conversion only in certain limited circumstances (as described in "Description of the Class A Common Stock and the Class B Common Stock—*Convertibility*" below).

On February 15, 2013, NASDAQ issued its written interpretation that the Updated Common Stock Proposal, as revised as noted above, would comply with its Voting Rights Rule.

Over the next few weeks, members of the Special Committee, Craig-Hallum and McGrath North discussed and engaged in a detailed analysis of the terms of the updated proposal, including the rationales for such a transaction. The members of the Special Committee also discussed the importance of their role and reviewed their fiduciary duties.

On March 1, 2013, the Board and the Special Committee reviewed materials from Craig-Hallum regarding alternative methods for determining the fair value of a share of Class B Common Stock for purposes of the fractional share cash out in the Reclassification. Based on those materials and a discussion among the members of the Special Committee and the Board, the Board determined that the fair value of a share of Class B Common Stock should be based on the Company's market capitalization (using the last sales price and the number of shares of Existing Stock outstanding immediately prior to the effective time of the Recapitalization) and adjusting for the Dividend and the Reclassification.

On March 4, 2013, Craig-Hallum made a presentation to the members of the Special Committee regarding the proposed recapitalization. The presentation included a review of the proposed terms of the recapitalization and a summary of the review undertaken by Craig-Hallum regarding the proposed recapitalization and precedent dual-class recapitalization transactions. The presentation also reviewed potential advantages and disadvantages of the proposed recapitalization compared to the status quo, a comparison of key attributes of the proposed recapitalization to attributes found in other dual class recapitalization transactions and a discussion of potential market reactions to the proposed recapitalization. At this meeting, the members of the Special Committee again discussed the importance of their role and their fiduciary duties.

On March 5, 2013, the Special Committee met and discussed Craig-Hallum's presentation from March 4. The members of the Special Committee also discussed the proposed recapitalization and their belief, based upon, among other things, the information included in the Craig-Hallum presentation and their knowledge of the Company and the industry in which it competes, that the proposed recapitalization provided a number of potential benefits to the Company and its shareholders that would not be present compared to the status quo, including, increased public float and liquidity, improved ability of shareholders to monetize their holdings, enhanced ability for the Company to raise capital while lessening dilution to the voting power and dividend rights of existing shareholders and improved Company associate incentives and retention. In addition, the members of the Special Committee indicated their desire and intent, which is shared by Mr. Hays, to treat holders of options to acquire Company stock and holders of restricted stock of the Company in the same manner as holders of outstanding Existing Stock. Finally, the Special Committee discussed the process that would be undertaken by the Board, the shareholders and, ultimately, the Company, were the Special Committee to recommend in favor of the proposed recapitalization transaction.

At this meeting, Craig-Hallum rendered its oral opinion, subsequently confirmed in writing, that, as of March 5, 2013, the proposed Recapitalization was fair, from a financial point of view, to the minority shareholders of the Company. For this purpose, the term "minority shareholders" excludes Mr. Hays and certain trusts and other donees who received gifts of stock from him. The text of Craig-Hallum's opinion, dated March 5, 2013, is attached to this proxy statement as Appendix B. For a summary of the financial analyses performed by Craig-Hallum in connection with its opinion, see "Fairness Opinion" below.

At the conclusion of this meeting, the Special Committee unanimously recommended that the Board approve the Recapitalization.

The Special Committee unanimously determined that the potential advantages of the Recapitalization outweigh the potential disadvantages of the Recapitalization. For a description of the potential advantages, disadvantages and other effects of the Recapitalization considered by the Special Committee, see "Reasons for the Recapitalization," "Certain Potential Disadvantages of the Recapitalization," and "Certain Other Effects of the Recapitalization." The Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the various factors.

At a meeting on March 25, 2013, the Board unanimously determined that the Recapitalization is desirable and in the best interests of the Company and all of its shareholders, approved the Recapitalization and recommended that the Company's shareholders approve each of the Proposed Amendments (and, thereby, the Amended and Restated Articles).

Fairness Opinion

Scope of the Assignment

Craig-Hallum was retained by the Special Committee to render an opinion that, as of the date of the opinion, the proposed Recapitalization is fair, from a financial point of view, to the minority shareholders of the Company. For purposes of its opinion, Craig-Hallum considered the term "minority shareholders" to mean the holders of Company common stock outstanding prior to the effective date of the proposed Recapitalization and excluded shares held by Mr. Hays, the Company's Chief Executive Officer, and certain trusts and other donees who have received gifts of common stock from him.

The full text of Craig-Hallum's written opinion to the Special Committee, which sets forth the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken by Craig-Hallum, is attached to this proxy statement as Appendix B and is incorporated by reference. The following summary of Craig-Hallum's opinion is qualified in its entirety by reference to the full text of the opinion, and shareholders of the Company are urged to read the opinion in its entirety in connection with their consideration of the Recapitalization.

Craig-Hallum's opinion addresses solely the fairness of the Recapitalization, from a financial point of view, to the minority shareholders of the Company and does not address any other terms or agreement relating the Recapitalization. Craig-Hallum has not been asked to express, nor is it expressing, an opinion as to the relative merits of the Recapitalization as compared to any alternative transaction that might exist or the effect of any other transaction in which the Company might engage. However, Craig-Hallum took into consideration a comparison of the Recapitalization with the status quo and discussed with the Company certain strategic capital initiatives that are planned following the

Recapitalization. Craig-Hallum's opinion relates to the Recapitalization and does not imply any conclusion as to what the relative values of the Company's proposed Class A Common Stock actually will be, if and when issued in connection with the Recapitalization, or the prices at which Class B Common Stock will trade (privately or publicly), following the consummation of the Recapitalization. Craig-Hallum understood the Company may suspend payment of cash dividends in connection with the Recapitalization and expressed no opinion with respect to such suspension. Craig-Hallum's opinion did not address the underlying business decision of the Company to effect the Recapitalization and it did not express any view on, and its opinion did not address, any other term or aspect of any agreement or instrument entered into, issued or amended in connection with the Recapitalization, including, without limitation, the fairness of the Recapitalization to, or any consideration received in connection therewith by any creditors, or other constituencies of the Company.

For purposes of its opinion and in connection with its review of the Recapitalization, Craig-Hallum has, among other things: (i) reviewed summaries of the Recapitalization, as were submitted to the Special Committee; (ii) reviewed the proposed Amended and Restated Articles that will be submitted to the Company's shareholders relating to the Recapitalization; (iii) reviewed certain business, financial and other information and data with respect to the Company publicly available or made available to Craig-Hallum from internal records of the Company; (iv) reviewed certain internal information of the Company and other data relating to the implications and benefits anticipated to result from the Recapitalization, furnished to Craig-Hallum by the management of the Company; (v) reviewed the reported prices and trading activity of Company common stock and similar information for certain other companies deemed by Craig-Hallum to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly traded companies deemed by Craig-Hallum to be comparable to the Company; (vii) reviewed the financial terms, to the extent publicly available, of certain transactions that Craig-Hallum believed to be comparable to the Recapitalization; and (viii) reviewed certain publicly available information with respect to other publicly-traded companies that have a class or series of stock with voting and dividend rights comparable to the Company's voting and dividend rights as a result of the Recapitalization. Craig-Hallum made inquiries regarding and discussed the Recapitalization and other matters related thereto with the Special Committee, the Company's management and outside advisors, including its legal counsel. In addition, Craig-Hallum conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as it deemed necessary and appropriate in arriving at its opinion. Craig-Hallum did not review any financial projections or other prospective information concerning the Company.

Craig-Hallum understood the Company intends to list the Class A Common Stock on the NASDAQ Global Select Market, that fractional interests in Class B Common Stock resulting from the reverse stock split portion of the Recapitalization will be settled in cash based on a pro forma fair market value of the Class B Common Stock utilizing the Company's market capitalization (based on the last sales price and shares outstanding immediately prior to the effective time of the Recapitalization) and adjusting for the Dividend and Reclassification. Craig-Hallum discussed with the Company certain strategic capital initiatives that are planned following the Recapitalization. For purposes of its opinion, Craig-Hallum assumed that the Recapitalization will occur in compliance with all laws, rules and regulations applicable to the Company, including but not limited to NASDAQ listing standards and the Wisconsin Business Corporation Law, and that all planned strategic capital initiatives will be fair from a financial point of view to the minority shareholders.

In arriving at its opinion, Craig-Hallum did not perform any appraisals or valuations of any assets or liabilities (fixed, contingent or other) of the Company, was not furnished with any such appraisals or valuations, did not conduct any appraisal concerning the solvency, fair value or capital surplus of the Company, and made no physical inspection of the property or assets of the Company. Craig-Hallum did not express an opinion regarding the liquidation value of the Company. Its analyses in connection with the opinion were a going concern analyses. Craig-Hallum was not requested to opine, and no opinion was given, as to whether any analyses of an entity, other than as a going concern, was appropriate in the circumstances and, accordingly, performed no such analyses.

Craig-Hallum's opinion is based upon economic, monetary, market and other conditions as in effect on, and the information made available to Craig-Hallum as of, the date of the opinion. Events occurring after the date of the opinion could materially affect the assumptions used in preparing the opinion. Craig-Hallum did not express any opinion as to the price at which shares of common stock of the Company have traded or such stock may trade following announcement of the Recapitalization or at any future time. Craig-Hallum did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Craig-Hallum has received a fee from the Company for its services, the payment of which was not predicated on the conclusion reached in its opinion. It has also been reimbursed for prior expenses and is entitled to reimbursement for its current expenses incurred in connection with its engagement, and the Company has agreed to indemnify it against certain liabilities. In the ordinary course of its business, Craig-Hallum and its affiliates may actively trade the common stock of the Company for its own account and for the accounts of its customers and, accordingly, it may at any time hold a long or short position in the common stock of the Company.

Craig-Hallum's opinion is for the benefit and use of the Special Committee in connection with its evaluation of the Recapitalization and does not constitute a recommendation to any holder of the Company's common stock as to how such holder should vote with respect to the Recapitalization.

Summary of Analyses

The following is a summary of the financial analyses performed by Craig-Hallum in connection with reaching its opinion:

- Recapitalization Rationale
- Comparison of Current and Pro Forma Economic Ownership and Voting Rights
- Analysis of Dual-Class Common Stock of Publicly-Traded Companies
- Analysis of Selected Historical Recapitalization Transactions
- Analysis of Fractional Share Cash Out Methods In Reverse Stock Split Transactions
- Comparison of Company Liquidity and Valuation to its Primary Peer Group
- Comparison of Company Liquidity and Valuation to NASDAQ listed companies
- Trading Impact Analysis

While the following summaries describe some analyses and examinations that Craig-Hallum deems material to the opinion, they are not a comprehensive description of all analyses and examinations actually conducted by Craig-Hallum. The preparation of an opinion necessarily is not susceptible to partial analysis or summary description. Craig-Hallum believes that such analyses and the following summaries must be considered as a whole and that selecting portions of such analyses and of the factors considered, without considering all such analyses and factors, would create an incomplete view of the process underlying the analyses.

Recapitalization Rationale

Craig-Hallum reviewed the Recapitalization rationale with members of the senior management team and Board and perceived the objectives of the Recapitalization to be:

(i) *Improve Liquidity and Expand Institutional Ownership Base.* The Company believes the Recapitalization will enhance trading volumes and enable new institutional investors to more easily buy and sell shares. The lack of liquidity in the Company's Existing Stock has been a significant barrier for many institutional investors in the past. Further, the Company believes the enhanced liquidity may attract additional research coverage by financial analysts and bridge the valuation discount that the Company trades at relative to its primary peer group, consisting of HealthStream, Inc. and The Advisory Board Company (the "Primary Peer Group").

(ii) *Maintain Voting Continuity While Increasing Shareholder Flexibility.* The Company believes voting continuity is important to execute on its long-term strategic vision and continue to provide customers with a high-level of service. The Recapitalization increases shareholder flexibility by enabling existing holders to sell shares of Class A Common Stock without substantially diminishing their voting rights. Further, sales of shares of Class A Common Stock have a disproportionate reduction on the amount of future dividends received, if any. For example, if an existing shareholder disposes of all shares of Class A Common Stock while continuing to hold their shares of Class B Common Stock, they will have liquidated 85.7% of their holdings, but will only lower the amount of future dividends received, if any, by 50.0%.

(iii) *Minimize Voting and Dividend Dilution to Existing Holders on Future Equity Issuances.* The Company intends to use the new Class A Common Stock if it raises equity capital in the future. By offering shares of Class A Common Stock, existing shareholders' voting and dividend dilution is not as significant because the Class B Common Stock has higher dividend and voting features. For example, if the Company issues one million new shares of Class A Common Stock, the existing holders' ownership is diluted by 4.0%, but voting and dividend dilution is only 0.3% and 2.4%, respectively.

Comparison of Current and Pro Forma Economic Ownership and Voting Rights

Craig-Hallum compared the economic ownership and voting rights of the existing minority shareholders of the Company as of March 5, 2013, to their pro forma economic ownership and voting rights assuming the Recapitalization is approved and implemented. As of March 5, 2013, minority shareholders in the aggregate owned 45.9% of the Company and comprised 45.9% of its voting rights. Since all shareholders are treated equally and the proposed reverse stock split and stock dividend is ratably distributed based on each shareholders' ownership on the effective date, the existing shareholders' economic ownership and voting rights are unchanged following the Recapitalization. Following the Recapitalization, minority shareholders will continue to own 45.9% of the Company and comprise 45.9% of its voting rights (assuming Mr. Hays or certain trusts and other donees who have received gifts of common stock from him do not buy or sell shares between March 5, 2013 and the effective date of the Recapitalization and excludes the impact of options exercised, vesting of restricted stock, or other equity issuances between March 5, 2013 and the effective date of the Recapitalization).

In addition, Craig-Hallum analyzed certain strategic capital initiatives that are planned by the Company following the Recapitalization and determined the existing minority shareholders' economic ownership and voting rights will not be impacted by such strategic capital initiatives.

Analysis of Dual-Class Common Stock of Publicly Traded Companies

Craig-Hallum analyzed stock prices, trading volumes, economic ownership, voting rights and dividend policies for U.S. companies with two classes of exchange listed common stock. In performing its review, Craig-Hallum excluded companies with more than two classes of common stock, companies restructuring or undergoing Chapter 11 reorganization, companies with shares trading on the pink sheets or Over-The-Counter Bulletin Board, and Companies in the financial sector. Based on these criteria, Craig-Hallum identified a comparison group of 25 companies (the "Comparison Group").

Craig-Hallum compared the liquidity of the lower voting class of common shares ("LV") to the higher voting class of common shares ("HV") among companies in the Comparison Group. To compare liquidity, Craig-Hallum used a relative statistic measuring the average daily trading volume over the last three month period divided by the number of shares outstanding for each respective class. Craig-Hallum used a relative statistic rather than comparing the number of shares traded for each class because in many cases the number of shares outstanding in the lower voting class was significantly higher than the number of shares outstanding in the higher voting class. Craig-Hallum noted that the lower voting class of common stock tended to be more liquid than the higher voting class.

Craig-Hallum analyzed the trading price disparity between the lower voting class of common stock and the higher voting class of common stock. Due to trading liquidity differences among the two classes, Craig-Hallum used an average stock price over the last one month period rather than using spot prices. Craig-Hallum noted that the higher voting class of common stock tends to trade at a slight premium to the lower voting class of common stock.

Craig-Hallum analyzed the economic and voting interests of the lower voting and higher voting classes of common stock of the Comparison Group and the Company on a pro forma basis assuming the Recapitalization is approved and implemented. Craig-Hallum noted that on a pro forma basis giving effect to the Recapitalization, the Company's economic and voting interests for the lower voting and higher voting classes of common stock are similar to the Comparison Group.

The following table summarizes the stock price disparity, liquidity, and voting and economic interests of the Comparison Group and the Company on a pro forma basis giving effect to the Recapitalization, where applicable.

	Stock Price [1]	ADTV/Shares Outstanding [2]		Economic Interest		Voting Interest	
	HV to LV % Δ	**LV**	**HV**	**LV**	**HV**	**LV**	**HV**
Comparison Group:							
75th Percentile	4.5%	0.66%	0.15%	89.8%	27.5%	26.7%	100.0%
Average	2.2%	0.63%	0.33%	80.0%	20.0%	13.9%	86.1%
Median	0.1%	0.46%	0.06%	83.6%	16.4%	9.3%	90.7%
25th Percentile	(2.0%)	0.23%	0.01%	72.5%	10.2%	0.0%	73.3%
National Research:							
Proposed Recapitalization	N/A	N/A	N/A	85.7%	14.3%	5.7%	94.3%

(1) Based on one month average stock price
(2) Based on average daily trading volume over the last three months

Craig-Hallum also analyzed the dividend policies of the Comparison Group. In all but one instance, the lower voting class of common stock received a greater or equal dividend than the higher voting class of common stock. Assuming the Recapitalization is approved and implemented, holders of the lower voting class of the Company's common stock (Class A Common Stock) will receive one-sixth of the amount of any dividend paid to the higher voting class of common stock (Class B Common Stock). The Company intends to use the new Class A Common Stock if it decides to raise equity capital in the future and because Class B Common Stock is paid a higher dividend, the dividend dilution to the existing minority shareholders on future equity raises is not as large.

Analysis of Selected Historical Recapitalization Transactions

Craig-Hallum reviewed and analyzed six selected historical recapitalization transactions (the "Recapitalization Transactions") of U.S. publicly-traded companies in which a single class of common stock of a company was reclassified into two classes of publicly-traded common stock with differential or no voting rights. Craig-Hallum examined each transaction where both classes of the common stock were publicly-traded, and the reclassification was effected through amending the company's charter, and not through a merger, acquisition, spin-off, or distribution from a parent company to its shareholders, or a public offering.

The Recapitalization Transactions that Craig-Hallum reviewed involved QAD Inc., Sport Chalet, Inc., Rush Enterprises, Inc., Donegal Group Inc., Pilgrim's Pride Corporation, and HEICO Corporation. Craig-Hallum did not review transactions that occurred more than twenty years ago. The following table summarizes the voting and economic interests of the Recapitalization Transactions and the Recapitalization for the Company. The table also includes a summary of the 1-day, 1-week, and 1-month stock performance after announcing the transaction.

	Economic Interest		Voting Interest		Stock Performance		
	LV	**HV**	**LV**	**HV**	**1-Day**	**1-Week**	**1-Month**
Reclassification Transactions:							
High	87.5%	66.7%	25.9%	97.6%	4.8%	8.9%	31.9%
Average	58.5%	41.5%	11.9%	88.1%	(0.5%)	2.2%	7.6%
Median	58.3%	41.7%	10.7%	89.3%	0.4%	4.6%	4.4%
Low	33.3%	12.5%	2.4%	74.1%	(6.0%)	(8.0%)	(8.2%)
National Research:							
Proposed Recapitalization	85.7%	14.3%	5.7%	94.3%	N/A	N/A	N/A

Craig-Hallum noted that, i) the pro forma economic and voting interests of the Recapitalization for the Company falls within the range of the Recapitalization Transactions, ii) the average and median 1-day stock performance for the Recapitalization Transactions was generally unchanged, and iii) the average and median 1-week and 1-month stock performance for the Recapitalization Transactions was up slightly.

Analysis of Fractional Share Cash-Out Methods In Reverse Stock Split Transactions

Craig-Hallum reviewed fractional share cash out methods for 46 reverse stock split transaction involving NASDAQ listed companies over the last twelve months. The most common method (37% of the reverse split transactions) was to use the last reported sale price of the company's common stock on the effective date of the reverse split transaction to determine the fractional share cash out amount. The Company intends to cash out fractional shares of Class B Common Stock based on a pro forma share price calculated by using the Company's market capitalization (based on the last sales price and shares outstanding immediately prior to the effective time of the Recapitalization) and adjusting for the Dividend and Reclassification.

Comparison of Company Liquidity and Valuation to its Primary Peer Group

Craig-Hallum analyzed various liquidity measures, analyst coverage, and valuation multiples of the Company and the Primary Peer Group. Craig-Hallum noted that across all of the metrics it analyzed, the Company's metrics were substantially less than the Primary Peer Group. The most significant difference is seen in the average daily trading volumes between the Company and the Primary Peer

Group. The Company's significantly lower trading volumes may be a factor in preventing the Company's stock from reaching a higher value and may explain a portion of the disparity in valuation multiples relative to the Primary Peer Group. The Recapitalization and certain strategic capital initiatives that are planned following the Recapitalization could result in an increase in the Company's average daily trading volume.

The following table highlights the percentage differences between the Company and the Primary Peer group across the different liquidity and valuation metrics Craig-Hallum analyzed.

	National Research Compared To:	
	The Advisory Board Company	**HealthStream, Inc.**
Liquidity and Analyst Coverage		
Average Daily Trading Volume		
1-Month	(97.4%)	(94.5%)
3-Month	(93.6%)	(89.0%)
6-Month	(94.5%)	(91.3%)
1-Year	(96.5%)	(94.6%)
2-Year	(96.5%)	(95.4%)
3-Year	(95.8%)	(93.8%)
Public Float	(56.5%)	(42.4%)
Institutional Ownership	(78.4%)	(65.5%)
Analyst Coverage	(83.3%)	(60.0%)
Valuation		
EV / 2012 EBITDA	(45.4%)	(34.8%)
EV / 2013E EBITDA	(33.7%)	(32.1%)
EV / 2014E EBITDA	(32.8%)	(28.2%)
Price / 2012 EPS	(45.1%)	(64.1%)
Price / 2013E EPS	(42.9%)	(61.2%)
Price / 2014E EPS	(40.9%)	(55.5%)

Comparison of Company Valuation and Liquidity to NASDAQ listed companies

Craig-Hallum analyzed various liquidity measures for the Company relative to the 333 companies listed on the NASDAQ with market capitalizations between $250 million and $500 million (the "NASDAQ Comparison Group"). The Company's market capitalization ranked in the 69th percentile of the NASDAQ Comparison Group, but its public float, three month average daily trading value, and institutional ownership are substantially lower and fall in the 10th percentile, 26th percentile, and 10th percentile, respectively. Craig-Hallum noted that certain strategic capital initiatives that are planned following the Recapitalization will likely increase public float and institutional ownership.

Craig-Hallum also performed an analysis of trading liquidity and valuation for all U.S. based NASDAQ listed companies (the "NASDAQ Companies"). Craig-Hallum stratified the NASDAQ Companies into three groups based on average daily trading volume over the last three month period divided by the number of shares outstanding. The first group consisted of companies ranked in the top quartile (75th percentile to 100th percentile), the second group consisted of companies ranked in the middle fifty percent (25th percentile to 75th percentile), and the third group consisted of companies ranked in the bottom quartile (0 percentile to 25th percentile). Craig-Hallum then analyzed the median enterprise value to LTM EBITDA multiples for each group on the first day of the month over the period beginning on March 1, 2012 and ending on March 1, 2013. For purposes of its analysis, Craig-Hallum considered negative EBITDA multiples or those greater than 50x not meaningful. Craig-Hallum noted that on average, the median EBITDA multiple for the bottom quartile was 13% and 18% lower than the middle fifty percent and the top quartile, respectively. The difference between the middle fifty percent and top quartile was not as large as the bottom quartile. On average, the median EBITDA multiple of the middle fifty percent was 6% lower than the top quartile. Over the measurement period, the Company ranged from the 8th percentile to the 30th percentile and fell in the bottom quartile 77% of the time and the middle fifty percent 23% of the time.

Trading Impact Analysis

Craig-Hallum reviewed trading data for 21 companies that completed a 2:1 or greater stock split between March 5, 2011 and September 5, 2012. Craig-Hallum excluded companies operating in the chemicals, financial services, metals, oil and gas, and utility industries or companies with market capitalization below $50 million. Craig-Hallum did not include transactions after September 5, 2012 because these companies did not have at least six months of trading data following the effective date of the transaction. The Recapitalization is not a stock split, but is similar in some respects because following the Recapitalization there will be approximately 3.5x the number of current shares outstanding. Craig-Hallum noted that the median increase in average daily trading volume for these transaction during the six month period after the stock split was 26.3% compared to the prior six month period (on a split adjusted basis).

Craig-Hallum also reviewed 23 transactions between March 5, 2008 and September 4, 2012 which are similar to the strategic capital initiatives that are planned following the Recapitalization. Craig-Hallum noted that the median increase in average daily trading volume during the six month period after these transactions was 46.7% compared to the prior six month period.

Conclusion

Based upon and subject to the foregoing, it was Craig-Hallum's opinion that, as of March 5, 2013, the proposed Recapitalization was fair, from a financial point of view, to the minority shareholders of the Company.

Reasons for the Recapitalization

The Board and the Special Committee believe that the Recapitalization and approval of the Proposed Amendments is desirable and in the best interests of the Company and all of its shareholders. The Board and the Special Committee believe that the potential advantages of the Recapitalization include, but are not limited to, the following.

The following discussion of factors considered by the Board and the Special Committee is not intended to be exhaustive, but includes the material factors considered by the Board and the Special Committee in deciding to proceed with the Recapitalization. In light of the variety of factors considered, neither the Board nor the Special Committee found it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their respective determinations and recommendations.

Increased Liquidity and Expanded Institutional Ownership Base

The Existing Stock is thinly traded and its ownership is highly concentrated, thereby limiting the ability of institutional investors to purchase it. The Recapitalization will increase the number of the Company's outstanding shares by 3½ times and, thereby, may cause the market price to more efficiently reflect the value of the Company's shares, enhance the ability of institutional investors to acquire the Company's shares and reduce the volatility in the market for the Company's shares. The Recapitalization will also enable the Company to issue Class A Common Stock for various corporate purposes, without substantially diluting the voting power of existing shareholders. In addition, the

Recapitalization will enable any shareholder to dispose of a portion of their investment in the Company, without substantially diluting their voting power, by disposing of Class A Common Stock and retaining Class B Common Stock. A disposition of Class A Common Stock by Mr. Hays would further increase the number of shares in the market. Accordingly, the Recapitalization may further increase the liquidity of the Company's shares over time.

Enhance Shareholder Value

The Company believes that the Existing Stock currently trades at a discount to its peers. The Board and the Special Committee believe that this discount is due, in part, to the lack of liquidity and the limited Existing Stock available for trading. As discussed above, the Recapitalization is intended to significantly increase the number of shares available for trading over time.

Increased Shareholder Flexibility and Company Continuity

Under the Recapitalization, shareholders desiring to maintain their voting positions would, to a great degree, be able to do so even if they decide to sell or otherwise dispose of a significant amount of their equity interest in the Company by selling shares of Class A Common Stock. Accordingly, the Recapitalization would give all shareholders increased flexibility to dispose of a portion of their equity interest in the Company and otherwise to determine the extent of their equity ownership without necessarily materially affecting their relative voting power.

In addition, the ability to dispose of Class A Common Stock should also reduce the risk of a disruption in the continuity of the Company's long-term plans and objectives that could currently result if Mr. Hays should find it desirable or necessary to sell a significant block of Existing Stock for diversification, estate planning or for other purposes.

Increased Company Flexibility

With the introduction of the Class A Common Stock with lower voting and dividend rights, the Company should have the ability to access new sources of financing by issuing shares of Class A Common Stock without compromising the Company's stability by diluting existing shareholders' voting power and dividend rights. In addition, the Company may issue shares of Class A Common Stock for various corporate purposes, including effecting acquisitions and incentivizing the Company's associates through equity grants, with minimal voting and dividend dilution.

The Company has no present plan to issue additional equity securities in any acquisition or financing transaction after the implementation of the Recapitalization. If the Company issues any shares in connection with any such transactions, it is more likely to issues shares of Class A Common Stock to minimize dilution of the existing shareholders' voting power.

Key Company Associates

The Board and the Special Committee believe that the ability to issue Class A Common Stock without materially diluting the voting power and dividend rights of existing shareholders increases its flexibility in structuring compensation to incentivize key Company associates and other management stakeholders to work for the Company's long-term success. Accordingly, implementing the Recapitalization may enhance the Company's ability to attract and retain highly qualified key associates and other stakeholders.

Certain Potential Disadvantages of the Recapitalization

Although the Board and the Special Committee each unanimously determined that the Recapitalization is desirable and in the best interests of the Company and its shareholders, the Board and the Special Committee recognize that the Recapitalization involves certain potential disadvantages, including the following:

Could Prolong the Period of Time During Which Michael D. Hays Can Exercise a Controlling Influence on Corporate Matters

Mr. Hays currently has the ability to elect all of the directors of the Company and to determine the outcome of most matters submitted for a vote of the shareholders. This will not change following the Recapitalization. This concentration of voting control in Mr. Hays limits the ability of all of the shareholders of the Company, other than Mr. Hays, to influence corporate matters.

One of the principal purposes of the Recapitalization is to create the Class A Common Stock, which can then be used to raise equity capital, finance stock-based acquisitions and/or fund associate equity incentive programs. In the past, the Company issued shares of Existing Stock for such purposes, and over time the issuance of additional shares of Existing Stock will result in voting dilution to all of the shareholders. This dilution could eventually result in Mr. Hays owning less than a majority of the Company's total outstanding voting power, although his ownership interest in the Company would continue to be substantial. Once Mr. Hays owns less than a majority of the Company's total outstanding voting power, he would no longer have the unilateral ability to elect all of the directors of the Company and to determine the outcome of most matters submitted for a vote of the Company's shareholders. Because the shares of Class A Common Stock have 1/100th of a vote (except as required by the Wisconsin Business Corporation Law), the issuance of such shares could prolong the duration of Mr. Hays' current relative ownership of the Company's voting power and his ability to elect all of the Company's directors and to determine the outcome of most matters submitted to a vote of the shareholders.

Anti-Takeover Effect

Because the Recapitalization may prolong the duration of Mr. Hays' ability to determine the outcome of most matters submitted to a vote of the Company's shareholders, it may have the effect of limiting the likelihood of an unsolicited merger proposal, unsolicited tender offer or proxy contest for the removal of directors. As a result, the Recapitalization might deprive the shareholders of the Company of an opportunity to sell their shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of the Company.

As discussed above, Mr. Hays currently has the ability to elect all of the directors of the Company and to determine the outcome of most matters presented to the shareholders, including the approval or disapproval of any acquisition of the Company. The Recapitalization will allow Mr. Hays to continue to exercise such control even if he substantially reduces his existing investment in the Company by disposing of Class A Common Stock. In addition, Mr. Hays could sell shares of Class A Common Stock and use the proceeds to purchase additional shares of Class B Common Stock, thereby increasing his voting power.

In addition, the Articles contain certain provisions that may have an "anti-takeover" effect. In particular, the Articles contain authority for the Board to issue up to 2,000,000 shares of preferred stock without shareholder approval. Although the Board has no present intention to issue any such shares, the Board could issue such shares in a manner that deters or seeks to prevent an unsolicited bid for the Company. The Articles also provide that the Board is divided into three classes, with staggered terms of three years each, and accordingly, it would take at least two annual meetings to change a majority of the Board. Furthermore, the Articles do not provide for cumulative voting, and accordingly, a significant minority shareholder could not necessarily elect any designee to the Board. These provisions will remain in the Amended and Restated Articles.

The Board is not aware of any bona fide offer by any person or group, including Mr. Hays or other members of the Company's management, to acquire any significant amount of Existing Stock, or control of the Company by means of a merger, tender offer, solicitation in opposition to management or otherwise, or to change the Company's current Board or management.

Investment by Institutions

The Recapitalization may negatively affect the decision of certain institutional investors to purchase Common Stock that would otherwise consider investing in the Existing Stock. The holding of lower voting common stock, such as the Class A Common Stock, may not be permitted by the investment policies of certain institutional investors or may be less attractive to managers of certain institutional investors.

Class A Common Stock May Not be Attractive to Certain Parties

The Company may use shares of Class A Common Stock from time to time as consideration in connection with the acquisition of other businesses. It is possible that businesses that the Company is interested in acquiring will not agree to accept shares of Class A Common Stock because such shares of stock carry less favorable voting and dividend rights. In that instance, if the Company still wanted to pay for the acquisition with stock consideration, the Company would have to issue shares of Class B Common Stock, which would result in both economic and voting dilution to all shareholders. Businesses that the Company is interested in acquiring may also refuse to accept shares of Class A Common Stock if such stock trades at a significant discount to the shares of Class B Common Stock or if the trading market for the shares of Class A Common Stock is not well-developed or suffers from limited liquidity.

The Company may use shares of Class A Common Stock in connection with equity incentives for the Company's associates, but it is possible that the associates may not wish to receive equity incentives consisting of shares of Class A Common Stock. This is particularly true if the shares of Class A Common Stock trade at a significant discount to the shares of Class B Common Stock or if the trading market for the shares of Class A Common Stock is not well developed or suffers from limited liquidity. If associates are not adequately incentivized by receiving shares of Class A Common Stock, then the Company might have to issue shares of Class B Common Stock in order to provide sufficient equity incentives, which would result in both economic and voting dilution to all shareholders. Alternatively, the Company might have to find other ways to incentivize its associates.

If the Class A Common Stock trades at a discount to the Class B Common Stock, businesses that the Company is interested in acquiring may demand more shares of Class A Common Stock in exchange for accepting such stock as consideration. The same is true for the Company's associates in connection with equity incentives. If this occurs, then issuances of Class A Common Stock may ultimately be more economically dilutive to all shareholders than issuances of Class B Common Stock.

A Liquid Trading Market for the Class A Common Stock May Not Develop

The Company believes that a robust and sufficiently liquid market for the Class A Common Stock will develop following the Recapitalization. However, it is possible that such a market will not develop. Even if such a market does develop, there can be no assurance that the Class A Common Stock will not trade at a discount to the Class B Common Stock. If a liquid market does not develop or the Class A Common Stock trades at a discount to the Class B Common Stock, it is possible that the Company will not be able to achieve all of the benefits that the Company anticipates from the issuance of the Class A Common Stock.

Potential U.S. Federal Income Tax Consequences

The Company believes that neither the Reclassification of the Existing Stock into Class B Common Stock nor the Dividend of Class A Common Stock will be currently taxable to a U.S. Holder (as defined below under "Certain Other Effects of the Recapitalization—*Certain U.S. Federal Income Tax Considerations*") except to the extent of cash received in lieu of a fractional share (if any), and neither the Class A Common Stock nor the Class B Common Stock will constitute "Section 306 stock" within the meaning of Section 306(c) of the Internal Revenue Code of 1986, as amended (the "Code").

However, if the Reclassification of the Existing Stock into Class B Common Stock or the Dividend of Class A Common Stock is currently taxable, then a shareholder of Existing Stock may be taxable on the fair market value of the Class A Common Stock and/or the Class B Common Stock received. In addition, if either class of Common Stock is determined to constitute Section 306 stock, a shareholder will be deemed to realize ordinary income as opposed to capital gain upon redemption or certain other dispositions of such Section 306 stock. The rules of Section 306 of the Code are complex, and each shareholder should consult with that shareholder's own tax advisor regarding the tax consequences of the Recapitalization.

Description of the Class A Common Stock and the Class B Common Stock

The Amended and Restated Articles will reclassify each share of Existing Stock as one-half (1/2) of one share of Class B Common Stock and create the Class A Common Stock. The rights, preferences and privileges of, and the restrictions on, the Class A Common Stock and the Class B Common Stock are set forth in full in the text of the Amended and Restated Articles, which is attached to this proxy statement as Appendix A. The following summary of the Proposed Amendments should be read in conjunction with, and is qualified in its entirety by reference to, Appendix A.

Voting

Under the Articles, the holder of each share of Existing Stock is entitled to one vote per share on each matter presented to the shareholders. If the shareholders approve the Proposed Amendments (and, thereby, the Amended and Restated Articles), each share of Class B Common Stock will continue to entitle the holder thereof to one vote per share on all matters on which shareholders are entitled to vote, including the election of directors. The holder of each share of Class A Common Stock will be entitled to one-one-hundredth ($1/100^{th}$) of one vote per share on each matter presented to the shareholders. The Class A Common Stock and the Class B Common Stock will vote on all matters as a single class, except as otherwise provided by the Wisconsin Business Corporation Law.

Dividends and Other Distributions

Pursuant to the Amended and Restated Articles, other than share distributions and liquidation rights, no dividend or other distribution may be declared or paid on the Class B Common Stock unless a dividend is simultaneously declared and paid on the Class A Common Stock in an amount per share equal to one-sixth ($1/6^{th}$) of the amount per share declared and paid on the Class B Common Stock. Conversely, no dividend or other distribution may be declared or paid on the Class A Common Stock unless a dividend is simultaneously declared and paid on the Class B Common Stock in an amount per share equal to six (6) times the amount per share declared and paid on the Class B Common Stock.

Since 2005, the Company has paid quarterly cash dividends on the Existing Stock. In March 2013, in connection with the approval of the Recapitalization, the Board decided to suspend the payment of cash dividends on the Existing Stock (and, consequently, the Class A Common Stock and the Class B Common Stock after the Recapitalization) in order to try to insulate the volume and trading price of the Class A Common Stock and the Class B Common Stock from significant fluctuations resulting from the Recapitalization until a sufficient and independent trading market is established for each of the Class A

Common Stock and the Class B Common Stock. The payment and amount of future dividends, if any, is at the discretion of the Board and will depend on the Company's future earnings, financial condition, general business conditions, alternative uses of the Company's earnings and other factors.

Dividends or other distributions payable in shares of Common Stock or any other securities of the Company or of any other person (collectively, a "share distribution") may be made only as follows: (a) shares of one class of Common Stock (the "first class") may be distributed on shares of that class, provided that there is declared and paid a simultaneous distribution of shares of the other class of Common Stock (the "second class") to the holders of the second class, where such simultaneous distribution shall consist of a number of shares of the second class equal on a per share basis to the number of shares of the first class which are distributed to holders of the first class; (b) subject to any limitations of the Wisconsin Business Corporation Law, shares of the first class may be distributed on shares of the second class, provided that there is declared and paid a simultaneous distribution of shares of the first class to holders of shares of the first class, which simultaneous distribution shall consist of a number of shares of the first class equal on a per share basis to the number of shares of the first class which are distributed to holders of the second class; or (c) A share distribution consisting of shares of any class or series of securities of the Company or any other person other than Class A Common Stock or Class B Common Stock (and other than securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A Common Stock or Class B Common Stock), on the basis of a distribution of one class or series of securities to holders of shares of Class A Common Stock and, on an equal per share basis, one class or series of securities to holders of shares of Class B Common Stock; provided that the securities so distributed (and, if applicable, the securities into which the distributed securities are convertible or for which they are exchangeable or which they evidence the right to purchase) do not differ in any respect other than their relative voting and dividend rights (which must be in proportion to the one to one-one-hundredth ($1/100^{th}$) of one voting right and one to one-sixth ($1/6^{th}$) dividend right provided for the Class B Common Stock and Class A Common Stock, respectively, in the Amended and Restated Articles) and any related differences in designation, conversion and share distribution provisions.

The Company may split, subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock only if the outstanding shares of the other class of Common Stock are proportionally split, subdivided or combined in the same manner and on the same basis.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after there shall have been paid to or set aside for the holders of preferred stock the full preferential amounts, if any, to which they are entitled, the holders of Class A Common Stock and the holders of Class B Common Stock will receive pro rata, according to the number of shares held by each, the remaining assets of the Company available for distribution to holders of Common Stock.

Equal Status

Except as expressly provided in the Amended and Restated Articles, shares of Class A Common Stock and Class B Common Stock will have the same rights and privileges and rank equally, share ratably and be identical in all resects as to all matters, including the following: in the event of any distribution of property, merger, consolidation, purchase or acquisition of property or stock, asset transfer, division, share exchange, recapitalization or reorganization of the Company, the holders of Class A Common Stock and Class B Common Stock will receive the same property, shares of stock, other securities or rights or other assets as would be issuable or payable upon such distribution, merger, consolidation, purchase or acquisition of property or stock, asset transfer, division, share exchange, recapitalization or reorganization of the Company in proportion to the number of shares held by them, without regard to class.

Convertibility

Neither the Class A Common Stock nor the Class B Common Stock will be convertible into the other class of Common Stock, except that all outstanding shares of Class A Common Stock may be converted into shares of Class B Common Stock on a share-for-share basis, at the discretion of the Board, if, as a result of any statute, law, regulation, court order, legal process or rule or rule interpretation of a national securities exchange, either the Class A Common Stock or Class B Common Stock is, or both are, excluded from, or the Board determines that either the Class A Common Stock or Class B Common Stock is, or both are, subject to exclusion from, listing on the NASDAQ Stock Market or, if such shares are listed on another national securities exchange, from trading on the principal national securities exchange on which the shares are traded. In making such a determination, the Board may conclusively rely on any information or documentation available to it, including filings made with the Securities and Exchange Commission, any national securities exchange, stock market or any other governmental or regulatory agency or any written instrument purporting to be authentic. Upon any such conversion, the voting interests of the holders of Class B Common Stock would be diluted. In addition, to the extent that the Class B Common Stock has a market price that is higher than the market price of the Class A Common Stock immediately prior to such conversion, the market price of the Class B Common Stock may be decreased on conversion of the Class A Common Stock into Class B Common Stock.

Preemptive Rights

The Common Stock does not carry any preferential or preemptive rights enabling a holder to subscribe for or receive shares of any class of stock of the Company or any other securities convertible into shares of any class of stock of the Company.

Transferability/Listing

Like the Existing Stock, the Class A Common Stock and the Class B Common Stock will be freely transferable. See "Certain Other Effects of the Recapitalization — *Securities Act of 1933*." The Existing Stock is currently listed on the NASDAQ Global Select Market. The Company intends to file appropriate applications and notices with NASDAQ to list the Class A Common Stock and, if necessary, to continue the listing of the Class B Common Stock on the NASDAQ Global Select Market from and after the date that the Recapitalization becomes effective. See "Certain Other Effects of the Recapitalization — *Potential Changes in Law or Regulations*." The listing of the shares of Class A Common Stock is subject to NASDAQ's approval of such listing applications and notices, which will be conditioned upon the Company's satisfaction of certain listing requirements. The Company believes it will be able to satisfy these listing requirements.

Increase in Authorized Common Stock

The Articles presently authorize 20,000,000 shares of one class of common stock, par value $0.001 per share. The Amended and Restated Articles will create a second class of common stock and increase the authorized number of shares of all classes of capital stock from 22,000,000 to 142,000,000, consisting of 60,000,000 shares of Class A Common Stock, 80,000,000 shares of Class B Common Stock and 2,000,000 shares of preferred stock. Based on the number of shares of Existing Stock that are outstanding as of the Record Date, after the Recapitalization 20,732,784 shares of Class A Common Stock and approximately 3,455,464 shares of Class B Common Stock would be issued and outstanding. Additional shares of Class A Common Stock and Class B Common Stock would therefore be available for issuance from time to time in the future, for any proper corporate purpose, including equity financings, stock splits, stock dividends, acquisitions, equity incentive or stock option plans for the Company's associates and non-employee directors and other benefit plans for the Company's associates. No further action or authorization by the shareholders would be necessary prior to the issuance of the additional shares of Class A Common Stock or Class B Common Stock unless applicable laws or regulations would require such approval in a given instance. As of the date of this proxy statement, the

Company has no agreements, understandings or plans for the issuance of additional shares of Common Stock other than pursuant to its existing equity incentive and stock option plans.

Preferred Stock

Pursuant to the Articles, the Board has the authority, without further action by the shareholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. As a result, preferred stock could be issued quickly with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the Common Stock and may adversely affect the voting and other rights of the holders of Common Stock. At present, there are no shares of preferred stock outstanding.

Anti-Takeover Effects of Various Provisions of Wisconsin Law and the Articles and By-laws of the Company

Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of public Wisconsin corporations such as the Company held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This statutory voting restriction does not apply to shares acquired directly from the Company or in certain specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders.

Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of "business combinations" between a Wisconsin corporation and an "interested stockholder." Wisconsin Business Corporation Law defines a "business combination" to include a merger or share exchange, sale, lease, exchange, mortgage, pledge, transfer, or other disposition of assets equal to at least 5% of the market value of the stock or assets of a corporation or 10% of its earning power, issuance of stock or rights to purchase stock with a market value equal to at least 5% of the outstanding stock, adoption of a plan of liquidation, and certain other transactions involving an "interested stockholder." An "interested stockholder" is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation, or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. Sections 180.1140 to 180.1144 prohibit a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if:

- The board of directors approved the acquisition of the stock prior to the acquisition date; or
- The business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; or

- The consideration to be received by shareholders meets certain requirements with respect to form and amount; or

- The business combination is of a type specifically excluded from the coverage of the statute.

Sections 180.1140 to 180.1144 do not currently apply to Mr. Hays, since by their terms they do not apply to the shares of common stock held by a shareholder at the time of the Company's initial public offering (which occurred in 1997) and the Board approved for purposes of Sections 180.1140 to 180.1144 any acquisitions, whether by purchase, gift or otherwise, made by Mr. Hays after that time. The Articles contain provisions that are similar to the provisions of Sections 180.1140 to 180.1144.

Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law provide that some "business combinations" not meeting specified adequacy-of-price standards must be approved by a vote of at least 80% of the votes entitled to be cast by shareholders and by two-thirds of the votes entitled to be cast by shareholders other than a "significant shareholder" who is a party to the transaction. The term "business combination" is defined to include, subject to some exceptions, a merger or consolidation of the Company (or any subsidiary of the Company) with, or the sale or other disposition of substantially all of the Company's assets to, any significant shareholder or affiliate thereof. "Significant shareholder" is defined generally to include a person that is the beneficial owner of 10% or more of the voting power of the common stock.

Section 180.1134 provides that, in addition to the vote otherwise required by law or the articles of incorporation of an issuing public corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under Section 180.1134, shareholder approval is required for the corporation to:

- Acquire more than 5% of the outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares; or

- Sell or option assets of the corporation that amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

The restrictions described in the first bullet point above may have the effect of deterring a shareholder from acquiring the Company's shares with the goal of seeking to have the Company repurchase such shares at a premium over the market price.

Under the Articles and the Company's By-laws, the Board is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The Articles provide that any vacancies on the Board shall be filled only by the affirmative vote of a majority of the directors in office, even if less than a quorum. Any director so elected will serve until the next election of the class for which such director is chosen and until his or her successor is duly elected and qualified.

The Articles provide that any director may be removed from office, but only for cause by the affirmative vote of at least 66-2/3% of all outstanding shares entitled to vote in the election of directors. However, if at least two-thirds of the Board plus one director vote to remove a director, such director may be removed without cause by a majority of the voting power of our outstanding shares of capital stock entitled to vote thereon.

In addition, the Company's By-laws establish a procedure that shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to the Company, the Company's receipt of written demands for a special meeting from holders of 10% or more of the issued and outstanding shares of common stock, a review of the validity of such demands by an independent inspector appointed by the Company and the fixing of the record and meeting dates by the Board. In addition, shareholders demanding such a special meeting must deliver to the Company a written agreement to pay the costs the Company incurs in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy material for our solicitation of proxies for use at such meeting, in the event such shareholders are unsuccessful in their proxy solicitation.

The Company's By-laws also provide the Board with discretion in postponing shareholder meetings, including, within some limits, special meetings of shareholders. Additionally, the chief executive officer or the Board, acting by resolution, may adjourn a shareholder meeting at any time prior to the transaction of business at such meeting. The Company's By-laws also contain strict time deadlines and procedures applicable to shareholders seeking to nominate a person for election as a director or to otherwise bring business before a meeting.

These provisions of the Articles (which will continue to be in the Amended and Restated Articles), the Company's By-laws and the Wisconsin Business Corporation Law could have the effect of delaying or preventing a change of control of the Company.

Shareholder Information

Following the Recapitalization, the Company will deliver to the holders of Class A Common Stock and Class B Common Stock the same proxy statements, annual reports and other information and reports as it currently delivers to the holders of the Existing Stock.

Certain Other Effects of the Recapitalization

Effect on Relative Voting Power and Equity Interest

Since the Recapitalization affects each holder of Existing Stock in the same way, the relative voting power and equity interest of each holder of a share of Existing Stock will be the same immediately after the Recapitalization as it was immediately prior thereto (except that the relative voting power and equity interest of certain holders will be reduced slightly by the payment of cash in lieu of fractional shares created as a result of the Reclassification). Shareholders who sell their shares of Class B Common Stock after the Recapitalization will lose a greater amount of voting power in proportion to their equity interest than they would have prior to the Reclassification. Conversely, shareholders who purchase only additional shares of Class B Common Stock after the Reclassification will increase their voting power in the Company relative to their equity interest. Existing shareholders could sell shares of Class A Common Stock and use the proceeds to acquire additional shares of Class B Common Stock, thereby increasing their voting power in the Company relative to their equity interest.

Effect on Market Price

As of the close of business on April 3, 2013, the closing price of the Existing Stock was $57.15 per share as reported on the NASDAQ Global Select Market. The Company believes that the market price of shares of Class A Common Stock and Class B Common Stock immediately after the Recapitalization should generally reflect the Dividend and Reclassification. It is possible, however, that the market price of the Class A Common Stock and Class B Common Stock after the Recapitalization will not adjust in proportion to the increase in the number of shares of Common Stock outstanding as a result of the Recapitalization, and there can be no assurance that the market price of shares of Class A

Common Stock and Class B Common Stock will collectively equal or exceed the market price of shares of Existing Stock prior to the Recapitalization. Furthermore, the market price of shares of the Common Stock after the Recapitalization will continue to depend on many factors, including, among others, the future performance of the Company, general market conditions and conditions relating to companies in businesses and industries similar to that of the Company. Accordingly, the Company cannot predict the prices at which the Class A Common Stock and Class B Common Stock will trade following the Recapitalization just as the Company could not predict the price at which the Existing Stock would trade absent the Recapitalization.

Under certain circumstances, the Class B Common Stock could trade at a premium to the Class A Common Stock. This is true especially if cash dividends are paid on the Common Stock.

Effect on Trading Market and Potential Reduced Relative Liquidity of Class B Common Stock

Upon effectiveness of the Reclassification, approximately 3,455,464 shares of Class B Common Stock will be issued and outstanding as compared to 6,910,928 shares of Existing Stock outstanding on the Record Date. The relatively smaller number of shares of Class B Common Stock could adversely affect the liquidity of that class compared with that of the Existing Stock.

In order to minimize dilution of voting power and dividend rights to existing shareholders, the Company is more likely to issue additional Class A Common Stock than Class B Common Stock in the future to raise equity, finance acquisitions or fund associate stock incentive programs. Furthermore, significant shareholders may be more likely to dispose of Class A Common Stock over time than Class B Common Stock. Any such issuance of additional Class A Common Stock by the Company or dispositions of Class A Common Stock by significant or other shareholders may serve to further increase market activity in Class A Common Stock relative to the Class B Common Stock.

Effect on Percentage Interest

The percentage interest of each shareholder in the total equity of the Company will not be changed by the Recapitalization, except for minor changes as a result of the payment of cash in lieu of the issuance of fractional shares created as a result of the Reclassification.

Effect on Equity Incentive Plans and Outstanding Equity Awards

The Company presently has two active equity incentive plans under which new equity incentive awards can be granted, the National Research Corporation 2006 Equity Incentive Plan (the "2006 Plan") and the National Research Corporation 2004 Non-Employee Director Stock Plan (the "2004 Plan"). The 2006 Plan authorizes adjustments in the event of certain transactions, including the Recapitalization, to any or all of (i) the number and type of shares subject to the 2006 Plan and which thereafter may be made the subject of awards under the 2006 Plan, (ii) the number and type of shares subject to outstanding awards, and (iii) the grant, purchase, or exercise price with respect to any award, subject to specified limitations. The 2004 Plan similarly permits adjustments in the event of certain transactions, including the Recapitalization, to the aggregate number of shares available under the 2004 Plan, the number of shares to be issued on an annual basis under the 2004 Plan, the number and kind of shares subject to outstanding options under the 2004 Plan and the exercise price of outstanding options, in each case as appropriate to prevent dilution or enlargement of the benefits intended to be made available under the 2004 Plan. The Company has two additional equity incentive plans under which awards are outstanding but no additional awards may be made, the National Research Corporation 2001 Equity Incentive Plan (the "2001 Plan") and the National Research Corporation Director Stock Plan (the "1997 Plan" and, together with the 2001 Plan, the 2006 Plan and the 2004 Plan, the "Equity Incentive Plans"). The 2001 Plan and the 1997 Plan include adjustment language similar to the 2006 Plan and the 2004 Plan, respectively. As of the Record Date, the Company had outstanding options to purchase 445,615 shares of Existing Stock and 20,203 shares of unvested restricted stock under the Equity Incentive Plans.

In connection with the Recapitalization, the shares reserved under the 2006 Plan and the 2004 Plan, and the outstanding equity awards under the Equity Incentive Plans, will be adjusted as follows:

- Outstanding stock options to purchase common stock will be adjusted so that each option that formerly covered one share of Existing Stock will, immediately after the Recapitalization, represent options to purchase one half share of Class B Common Stock and three shares of Class A Common Stock. The exercise price of the options will be adjusted after the Recapitalization to ensure that (i) the excess of the aggregate fair market value of the shares subject to the options immediately after the Recapitalization does not exceed the excess of the aggregate fair market value of the shares subject to the option immediately prior to the Recapitalization, and (ii) on a share by share comparison, the ratio of the option price to the fair market value of the shares subject to the options immediately after the Recapitalization is not more favorable to the option holder than such ratio immediately before the Recapitalization, in compliance with the requirements of the regulations under Code Section 409A.

- Each outstanding share of unvested restricted stock will be adjusted to represent, immediately after the Recapitalization, one half share of Class B Common Stock and three shares of Class A Common Stock.

- Each share of common stock reserved under the 2006 Plan for future awards will be adjusted to represent one half share of Class B Common Stock and three shares of Class A Common Stock, and future awards may be made with respect to either Class A Common Stock or Class B Common Stock or any combination thereof, in the discretion of the Board or such committee thereof as may be designated to administer the 2006 Plan.

Accounting Matters

The par value per share of Common Stock would remain unchanged at $0.001 per share after the Recapitalization. As a result, on the effective date of the Recapitalization, the stated capital on the Company's balance sheet attributable to the Common Stock will be increased proportionally, based on the effective Dividend ratio and reverse stock split ratio of the Reclassification, from its present amount, and the additional paid-in capital account shall be debited with the amount by which the stated capital is increased. The per share Common Stock net income and net book value will be decreased because there will be more shares of Common Stock outstanding. The Company anticipates that it will give retroactive effect to prior period per share amounts and the Consolidated Statements of Shareholders' Equity for the effect of the Recapitalization for any prior periods in its financial statements and reports such that prior periods are comparable to current period presentation. The change will be reflected in financial statements issued on or after the effective date of the Recapitalization. A footnote will disclose the retroactive treatment, explain the change made and state the date the change became effective. The Company does not anticipate that any other material accounting consequences would arise as a result of the Recapitalization.

Effect on Preferred Stock

The Reclassification will not have any effect on the number of authorized shares of the Company's preferred stock or the rights, preferences and privileges of, and restrictions on, the preferred stock.

Certain U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax considerations relevant to U.S. Holders (as defined below) relating to the Reclassification of the Existing Stock into Class B Common Stock and the Dividend of Class A Common Stock. This summary is based upon current provisions of the Code, existing and proposed Treasury Regulations promulgated under the Code, judicial decisions and rulings, pronouncements and administrative interpretations of the Internal Revenue Service (the "IRS"), all of which are subject to change, possibly on a retroactive basis, at any time by legislative, judicial, or administrative action. The Company cannot assure you that the IRS will not challenge the conclusions stated below, and no ruling from the IRS or an opinion from counsel has been or will be sought on any of the matters discussed below.

The following summary does not purport to be a complete analysis of all the potential U.S. federal income tax considerations relating to the Reclassification of the Existing Stock into Class B Common Stock or the Dividend of Class A Common Stock. Without limiting the generality of the foregoing, this summary does not address the effect of any special rules applicable to certain types of beneficial owners, including, without limitation, dealers in securities or currencies, insurance companies, financial institutions, thrifts, regulated investment companies, tax-exempt entities, U.S. Holders whose functional currency is not the U.S. dollar, U.S. expatriates, persons who hold Existing Stock as part of a straddle, hedge, conversion transaction, or other risk reduction or integrated investment transaction, investors in securities that elect to use a mark-to-market method of accounting for their securities holdings, individual retirement accounts or qualified pension plans, controlled foreign corporations, passive foreign investment companies, or investors in pass through entities, including partnerships and Subchapter S corporations. In addition, this summary is limited to holders who hold Existing Stock as a capital asset within the meaning of Section 1221 of the Code. This summary does not address the effect of any U.S. state or local income or other tax laws, any U.S. federal estate and gift tax laws, or any foreign tax laws.

THIS SUMMARY IS OF A GENERAL NATURE AND IS INCLUDED HEREIN SOLELY FOR INFORMATION PURPOSES. THIS SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE. NO REPRESENTATION WITH RESPECT TO THE CONSEQUENCES TO ANY PARTICULAR BENEFICIAL OWNER OF EXISTING STOCK IS MADE. YOU SHOULD CONSULT YOUR OWN ADVISORS WITH RESPECT TO YOUR PARTICULAR CIRCUMSTANCES.

As used herein, the term "U.S. Holder" means a beneficial owner of Existing Stock that is:

- An individual who is a citizen of the United States or who is a resident alien of the United States for U.S. federal income tax purposes;
- A corporation or other entity taxable for U.S. federal income tax purposes as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
- An estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- A trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

The Company believes that, in general, for United States federal income tax purposes (i) neither the Reclassification of the Existing Stock into Class B Common Stock nor the Dividend of Class A Common Stock will be currently taxable to a U.S. Holder except to the extent of cash received in lieu of a fractional share (if any), (ii) neither the Class A Common Stock nor the Class B Common Stock will constitute "Section 306 stock" within the meaning of Section 306(c) of the Code, (iii) the cost or other basis of each share of Existing Stock will be apportioned between the Class A Common Stock and the Class B Common Stock in proportion to the relative fair market value of the shares of each class of stock, and (iv) if the shares of Existing Stock are held as capital assets immediately before the effectiveness of the Recapitalization, the holding period for each new share of Class A Common Stock and Class B Common Stock will include such shareholder's holding period for the share of Existing Stock with respect to which Class A Common Stock and Class B Common Stock is distributed. Gain or loss will be recognized, however, on the subsequent sale or other taxable disposition of shares of Class A Common Stock and shares of Class B Common Stock.

THE PRECEDING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. ACCORDINGLY, BENEFICIAL OWNERS OF EXISTING STOCK SHOULD CONSULT THEIR OWN ADVISORS ON THE U.S. FEDERAL, STATE AND LOCAL, AND FOREIGN TAX CONSEQUENCES RELATING TO THE RECLASSIFICATION OF THE EXISTING STOCK INTO CLASS B COMMON STOCK AND THE DIVIDEND OF CLASS A COMMON STOCK, AND ON THE CONSEQUENCES OF ANY CHANGES IN APPLICABLE LAW.

Securities Act of 1933

Because the Existing Stock will be reclassified as Class B Common Stock with essentially the same rights, powers and limitations, the Reclassification is not an "offer," "offer to sell," "offer for sale" or "sale" of a security within the meaning of Section 2(3) of the Securities Act of 1933, as amended (the "Securities Act") and will not involve the substitution of one security for another under Rule 145 thereunder. In addition, the Dividend of the Class A Common Stock as a stock dividend will not involve a "sale" of a security under the Securities Act or Rule 145. Consequently, the Company is not required to register and has not registered the Class A Common Stock or the Class B Common Stock under the Securities Act.

Because the Reclassification and Dividend do not constitute a "sale" of either Class A Common Stock or Class B Common Stock under the Securities Act, shareholders will not be deemed to have purchased such shares separately from the Existing Stock under the Securities Act and Rule 144 thereunder. Shares of Class B Common Stock held immediately upon effectiveness of the Amended and Restated Articles and shares of Class A Common Stock received in the Dividend, other than any such shares held by "affiliates" of the Company within the meaning of the Securities Act, may be offered for sale and sold in the same manner as the Existing Stock without registration under the Securities Act. Affiliates of the Company, including Mr. Hays, will continue to be subject to the restrictions specified in Rule 144 under the Securities Act.

NASDAQ Criteria

The Existing Stock is currently traded on the NASDAQ Global Select Market and will continue to be traded on such market following the Recapitalization.

Application is being made to trade the Class A Common Stock on the NASDAQ Global Select Market. The listing of the shares of Class A Common Stock is subject to NASDAQ's approval of such listing applications and notices, which will be conditioned upon the Company's satisfaction of certain listing requirements. The Company believes it will be able to satisfy these listing requirements.

NASDAQ has advised the Company that the Recapitalization complies with the requirements of the Voting Rights Rule. The effect of the Voting Rights Rule is to prohibit the listing of any securities of any issuer on any of the NASDAQ stock markets if the issuer issues any class of security, or takes other corporate action, with the effect of disparately reducing or restricting the per share voting rights of holders of an outstanding class or classes of common stock of the issuer. The purpose of the Voting Rights Rule is to prohibit stock issuances and other corporate actions that disenfranchise existing shareholders.

Potential Changes in Law or Regulations

In prior years, bills have been introduced in Congress that, if enacted, would have prohibited the registration of common stock on a national securities exchange if such common stock was part of a class of securities which has no voting rights or carried disproportionate voting rights. While these bills have not been acted upon by Congress, there can be no assurance that such a bill (or a modified version thereof) will not be introduced in Congress in the future. Such type of legislation or other regulatory or judicial developments in the future could make the Class A Common Stock and/or the Class B Common Stock ineligible for trading on NASDAQ or other national securities exchanges. The Company is unable to predict whether any such legislation, regulatory proposals or judicial developments will be adopted or otherwise become effective or whether they will have such effect.

The Proposed Amendments provide that the Board may cause the conversion of the Class A Common Stock into Class B Common Stock on a share-for-share basis if either the Class A Common Stock or the Class B Common Stock is, or both are, excluded from, or if the Board determines that either class is, or both are, ineligible for listing on, the NASDAQ Global Select Market or, if such shares are then listed on a different national securities exchange, from trading on the such national securities exchange. In making such determination, the Board may conclusively rely on any information or documentation available to it, including filings made with the Securities and Exchange Commission, any national securities exchange, stock market or any other governmental or regulatory agency or any written instrument purporting to be authentic.

Trading Between the Dividend Record and Payment Dates

Beginning on the record date for the Dividend and continuing until the Dividend payment date, there may be two markets in the Company's Existing Stock on the NASDAQ Global Select Market: a "regular way" market and an "ex-dividend" market. Shares of Existing Stock that trade on the regular way market trade with an entitlement to shares of Class A Common Stock to be distributed via the Dividend. Shares that trade on the ex-dividend market trade without an entitlement to shares of Class A Common Stock to be distributed via the Dividend, so that holders of Existing Stock who sell shares ex-dividend will be entitled to receive shares of Class A Common Stock even though they have sold their shares of Existing Stock after the Dividend record date. Therefore, if you own shares of Existing Stock on the record date for the Dividend and sell those shares on the regular way market before the payment date of the Dividend, you will also be selling the shares of Class A Common Stock that would have been distributed to you. If, however, you sell your shares of Existing Stock in the "ex-dividend" market between the record date of the Dividend and the payment date, then you will still receive the shares of Class A Common Stock attributable to the shares of Existing Stock that you sold.

Furthermore, on or about the record date for the Dividend, trading of shares of Class A Common Stock may begin on a "when issued" basis. When issued trading refers to a sale or purchase made conditionally because the security has been authorized but has not yet been issued. On the first trading day following the payment date of the Dividend, when issued trading with respect to Class A Common Stock, if it ever commenced, would end and regular way trading will begin.

Interests of Certain Persons

As of the Record Date, Mr. Hays beneficially owned approximately 54% of the issued and outstanding shares of the Existing Stock. As a result, Mr. Hays currently has the ability to elect all the directors of the Company and to determine the outcome of most matters submitted for a vote of the shareholders of the Company.

After the Recapitalization, Mr. Hays will beneficially own approximately 54% of the issued and outstanding shares of the Class A Common Stock and approximately 54% of the issued and outstanding shares of the Class B Common Stock. As a result of the Recapitalization, Mr. Hays will have the ability to determine the outcome of most matters on which the holders of Class A Common Stock or Class B Common Stock are entitled to vote as separate classes, including any amendment to the Amended and Restated Articles that requires such a separate class vote, so long as he holds a majority of the issued and outstanding shares of Class A Common Stock and a majority of the issued and outstanding shares of Class B Common Stock. Furthermore, even if Mr. Hays substantially reduces his existing investment in the Company by disposing of a significant amount of his shares of Class A Common Stock and retaining Class B Common Stock, he will continue to have the ability to elect all the directors of the Company and to determine the outcome of most matters submitted for a vote of the shareholders of the Company, other than those matters on which the holders of Class A Common Stock are entitled to vote as a separate class. This benefit to Mr. Hays arises as a result of his beneficial ownership of a majority of the issued and outstanding Existing Stock. Mr. Hays is also a member of the Board. In his capacity as a member of the Board, Mr. Hays voted in favor of the Amended and Restated Articles (and each of the Proposed Amendments contained therein) and the Dividend. Furthermore, in his capacity as shareholder of the Company, Mr. Hays has indicated that he intends to vote all shares owned by him "FOR" the approval of the Amended and Restated Articles (and each of the Proposed Amendments contained therein).

Surrender of Stock Certificates

Following the Recapitalization, the Class A Common Stock and the Class B Common Stock will be issued in uncertificated form. As soon as practicable after the effectiveness of the Recapitalization, the Company's transfer agent will mail to each record holder of Existing Stock a statement of the shares of Class A Common Stock owned and a letter of transmittal (the "Transmittal Letter"). A statement of the shares of Class B Common Stock owned and checks representing any payment in lieu of fractional shares will be sent to the record holders of Existing Stock who deliver properly executed Transmittal Letters accompanied by their certificates representing shares of Existing Stock. Shareholders should surrender certificates representing Existing Stock only after they have received the Transmittal Letter, and then only in accordance with the instructions contained in the Transmittal Letter.

Although the Existing Stock certificates will no longer specify the correct designation of shares, the Existing Stock certificates shall, until surrendered as provided in the transmittal letter, represent the number of shares of Class B Common Stock to which such record holder is entitled. SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES TO THE COMPANY WITH THE ENCLOSED PROXY.

THE BOARD BELIEVES THAT THE ADOPTION OF THE AMENDED AND RESTATED ARTICLES (AND EACH OF THE PROPOSED AMENDMENTS CONTAINED THEREIN) IS DESIRABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS A VOTE "FOR" SUB-PROPOSAL 2A AND SUB-PROPOSAL 2B. SHARES OF COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" APPROVAL OF SUB-PROPOSAL 2A AND SUB-PROPOSAL 2B.

PROPOSAL 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

This proposal provides our shareholders with the opportunity to cast a vote either for or against a non-binding, advisory resolution to approve the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narrative discussion in this proxy statement. We are required to hold this vote by Section 14A of the Securities Exchange Act of 1934. As discussed in the Compensation Discussion and Analysis above, beginning on page 11, we have designed our executive compensation and benefit programs for our executive officers, including our named executive officers, to advance the following core principles:

- We strive to compensate our executive officers at competitive levels to ensure that we attract and retain a highly competent, committed management team.
- We provide our executive officers with the opportunity to earn competitive pay as measured against comparable companies.
- We link our executive officers' compensation, particularly annual cash incentives, to established Company financial performance goals.

We believe that a focus on these principles will benefit us and, ultimately, our shareholders in the long term by ensuring that we can attract and retain highly-qualified executive officers who are committed to our long-term success.

The Board invites you to review carefully the Compensation Discussion and Analysis beginning on page 11 and the tabular and other disclosures on compensation beginning on page 18, and cast an advisory vote either for or against the following resolution:

> "Resolved, that shareholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Compensation Discussion and Analysis section and the compensation tables and narrative discussion contained in this Proxy Statement."

While the vote does not bind the Board to any particular action, the Board values the input of our shareholders, and will take into account the outcome of this vote in considering future compensation arrangements.

Assuming a quorum is present at the Annual Meeting, the number of votes cast for the non-binding resolution to approve the Company's executive compensation program must exceed the number of votes cast against it. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum; however, they will not constitute a vote "for" or "against" the non-binding resolution and will be disregarded in the calculation of votes cast. A broker non-vote occurs when a broker submits a proxy card with respect to shares that the broker holds on behalf of another person but declines to vote on a particular matter, either because the broker elects not to exercise its discretionary authority to vote on the matter or does not have authority to vote on the matter.

The Company will ask its shareholders to consider an advisory vote on the compensation of our named executive officers every year until otherwise determined by a vote of our shareholders pursuant to applicable Securities and Exchange Commission rules. The next advisory vote on the compensation of our named executive officers will occur at the 2014 annual meeting of shareholders.

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT. SHARES OF COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

MISCELLANEOUS

Independent Registered Public Accounting Firm

KPMG LLP acted as the independent registered public accounting firm for the Company in 2012 and it is anticipated that such firm will be similarly appointed to act in 2013. The Audit Committee is solely responsible for the selection, retention, oversight and, when appropriate, termination of the Company's independent registered public accounting firm. Representatives of KPMG LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire. Such representatives are also expected to be available to respond to appropriate questions.

The fees to KPMG LLP for the fiscal years ended December 31, 2012, and 2011 were as follows:

	2012	2011
Audit Fees[1]	$381,778	$221,000
Audit-Related Fees	--	--
Tax Fees[2]	68,288	52,980
All Other Fees[3]	97,356	--
Total	$547,422	$273,980

(1) Audit of annual financial statements, review of financial statements included in Forms 10-Q, review of registration statement and other services normally provided in connection with statutory and regulatory filings.
(2) Tax consultations and tax return preparation including out-of-pocket expenses.
(3) Information security readiness assessment and information security audit services.

The Audit Committee has established pre-approval policies and procedures with respect to audit and permitted non-audit services to be provided by its independent registered public accounting firm. Pursuant to these policies and procedures, the Audit Committee may form, and delegate authority to, subcommittees consisting of one or more members when appropriate to grant such pre-approvals, provided that decisions of such subcommittee to grant pre-approvals are presented to the full Audit Committee at its next scheduled meeting. The Audit Committee's pre-approval policies do not permit the delegation of the Audit Committee's responsibilities to management. In 2012, the Audit Committee pre-approved all services provided by our independent registered public accounting firm, and no fees to the independent registered public accounting firm were approved pursuant to the de minimis exception under the Securities and Exchange Commission's rules.

Expenses

The cost of soliciting proxies will be borne by the Company. In addition to soliciting proxies by mail, proxies may be solicited personally and by telephone by certain officers and regular associates of the Company. Such individuals will not be paid any additional compensation for such solicitation. The Company will reimburse brokers and other nominees for their reasonable expenses in communicating with the persons for whom they hold Existing Stock.

The costs of evaluating the Recapitalization and of structuring and implementing the Recapitalization (including financial advisor fees, legal fees, transfer agent's fees, NASDAQ fees, and printing and mailing costs) are expected to total approximately $700,000, the majority of which has already been incurred.

Multiple Shareholders Sharing the Same Address

Pursuant to the rules of the Securities and Exchange Commission, services that deliver the Company's communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of the Company's annual report to shareholders and proxy statement. Upon written or oral request, the Company will promptly deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. For future deliveries of annual reports to shareholders and/or proxy statements, shareholders may also request that we deliver multiple copies at a shared address to which a single copy of each document was delivered. Shareholders sharing an address who are currently receiving multiple copies of the annual report to shareholders and/or proxy statement may also request delivery of a single copy. Shareholders may notify the Company of their requests by calling or writing Kevin R. Karas, Secretary, National Research Corporation, at (402) 475-2525 or 1245 Q Street, Lincoln, Nebraska 68508.

Special Note Regarding Forward-Looking Statements

Certain matters discussed in this proxy statement are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as the Company "believes," "expects," or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation, the following factors:

- The possibility of non-renewal of the Company's client service contracts;
- The Company's ability to compete in its markets, which are highly competitive, and the possibility of increased price pressure and expenses;
- The effects of an economic downturn;
- The possibility of consolidation in the healthcare industry;
- The impact of federal healthcare reform legislation or other regulatory changes;
- The Company's ability to retain its limited number of key clients;
- The Company's ability to attract and retain key managers and other personnel;
- The possibility that the Company's intellectual property and other proprietary information technology could be copied or independently developed by its competitors;
- Regulatory developments; and
- The factors set forth under the caption "Risk Factors" in Part I, Item 1A of the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (which was filed with

the Securities and Exchange Commission on March 1, 2013), as such section may be updated by Part II, Item 1A of the Company's subsequently filed Quarterly Reports on Form 10-Q.

Shareholders, potential investors and other readers are urged to consider these and other factors in evaluating the forward-looking statements, and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are only made as of the date of this proxy statement and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Shareholder Proposals

Proposals that shareholders of the Company intend to present at and have included in the Company's proxy statement for the 2014 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), must be received by the Company by the close of business on December 11, 2013. In addition, a shareholder who otherwise intends to present business at the 2014 annual meeting (including nominating persons for election as directors) must comply with the requirements set forth in the Company's By-laws. Among other things, to bring business before an annual meeting, a shareholder must give written notice thereof, complying with the By-laws, to the Secretary of the Company not less than 60 days and not more than 90 days prior to the second Wednesday in the month of April (subject to certain exceptions if the annual meeting is advanced or delayed a certain number of days). Under the By-laws, if the Company does not receive notice of a shareholder proposal submitted otherwise than pursuant to Rule 14a-8 (i.e., proposals shareholders intend to present at the 2014 annual meeting but do not intend to include in the Company's proxy statement for such meeting) prior to February 8, 2014, then the notice will be considered untimely and the Company will not be required to present such proposal at the 2014 annual meeting. If the Board chooses to present such proposal at the 2014 annual meeting, then the persons named in proxies solicited by the Board for the 2014 annual meeting may exercise discretionary voting power with respect to such proposal.

Financial Information

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the "2012 10-K"), excluding the exhibits thereto, accompanies this proxy statement, but it is not deemed to be a part of the proxy soliciting material. The exhibits to the 2012 10-K are available at no charge on the Securities and Exchange Commission's website, www.sec.gov. The Company will also provide a copy of the exhibits to the 2012 10-K upon the request of any beneficial owner of the Company's securities as of the Record Date and reimbursement of the Company's reasonable expenses. Such request should be addressed to Kevin R. Karas, Secretary, National Research Corporation, at (402) 475-2525 or 1245 Q Street, Lincoln, Nebraska 68508. The 2012 10-K contains consolidated financial statements of the Company. The Company believes that its shareholders can exercise prudent judgment with respect to the decision whether to vote for the approval of the Amended and Restated Articles (and each of the Proposed Amendments contained therein) without reference to other financial statements of the Company.

By Order of the Board of Directors.
NATIONAL RESEARCH CORPORATION

Kevin R. Karas
Secretary

April 10, 2013

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Appendix A

NOTE—Proposed deletions are shown as stricken through text and proposed additions are shown as double underscored text

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
NATIONAL RESEARCH CORPORATION

(Effective _______, __, 2013)

Pursuant to Section 180.1007 of the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statutes, these amended and restated articles of incorporation of the corporation (the "corporation"), which corporation is organized under Chapter 180 of the Wisconsin Statutes, supersede and take the place of the existing articles of incorporation of the corporation and any and all amendments thereto: ~~The undersigned, acting as the sole incorporator of a corporation under the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statutes, hereby adopts the following articles of incorporation for the purpose of forming the corporation herein described (the "corporation"):~~

ARTICLE 1

The name of the corporation is National Research Corporation.

ARTICLE 2

The aggregate number of shares which the corporation shall have the authority to issue shall be One Hundred Forty-Two ~~Twenty-Two~~ Million (142 ~~22~~,000,000) shares, consisting of: (i) Sixty Million (60,000,000) shares of a class designated as "Class A Common Stock," with a par value of $.001 per share; (ii) Eighty ~~Twenty~~ Million (80 ~~20~~,000,000) shares of a class designated as "Class B Common Stock," with a par value of $.001 per share; and (iii) Two Million (2,000,000) shares of a class designated as "Preferred Stock," with a par value of $.01 per share. The Class A Common Stock and the Class B Common Stock are hereinafter sometimes referred to collectively as the "Common Stock."

Upon these Amended and Restated Articles of Incorporation becoming effective pursuant to the Wisconsin Business Corporation Law (the "Effective Time"), and without any further action on the part of the corporation or its shareholders, each share of the corporation's common stock, par value of $.001 per share, issued and outstanding or held by the corporation in treasury immediately prior to the Effective Time (the "Old Common Stock") shall automatically be reclassified, changed and converted into one-half (1/2) of one fully paid and nonassessable shares of Class B Common Stock, and certificates or "book-entry" entries previously representing shares of Old Common Stock shall be deemed to represent a like number of shares of Class B Common Stock into which such Old Common Stock shall have been reclassified, changed and converted pursuant to these Amended and Restated Articles of Incorporation. Notwithstanding the foregoing, no fractional shares of Class B Common Stock shall be issued, and any shareholder who would otherwise be entitled to receive a fraction of a share of Class B Common Stock shall, in lieu of receiving such fractional share, be entitled to receive a cash payment equal to such fraction multiplied by the fair value of a share of Class B Common Stock as of the Effective Time, as determined in good faith by the Board of Directors of the corporation (which determination shall be final and binding on the corporation and each holder of Common Stock).

The designation, relative rights, preferences and limitations of the shares of each class and the authority of the Board of Directors of the corporation to establish and to designate series of Preferred Stock and to fix variations in the relative rights, preferences and limitations as between such series, shall be as set forth herein.

A. Preferred Stock.

(1) Series and Variations Between Series. The Board of Directors of the corporation is authorized, to the full extent permitted under the Wisconsin Business Corporation Law and the provisions of this Section A, to provide for the issuance of the Preferred Stock in series, each of such series to be distinctively designated, and to have such redemption rights, dividend rights, rights on dissolution or distribution of assets, conversion or exchange rights, voting powers, designations, preferences and relative participating, optional or other special rights, if any, and such qualifications, limitations or restrictions thereof as shall be provided by the Board of Directors of the corporation consistent with the provisions of this Article 2.

(2) Dividends. Before any dividends shall be paid or set apart for payment upon shares of Common Stock, the holders of each series of Preferred Stock shall be entitled to receive dividends at the rate (which may be fixed or variable) and at such times as specified in the particular series. The holders of shares of Preferred Stock shall have no rights to participate with the holders of shares of Common Stock in any distribution of dividends in excess of the preferential dividends, if any, fixed for such Preferred Stock.

(3) Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation, the holders of shares of each series of Preferred Stock shall be entitled to receive out of the assets of the corporation in money or money's worth the preferential amount, if any, specified in the particular series for each share at the time outstanding together with all accrued but unpaid dividends thereon, before any of such assets shall be paid or distributed to holders of Common Stock. The holders of Preferred Stock shall have no rights to participate with the holders of Common Stock in the assets of the corporation available for distribution to shareholders in excess of the preferential amount, if any, fixed for such Preferred Stock.

(4) Voting Rights. The holders of Preferred Stock shall have only such voting rights as are fixed for shares of each series by the Board of Directors pursuant to this Section A or are provided, to the extent applicable, by the Wisconsin Business Corporation Law.

B. Common Stock.

(1) Equal Status. Except as expressly provided in this Article 2, the Class A Common Stock and the Class B Common Stock shall have the same rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters, including the following: if there should be any distribution of property, merger, consolidation, purchase or acquisition of property or stock, asset transfer, division, share exchange, recapitalization or reorganization of the corporation, the holders of the Class A Common Stock and the holders of Class B Common Stock shall receive the property, shares of stock, other securities or rights or other assets as would be issuable or payable upon such distribution, merger, consolidation, purchase or acquisition of such property or stock, asset transfer, division, share exchange, recapitalization or reorganization in proportion to the number of shares held by them, respectively, without regard to class.

(2) Voting Rights. Except as otherwise provided by the Wisconsin Business Corporation Law, and except as may be determined by the Board of Directors with respect to Preferred

Stock pursuant to Section A of this Article 2, only the holders of Common Stock shall be entitled to vote for the election of directors of the corporation and for all other corporate purposes. ~~Upon any such vote the holders of Common Stock shall, except as otherwise provided by law, be entitled to one vote for each share of Common Stock held by them respectively.~~ Voting power shall be divided between the Class A Common Stock and the Class B Common Stock as follows: except as otherwise provided by the Wisconsin Business Corporation Law, the holders of Class A Common Stock and Class B Common Stock shall in all matters vote together as a single class, provided that the holders of Class A Common Stock shall have one-one-hundredth (1/100th) of one vote per share and the holders of Class B Common Stock shall have one vote per share.

(3) Dividends.

(i) Subject to the provisions of this Article 2, the Board of Directors of the corporation may, in its sole discretion, out of funds legally available for the payment of dividends and at such times and in such manner as determined by the Board of Directors, declare and pay dividends or other distributions on the Common Stock. Other than share distributions (as defined in and which are governed by Section B(3)(ii) of this Article 2) and liquidation rights (which are governed by Section B(5) of this Article 2), no dividend or other distribution shall be declared or paid on the Class B Common Stock unless a dividend is simultaneously declared and paid on the Class A Common Stock in an amount per share equal to one-sixth (1/6th) of the amount per share declared and paid on the Class B Common Stock; and no dividend or other distribution shall be declared or paid on the Class A Common Stock unless a dividend is simultaneously declared and paid on the Class B Common Stock in an amount per share equal to six (6) times the amount per share declared and paid on the Class A Common Stock.

(ii) All shares of each class of Common Stock shall share equally on a per share basis in all dividends or other distributions payable in shares of Common Stock or any other securities of the corporation (including, without limitation, rights to purchase securities of the corporation) or of any other person (collectively, a "share distribution"). Share distributions may be declared and paid only as follows, and share distributions declared and paid as follows shall be deemed to be equal distributions for purposes of this Section B(3)(ii) of this Article 2:

(a) Shares of one class of Common Stock (the “first class”) may be distributed on shares of that class, provided that there is declared and paid a simultaneous distribution of shares of the other class of Common Stock (the “second class”) to the holders of the second class, where such simultaneous distribution shall consist of a number of shares of the second class equal on a per share basis to the number of shares of the first class which are distributed to holders of the first class.

(b) Notwithstanding Section B(3)(ii)(a) of this Article 2 and subject to any limitations of the Wisconsin Business Corporation Law or as set forth herein, shares of the first class may be distributed on shares of the second class, provided that there is declared and paid a simultaneous distribution of shares of the first class to holders of shares of the first class, which simultaneous distribution shall consist of a number of shares of the first class equal on a per share basis to the number of shares of the first class which are distributed to holders of the second class.

(c) A share distribution consisting of shares of any class or series of securities of the corporation or any other person other than Class A Common Stock or Class B Common Stock (and other than securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A Common Stock or Class B

Common Stock), on the basis of a distribution of one class or series of securities to holders of shares of Class A Common Stock and, on an equal per share basis, one class or series of securities to holders of shares of Class B Common Stock; provided that the securities so distributed (and, if applicable, the securities into which the distributed securities are convertible or for which they are exchangeable or which they evidence the right to purchase) do not differ in any respect other than their relative voting and dividend rights (which must be in proportion to the one to one-one-hundredth (1/100th) of one voting right and one to one-sixth (1/6th) dividend right provided for the Class B Common Stock and Class A Common Stock, respectively, in this Article 2) and any related differences in designation, conversion and share distribution provisions.

(4) Limits on Reclassification, Subdivision or Combination. No class of Common Stock may be reclassified, subdivided or combined unless the reclassification, subdivision or combination occurs simultaneously and in the same proportion for each outstanding class of Common Stock.

(5) Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation, after there shall have been paid to or set aside for the holders of Preferred Stock the full preferential amounts, if any, to which they are entitled, the holders of outstanding shares of Class A Common Stock and Class B Common Stock shall be entitled to receive pro rata, according to the number of shares held by each, the remaining assets of the corporation available for distribution to the holders of Common Stock.

(6) Conversion. Except as provided in this Section B(6) of this Article 2, neither the Class A Common Stock nor the Class B Common Stock shall be convertible into the other class of Common Stock.

(i) All outstanding shares of Class A Common Stock may be converted into shares of Class B Common Stock on a share-for-share basis by resolution of the Board of Directors if, as a result of any statute, law, regulation, court order, legal process or rule or rule interpretation of a national securities exchange, either the Class A Common Stock or Class B Common Stock is, or both are, excluded from, or the Board of Directors determines that either the Class A Common Stock or Class B Common Stock is, or both are, subject to exclusion from, listing on the Nasdaq Stock Market or, if such shares are listed on another national securities exchange, from trading on the principal national securities exchange on which such securities are traded. In making such determination, the Board of Directors may conclusively rely on any information or documentation available to it, including filings made with the Securities and Exchange Commission, any national securities exchange, stock market or any other governmental or regulatory agency or any written instrument purporting to be authentic.

(ii) In the event of any such conversion of the Class A Common Stock, certificates or "book entry" entries which formerly represented outstanding shares of Class A Common Stock will thereupon and thereafter be deemed to represent a like number of shares of Class B Common Stock and all shares of Common Stock authorized by these Amended and Restated Articles of Incorporation shall be deemed to be shares of Class B Common Stock.

(7) No Fractional Shares. No fractional shares of Common Stock shall be issued in connection with any share distribution, stock split, reclassification, subdivision, combination or conversion of the Common Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors (which determination shall be final and binding on the corporation and each holder of Common Stock).

(8) Reserved Shares. The corporation shall at all times reserve and keep available, solely for the purpose of issuance upon conversion, such number of shares of Class B Common Stock as shall be issuable upon the conversion of all of such then outstanding shares of Class A Common Stock pursuant to Section B(6)(i) of this Article 2; provided, however, that nothing contained herein shall be construed to preclude the corporation from satisfying its obligations in respect of the conversion of the outstanding shares of Class A Common Stock by delivering purchased shares of Class B Common Stock that are then being held as treasury stock. If any shares of Common Stock required to be reserved for purposes of conversion hereunder require registration with or approval of any governmental authority under any Federal or state securities law before being issued upon conversion, the corporation will use its best efforts to cause such shares to be duly registered or approved, as the case may be. The corporation will endeavor to list the shares of Common Stock required to be delivered upon conversion prior to such delivery upon each national securities exchange, if any, upon which the outstanding Common Stock is then listed at the time of such delivery.

C. Preemptive Rights. No holder of shares of any class of capital stock of the corporation shall have any preferential or preemptive right to acquire unissued shares of capital stock of the corporation or securities convertible into such shares or conveying a right to subscribe for or acquire shares.

ARTICLE 3

A. General Powers, Number, Classification and Tenure of Directors. The general powers, number, classification, tenure and qualifications of the directors of the corporation shall be as set forth in Sections 3.01 and 3.02 of Article III of the By-Laws of the corporation (and as such Sections shall exist from time to time). Such Sections 3.01 and 3.02 of the By-Laws, or any provision thereof, may only be amended, altered, changed or repealed by the affirmative vote of shareholders holding at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the then outstanding shares of all classes of capital stock of the corporation generally possessing voting rights in the election of directors, considered for this purpose as a single class; provided, however, that the Board of Directors, by resolution adopted by the Requisite Vote (as hereinafter defined), may amend, alter, change or repeal Sections 3.01 and 3.02 of the By-Laws, or any provision thereof, without a vote of the shareholders. As used herein, the term "Requisite Vote" shall mean the affirmative vote of at least two-thirds of the directors then in office plus one director, but in no case more than all of the directors then in office.

B. Removal of Directors. Any director may be removed from office, but only for Cause (as hereinafter defined) by the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the then outstanding shares of stock of the voting group of shareholders that elected the director to be removed; provided, however, that if the Board of Directors by resolution adopted by the Requisite Vote shall have recommended removal of a director, then the shareholders may remove such director from office without Cause by a majority vote of such outstanding shares. As used herein, "Cause" shall exist only if the director whose removal is proposed (i) has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal or (ii) has been adjudged by a court of competent jurisdiction to be liable for willful misconduct in the performance of his or her duties to the corporation in a matter which has a material adverse effect on the business of the corporation and such adjudication is no longer subject to direct appeal.

C. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by the removal of a director or an increase in the number of directors, shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum of the Board of Directors; provided, however, that if the vacant office was held by a director elected by a voting group of shareholders, only the remaining directors elected by that voting group shall fill the vacancy. For purposes of this Article 3, a director elected by directors to fill a vacant office pursuant to this Section C shall be deemed to be a director elected by the same voting group of shareholders that elected the director(s) who voted to fill the vacancy. Any director elected pursuant to this Section C shall serve until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified.

D. Amendments.

(1) Notwithstanding any other provision of these Amended and Restated Articles of Incorporation, the provisions of this Article 3 may be amended, altered, changed or repealed only by the affirmative vote of shareholders holding at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the then outstanding shares of all classes of capital stock of the corporation generally possessing voting rights in the election of directors, considered for this purpose as a single class.

(2) Notwithstanding the foregoing and any provisions in the By-Laws of the corporation, whenever the holders of any one or more series of Preferred Stock issued by the corporation pursuant to Article 2 hereof shall have the right, voting separately as a class or by series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the series of Preferred Stock applicable thereto, and such directors so elected shall not be divided into classes unless expressly provided by the terms of the applicable series.

ARTICLE 4

The name and address of the corporation's initial director is:

Michael D. Hays	1033 "O" Street Lincoln, Nebraska 68508

ARTICLE 5

The By-Laws of the corporation may limit the authority of the shareholders of the corporation to call a special meeting of shareholders to the fullest extent permitted by the Wisconsin Business Corporation Law.

ARTICLE 6

The address of the corporation's initial registered office is 777 East Wisconsin Avenue, Suite 3800, Milwaukee, Wisconsin 53202-5367. The name of the corporation's initial registered agent at such address is F&L Corp., a Wisconsin corporation.

ARTICLE 7

The name and address of the sole incorporator of the corporation is Russell E. Ryba, Foley & Lardner, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202-5367.

ARTICLE 8

These Amended and Restated Articles of Incorporation may be amended solely as authorized herein and by law at the time of amendment.

ARTICLE 9

A. Business Combinations Within Three Years of the Stock Acquisition Date.

In addition to any affirmative vote otherwise required by law, the By-Laws of the corporation, these Amended and Restated Articles of Incorporation or the terms of any series of Preferred Stock, and except as otherwise expressly provided in Section C of this Article 9, the corporation may not engage in a Business Combination (as hereinafter defined) with an Interested Shareholder (as hereinafter defined) for three (3) years after the Interested Shareholder's Stock Acquisition Date (as hereinafter defined) unless the Board of Directors of the corporation has approved by resolution, before the Interested Shareholder's Stock Acquisition Date, that Business Combination or the purchase of Stock (as hereinafter defined) made by the Interested Shareholder on that Stock Acquisition Date.

B. Business Combinations More Than Three Years After the Stock Acquisition Date.

Except as otherwise expressly provided in Section C of this Article 9, at any time after the three-year period described in Section A of this Article 9, the corporation may engage in a Business Combination with an Interested Shareholder but only if, in addition to any affirmative vote otherwise required by law, the By-Laws of the corporation, these Amended and Restated Articles of Incorporation or the terms of any series of Preferred Stock, any of the following conditions is satisfied:

(1) The Board of Directors of the corporation has approved, before the Interested Shareholder's Stock Acquisition Date, the purchase of Stock made by the Interested Shareholder on that Stock Acquisition Date.

(2) The Business Combination is approved by the affirmative vote of the holders of a majority of the voting power of the outstanding Voting Stock (as hereinafter defined) not beneficially owned by the Interested Shareholder at a meeting called for that purpose.

(3) The Business Combination meets all of the following conditions:

(i) Holders of all outstanding shares of Stock of the corporation not beneficially owned by the Interested Shareholder are each entitled to receive per share an aggregate amount of cash and the market value, as of the Consummation Date (as hereinafter defined), of noncash consideration at least equal to the higher of the following:

(a) The highest of: the market value per share on the Announcement Date (as hereinafter defined) with respect to the Business Combination, the market value per share on the Interested Shareholder's Stock Acquisition Date, the highest price per share paid by the Interested Shareholder, including brokerage commissions, transfer taxes and soliciting dealers' fees, for shares of the same class or series within the three (3) years immediately before and including the Announcement Date of the Business Combination or the highest price per share paid by the Interested Shareholder, including brokerage commissions, transfer taxes and soliciting dealers' fees, for shares of the same class or series within the three (3) years immediately before and including the Interested Shareholder's Stock Acquisition Date; plus, in each case, interest compounded annually from the earliest date on which that highest per share acquisition price was paid or the per share market value was determined, through the Consummation Date, at the rate for one-year U.S. Treasury obligations from time to time in effect; less the aggregate amount of any cash and the market value, as of the dividend payment date, of any noncash dividends paid per share since that date, up to the amount of that increase.

(b) The highest preferential amount per share, if any, to which the holders of shares of that class or series of Stock are entitled upon the voluntary or involuntary liquidation of the corporation, plus the aggregate amount of dividends declared or due which those holders are entitled to before payment of dividends on another class or series of Stock, unless the aggregate amount of those dividends is included in the preferential amount.

(ii) The form of consideration to be received by holders of each particular class or series of outstanding Stock in the Business Combination is in cash or, if the Interested Shareholder holds previously acquired shares of that class or series, the same form as the Interested Shareholder previously used to acquire the largest number of shares of that class or series.

C. Excluded Transactions.

The provisions of this Article 9 shall not apply to any of the following:

(1) A Business Combination of the corporation with an Interested Shareholder if the corporation did not have a class of Voting Stock registered or traded on a national securities exchange or registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the Interested Shareholder's Stock Acquisition Date.

(2) A Business Combination of the corporation with an Interested Shareholder which became an Interested Shareholder inadvertently, if the Interested Shareholder satisfies both of the following:

(i) As soon as practicable divests itself of a sufficient amount of the Voting Stock of the corporation so that the Interested Shareholder is no longer the beneficial owner of at least 10% of the voting power of the outstanding Voting Stock of the corporation, or a Subsidiary of the corporation (as hereinafter defined).

(ii) Would not at any time within the three (3) years before the Announcement Date with respect to the Business Combination in question have been an Interested Shareholder except for the inadvertent acquisition.

D. Definitions.

For the purposes of this Article 9:

(1) "Affiliate" shall mean a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with a specified person.

(2) "Announcement Date" shall mean the date of the first public announcement of a final, definitive proposal for a Business Combination.

(3) "Associate" of a person shall mean any of the following:

(i) A corporation or organization of which the person is an officer, director or partner or is the beneficial owner of at least 10% of any class of Voting Stock.

(ii) A trust or other estate in which the person has a substantial beneficial interest or as to which the person serves as trustee or in a similar fiduciary capacity.

(iii) Individually, or with or through any of the person's Affiliates or Associates, directly or indirectly has the right to vote the Stock pursuant to a written or unwritten agreement, arrangement or understanding, except that a person is not the Beneficial Owner of Stock under this subsection if the agreement, arrangement or understanding to vote that Stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made in accordance with the applicable regulations under the Exchange Act and is not reportable under the report required under 17 CFR 240.13d-1(1)(a) or a comparable or successor report.

(iv) Has a written or unwritten agreement, arrangement or understanding with another person that is directly or indirectly a Beneficial Owner, or whose Affiliates or Associates are direct or indirect Beneficial Owners, of the Stock, if the agreement, arrangement or understanding is for the purpose of acquiring, holding, disposing of or voting the Stock, unless the voting is pursuant to a revocable proxy or consent described in subsection (iii) above.

Notwithstanding the foregoing, a person is not the direct or indirect Beneficial Owner of Stock tendered pursuant to a tender or exchange offer which is made by that person or an Affiliate or Associate of that person until the tendered Stock is accepted for purchase or exchange.

(4) "Business Combination" means any of the following:

(i) A merger or share exchange of the corporation or any Subsidiary of the corporation with any of the following:

(a) An Interested Shareholder.

(b) A corporation, whether or not it is an Interested Shareholder, which is, or after a merger or share exchange would be, an Affiliate or Associate of an Interested Shareholder.

(ii) A sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, to or with an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder of assets of the corporation or a Subsidiary of the corporation if those assets meet any of the following conditions:

(a) Have an aggregate market value equal to at least 5% of the aggregate market value of all the assets, determined on a consolidated basis, of the corporation.

(b) Have an aggregate market value equal to at least 5% of the aggregate market value of all the outstanding Stock of the corporation.

(c) Represent at least 10% of the earning power or income, determined on a consolidated basis, of the corporation.

(iii) The issuance or transfer by the corporation or a Subsidiary of the corporation, in one transaction or a series of transactions, of any Stock of the corporation or a Subsidiary of the corporation if all of the following conditions are satisfied:

(a) The stock has an aggregate market value equal to at least 5% of the aggregate market value of all of the outstanding Stock of the corporation.

(b) The Stock is issued or transferred to an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder, except for Stock of the corporation or such Subsidiary issued or transferred pursuant to the exercise of warrants, rights or options to purchase such Stock offered, or a dividend paid, or distribution made, proportionately to all holders of Stock of the corporation.

(iv) The adoption of a plan or proposal for the liquidation or dissolution of the corporation which is proposed by, on behalf of, or pursuant to a written or unwritten agreement, arrangement or understanding with, an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder.

(v) Any of the following, if the direct or indirect effect is to increase the proportionate share of the outstanding Stock of a class or series of securities convertible into Voting Stock of the corporation or a Subsidiary of the corporation beneficially owned by the Interested Shareholder of an Affiliate or Associate of the Interested Shareholder, unless the increase is the result of immaterial changes due to fractional share adjustment:

(a) A reclassification of securities, including, without limitation, a stock split, stock dividend or other distribution of Stock in respect of Stock, or reverse stock split.

(b) A recapitalization of the corporation.

(c) A merger or share exchange of the corporation with a Subsidiary of the corporation.

(d) Any other transaction, whether or not with, into or involving the Interested Shareholder, which is proposed by, on behalf of, or pursuant to a written or unwritten agreement, arrangement or understanding with, the Interested Shareholder or an Affiliate or Associate or the Interested Shareholder.

(vi) Receipt by an Interested Shareholder or an Affiliate or Associate of an Interested Shareholder of the direct or indirect benefit of a loan, advance, guarantee, pledge or other financial assistance or a tax credit or other tax advantage provided by or through the corporation or any Subsidiary of the corporation, unless the Interested Shareholder receives the benefit proportionately as a holder of Stock of the corporation.

(5) "Consummation Date" means the date of consummation of a Business Combination.

(6) "Control", "controlled by" or "under common control with" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of Voting Stock, except as provided in the next sentence, by contract, or otherwise. "Control" of a corporation is not established for purposes of this

Article 9 if a person, in good faith and not for the purpose of circumventing this Article 9, holds voting power as an agent, bank, broker, nominee, custodian or trustee for one or more beneficial owners who do not individually or as a group have control of the corporation. For purposes of this Article 9, a person's beneficial ownership of at least 10% of the voting power of a corporation's outstanding Voting Stock creates a presumption that the person has control of the corporation.

(7) (i) "Interested Shareholder," with respect to the corporation, means a person other than the corporation or a Subsidiary of the corporation that meets any of the following conditions:

(a) Is the beneficial owner of at least 10% of the voting power of the outstanding Voting Stock of the corporation.

(b) Is an Affiliate or Associate of the corporation and at any time within three (3) years immediately before the date in question was the beneficial owner of at least 10% of the voting power of the then outstanding Voting Stock of the corporation.

(ii) For the purpose of determining whether a person is an Interested Shareholder, the number of shares of Voting Stock of the corporation considered outstanding includes shares beneficially owned by the person but does not include any other unissued shares of Voting Stock of the corporation which may be issuable pursuant to an agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(8) "Stock" means any of the following:

(i) Shares, stock or similar security, certificate of interest, participation in a profit sharing agreement, voting trust certificate, or certificate of deposit for any of the items described herein.

(ii) Security which is convertible, with or without consideration, into stock, or any warrant, call or other option or privilege of buying stock, or any other security carrying a right to acquire, subscribe to or purchase stock.

(9) "Stock Acquisition Date", with respect to any person, means the date that that person first becomes an Interested Shareholder of the corporation.

(10) "Subsidiary of the corporation" shall mean any other corporation of which Voting Stock having a majority of the votes entitled to be cast is owned, directly or indirectly, by the corporation.

(11) "Voting Stock" means capital stock of a corporation entitled to vote generally in the election of directors.

E. Determination of Market Value.

For purposes of this Article 9, the market value of Stock or other property other than cash or Stock is determined as follows:

(1) In the case of Stock generally, by:

(i) The highest closing sale price during the thirty (30) days immediately before the date in question of a share of that class or series of Stock on the composite tape for stocks listed on the New York Stock Exchange, or, if that class or series of Stock is not quoted on the composite tape or if that class or series of Stock is not listed on the New York Stock Exchange, on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended, or the Nasdaq National Market of The Nasdaq Stock Market, or any similar system then in use, on which that class or series of Stock is listed.

(ii) If that class or series of Stock is not listed on an exchange or system described above, the highest closing bid quotation for a share of that class or series of Stock during the thirty (30) days immediately before the date in question on The Nasdaq Stock Market, or any similar system then in use.

(2) In the case of property other than cash or Stock (except for Stock not traded as provided above), the fair market value of the property or Stock on the date in question as determined in good faith by the Board of Directors of the corporation.

F. Fiduciary Obligations.

Nothing contained in this Article 9 shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

G. Amendment.

Notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or any provision of law that might permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock required by the Wisconsin Business Corporation Law, these Amended and Restated Articles of Incorporation or the terms of any series of Preferred Stock, the affirmative vote of shareholders holding at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the then outstanding Voting Shares, voting as a single class, shall be required to amend, alter, change, repeal, or adopt any provision inconsistent with this Article 9.

ARTICLE 10

Sections 180.1130 to 180.1134 and 180.1150 of the Wisconsin Business Corporation Law as in effect on the date hereof, and as such Sections may be amended from time to time, shall apply to this corporation as if it were an "issuing public corporation" subject to such Sections. Notwithstanding any other provision of these Amended and Restated Articles of Incorporation, the provisions of this Article 10 may be amended, altered, changed or repealed only by the affirmative vote of shareholders holding at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the then outstanding shares of all classes of capital stock of the corporation generally possessing voting rights in the election of directors, considered for this purpose as a single class.



CRAIG-HALLUM
CAPITAL GROUP LLC

March 5, 2013

Special Committee of Board of Directors
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508

Members of the Special Committee:

We understand that the Special Committee of Independent Directors (the "Special Committee") of National Research Corporation (the "Company") is evaluating a proposed common stock recapitalization, including a special common stock dividend and reverse stock split whereby the Company would (i) designate its existing class of common stock as Class B common stock, (ii) create a new class of common stock designated as Class A common stock with one one-hundredth (1/100) of a vote per share and rights to one-sixth (1/6) of the dividends paid on Class B common stock, (iii) distribute to the holders of Class B Common stock in the form of a stock dividend three (3) shares of Class A common stock for each outstanding share of Class B common stock, and (iv) effect a one-for-two reverse stock split of the Class B common stock (the "Proposed Transaction").

You have asked us whether, in our opinion, as of the date hereof, the Proposed Transaction is fair, from a financial point of view, to the minority shareholders of the Company. For purposes of this opinion, the term "minority shareholders" means the holders of Company common stock outstanding prior to the effective date of the Proposed Transaction and excludes shares held by the Company's Chief Executive Officer and certain trusts and other donees who have received gifts of common stock from him.

We understand the Company intends to list the Class A common stock on the Nasdaq Global Select Market, and that fractional interest in Class B common stock resulting from the reverse stock split portion of the Proposed Transaction will be settled in cash based on a pro forma fair market value of the Class B common stock utilizing the Company's market capitalization (based on the last sale price and shares outstanding on the effective date) and adjusting for the stock dividend and reverse stock split. We have also discussed with the Company certain strategic capital initiatives that are planned following the Proposed Transaction. For purposes of this opinion, we have assumed that the Proposed Transaction will occur in compliance with all laws, rules and regulations applicable to the Company, including but not limited to Nasdaq listing standards and the Wisconsin Business Corporation Law, and that all planned strategic capital initiatives will be fair from a financial point of view to the minority shareholders.

We, as a customary part of our investment banking business, engage in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We were retained to render an opinion to the Special Committee in connection with the Proposed Transaction. We will receive a fee for providing this opinion, which is not contingent upon consummation of the Proposed Transaction or the conclusion reached in this opinion. The Company has also reimbursed our prior expenses and agreed to reimburse our current expenses and indemnify us against certain liabilities in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities.

In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have: (i) reviewed summaries of the Proposed Transaction, as were submitted to the Special Committee; (ii) reviewed the proposed Amended and Restated Articles of Incorporation that will be submitted to the Company's shareholders relating to the Proposed Transaction; (iii) reviewed certain business, financial and other information and data with respect to the Company publicly available or made available to us from internal records of the Company; (iv) reviewed certain internal information of the Company and other data relating to the implications and benefits anticipated to result from the Proposed Transaction, furnished to us by the management of the Company; (v) reviewed the reported prices and trading activity of Company common stock and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly traded companies deemed by us to be comparable to the Company; (vii) reviewed the financial terms, to the extent publicly available, of certain transactions that we believe to be comparable to the Proposed Transaction; and (viii) reviewed certain publicly available information with respect to other publicly-traded companies that have a class or series of stock with voting and dividend rights comparable to the Company's voting and dividend rights as a result of the Proposed Transaction. In addition, we have made inquiries regarding and discussed the Proposed Transaction and other matters related thereto with the Special Committee, the Company's management and outside advisors, including its legal counsel. As part of our analysis, we have evaluated the Proposed Transaction versus the status quo. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary and appropriate in arriving at our opinion.

We have conducted our review and rendered our opinion based upon information supplied by the Company or publicly available information, and portions of the information herein may be based upon certain statements and estimates provided by the Company. We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information and assume no responsibility for and express no view as to the assumptions on which they are based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company, including the tax effect of the Proposed Transaction, and are not providing any tax, accounting, actuarial, legal or other specialist advice.

We have assumed that the terms of the Proposed Transaction will be substantially similar to the latest summary reviewed by us, without modification of material terms or conditions. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the Proposed Transaction will be obtained in a manner that will not adversely affect the Company or the trading of the Company's common stock, or alter the terms of the Proposed Transaction, and that the Proposed Transaction will not violate applicable laws, rules or regulations.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, have not been furnished with any such appraisals or valuations, have not conducted any appraisal concerning the solvency, fair value or capital surplus of the Company, and have made no physical inspection of the property or assets of the Company. We express no opinion regarding the liquidation value of any entity. The analyses we performed in connection with this opinion were going concern analyses of an entity. We were not requested to opine, and no opinion is hereby rendered, as to whether any analyses of an entity, other than as a going concern, is appropriate in the circumstances and, accordingly, we have performed no such analyses.

We have undertaken no independent analysis of any pending or threatened litigation, governmental proceedings or investigations, possible unasserted claims or other contingent liabilities, to which the Company or its affiliates is a party or may be subject and at the Company's direction and with its consent, our opinion makes no assumption concerning and therefore does not consider, the possible assertion of claims, outcomes, damages or recoveries arising out of any such matters. No company or transaction used in any analysis for purposes of comparison is identical to the Company or the Proposed Transaction. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the Proposed Transaction were compared and other factors that could affect the public trading value or other value measurements of the Company.

The information set forth herein is based upon economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, unless indicated otherwise. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of common stock of the Company have traded or such stock may trade following announcement of the Proposed Transaction or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

This opinion is furnished pursuant to our engagement letter dated January 23, 2013. This opinion is solely for the benefit of the Special Committee in connection with its consideration of the Proposed Transaction, and is not intended to be and does not constitute any recommendation or advice to any shareholder of the Company. This opinion shall not be relied upon by any other person, published or otherwise used, nor shall any public references to us be made, without our prior written approval. This opinion has been approved by the Craig-Hallum fairness opinion committee.

This opinion addresses solely the fairness, from a financial point of view, to the minority shareholders of the Company of the Proposed Transaction and does not address any other terms or agreement relating thereto. We have not been asked to express, nor are we expressing, an opinion, as to the relative merits of the Proposed Transaction as compared to any alternative transaction that might exist or the effect of any other transaction in which the Company might engage. However, we have taken into consideration a comparison of the Proposed Transaction with the status quo. Our opinion relates to the Proposed Transaction and does not imply any conclusion as to what the relative values of the Company's proposed Class A common stock actually will be, if and when issued in connection with the Proposed Transaction, or the prices at which Class B common stock will trade (privately or publicly), following the consummation of the Proposed Transaction. We understand the Company may suspend payment of cash dividends in connection with the Proposed Transaction and we express no opinion with respect to such suspension. Our opinion does not address the underlying business decision of the Company to effect the Proposed Transaction. We do not express any view on, and our opinion does not address, any other term or aspect of any agreement or instrument entered into, issued or amended in connection with the Proposed Transaction, including, without limitation, the fairness of the Proposed Transaction to, or any consideration received in connection therewith by any creditors, or other constituencies of the Company.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Proposed Transaction is fair, from a financial point of view, to the minority shareholders of the Company.

Sincerely,

Craig-Hallum Capital Group LLC

Received SEC

APR 12 2013

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 0-29466

National Research Corporation
(Exact name of registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	47-0634000 (I.R.S. Employer Identification No.)
1245 Q Street Lincoln, Nebraska (Address of principal executive offices)	68508 (Zip code)

Registrant's telephone number, including area code: (402) 475-2525

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
Common Stock, $.001 par value	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☒

Aggregate market value of the voting stock held by nonaffiliates of the registrant at June 30, 2012: $131,966,864.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common Stock, $0.001 par value, outstanding as of February 20, 2013: 6,910,928 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2013 Annual Meeting of Shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

Special Note Regarding Forward-Looking Statements

Certain matters discussed in this Annual Report on Form 10-K are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as National Research Corporation ("NRC," the "Company," "we," "our," "us" or similar terms) "believes," "expects," or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation, the following factors:

- The possibility of non-renewal of the Company's client service contracts;
- The Company's ability to compete in its markets, which are highly competitive, and the possibility of increased price pressure and expenses;
- The effects of an economic downturn;
- The possibility of consolidation in the healthcare industry;
- The impact of federal healthcare reform legislation or other regulatory changes;
- The Company's ability to retain its limited number of key clients;
- The Company's ability to attract and retain key managers and other personnel;
- The possibility that the Company's intellectual property and other proprietary information technology could be copied or independently developed by its competitors;
- Regulatory developments; and
- The factors set forth under the caption "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Shareholders, potential investors and other readers are urged to consider these and other factors in evaluating the forward-looking statements, and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are only made as of the date of this Annual Report on Form 10-K and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

General

The Company is a leading provider of analytics and insights that facilitate revenue growth, patient, employee and customer retention and patient engagement for healthcare providers, payers and other healthcare organizations. The Company's solutions support the improvement of business and clinical outcomes, while facilitating regulatory compliance and the shift to population-based health management for its clients. The

Company's ability to systematically capture, analyze and deliver to its clients self-reported information from patients, families and consumers is critical in today's healthcare market. NRC believes that access to and analysis of its extensive consumer-driven information will become even more valuable in the future as healthcare providers increasingly need to more deeply understand and engage patients and consumers in an effort towards effective population-based health management.

The Company's portfolio of subscription-based solutions provide actionable information and analysis to healthcare organizations and payers across a range of mission-critical, constituent-related elements, including patient experience and satisfaction, community population health risks, workforce engagement, community perceptions, and physician engagement. NRC partners with clients across the continuum of healthcare services. The Company's clients range from acute care hospitals and post-acute providers, such as home health, long term care and hospice, to numerous payer organizations. The Company believes this cross-continuum positioning is a unique and an increasingly important capability as evolving payment models drive healthcare providers and payers towards a more collaborative and interactive healthcare system.

NRC's expertise includes the efficient capture, interpretation, transmittal and benchmarking of critical data elements from millions of healthcare consumers. Using its portfolio of solutions through internet-based business intelligence tools, the Company's clients gain insights into best practices to drive improvements across key performance metrics. The Company's clients are also able to access networking groups, on-line education and an extensive library of performance improvement material that can be tailored to each of their unique needs.

NRC has achieved a market leadership position through its more than 31 years of industry innovation and experience, as well as its long-term, recurring revenue relationships (solutions that are used or required by a client each year) with many of the healthcare industry's largest organizations. Since its founding in 1981, the Company has focused on meeting the evolving information needs of the healthcare industry through internal product development, as well as select acquisitions. The Company is a Wisconsin corporation headquartered in Lincoln, Nebraska.

Industry and Market Opportunity

According to the Kaiser Foundation, health expenditures in the United States were approximately $2.6 trillion in 2010, over ten times the $256 billion spent in 1980. In total, health spending accounted for 17.9% of the nation's Gross Domestic Product in 2010. Addressing this growing expenditure burden continues to be a major policy priority at both federal and state levels. In addition, continued high unemployment rates and lower incomes for many Americans coupled with increased co-pays and deductibles in employer-sponsored plans have focused even more consumer attention on health spending and affordability. In the public sector, Medicare provides health coverage for individuals aged 65 and older, while Medicaid provides coverage for low income families and other individuals in need. Both programs are administered by the Centers for Medicare & Medicaid Services ("CMS"). With the aging of the U.S. population, Medicare enrollment has increased significantly. In addition, longer life spans and greater prevalence of chronic illnesses among both the Medicare and Medicaid populations have placed tremendous demands on the health care system.

Driven by escalating costs and a growing recognition of the challenges of chronic care and unnecessary hospitalizations, Medicare reimbursement for healthcare providers is shifting from a volume-based approach (fees paid for each element of service rendered, independent of outcome) to a more value-based model, where reimbursement is based on the value (or quality) of the healthcare service delivered. This shift has been enabled, in part, by the establishment of standardized quality-focused datasets and the requirement that providers capture and transmit these data to CMS.

An increasing percentage of Medicare reimbursement (and, in all likelihood, reimbursement from commercial payers as well) will be at risk for hospitals, based on factors such as patient readmission rates and provider adherence to certain quality-related protocols. At the same time, many hospitals and other providers are creating new models of care delivery and reimbursement to reduce cost and enable more effective delivery of care. These new models are based on sharing financial risk and managing the health and behaviors of large populations of patients and consumers. Certain of these new models are known as accountable care organizations, or ACOs, and medical homes, in which multiple provider organizations are coordinated in providing care and bearing shared financial risk in serving a defined patient population. This transformation towards population-based health management, value-based purchasing, and an increased engagement of healthcare consumers is resulting in a greater need for providers to deliver more customer-centric healthcare.

NRC believes that its current portfolio of solutions is aligned to address this evolving market opportunity. The Company provides tools and solutions to capture, interpret and improve the data required by CMS as well as enhanced capabilities that capture insights about patient health risks, behaviors and perspectives. The information and analytics provided through these solutions enable payers and providers to better tailor offerings to the populations they serve. Meanwhile, the Company's portfolio of engagement solutions helps providers address and impact the types of behaviors that could result in reduced hospital re-admission rates—resulting in a direct and measurable impact on providers' revenue.

Finally, the Company believes that its ability to offer these insights across the entire care continuum is particularly relevant as new reimbursement models force collaboration amongst different types of providers. Bundled payments, medical home, ACOs and other models of reimbursement for population-based health management all require an understanding of healthcare both within and outside of the traditional acute care setting.

NRC's Solutions

NRC's portfolio of solutions address specific market needs around growth, retention, engagement and thought leadership for healthcare providers, payers and other healthcare organizations. While each distinct solution provides discernible value on a stand-alone basis, the Company believes that in combination, its solutions provide a comprehensive view of healthcare consumers both within healthcare settings and outside of those settings—creating a differentiated solution set to address the emerging needs for population-based health management.

Growth Solutions - NRC's growth solutions are subscription-based services that include measurement of community perception (Market Insights), brand tracking (BrandArc) and advertising testing (Advoice). Market Insights is the largest online U.S. healthcare survey, measuring the opinions and behaviors of 270,000 healthcare consumers in the top 250 metropolitan areas annually. Market Insights is a syndicated survey that provides clients with an independent third-party source of information that is used to understand consumer preferences and optimize marketing strategies. BrandArc is a solution that enables clients to measure brand value and build brand equity in their markets. AdVoice is a solution that helps NRC's clients evaluate and optimize advertising efficiency and consumer recall. The Company's growth solutions have historically been marketed under the Healthcare Market Guide and Ticker brands.

Retention Solutions - NRC's retention solutions include patient and resident experience, physician engagement and employee experience measurement and improvement tools. These solutions enable clients to comply with regulatory requirements and to improve their reimbursement under value-based purchasing models. Additionally, clients use these applications to positively impact patient experience through utilization of the Company's prescriptive analytics to enable improvement planning and implementation of best practices. Finally, with a growing body of research linking employee and physician satisfaction levels to provider quality and patient experience, NRC's retention solutions also measure satisfaction from those constituents and integrate that data into prescriptive analytics for improvement.

The Company's retention solutions are marketed under the NRC Picker, My InnerView ("MIV"), and NRC Picker Canada brands and are provided on a subscription basis via a cross-continuum platform that collects and measures data and then delivers business intelligence that the Company's clients utilize to improve retention, experience and reimbursement. NRC provides these performance results and prescriptive analytics to its clients via the Company's Catalyst improvement planning and business intelligence portal. In addition, clients have an option of more immediate feedback via the Company's real-time mobile data collection platform.

Engagement Solutions **-** NRC's engagement solutions include its health risk assessments (Payer Solutions), patient outreach and discharge call program (Illuminate) and post-acute analytics (Outcome Concept Systems, or OCS). These solutions enable the Company's clients to understand the health risks associated with populations of patients, analyze and address readmission risks and efficiently reach out to patients to impact their behaviors outside of the healthcare provider settings. The Company's health risk assessment solutions enable its clients to effectively stratify and manage care for those who are most at-risk, engage individuals, increase preventative care and manage wellness programs to improve patient experience and outcomes. NRC's patient outreach and discharge call solutions are provided to healthcare organizations on a subscription basis. These solutions provide real-time, immediate feedback to its clients to enable improvement of patient experience and rate of avoidable readmissions. NRC's post-acute analytics solutions provide business intelligence for home health and hospice providers that enable the improvement of patient experience, operational performance and clinical outcomes.

The key proprietary components of NRC's engagement solutions include a real-time electronic medical records integration platform; a portfolio of risk assessments for individual patient populations and care settings; and post-acute predictive models and algorithms based on proprietary datasets.

Thought Leadership Solutions – NRC's thought leadership solutions include national conferences, publications and an on-line portal, and are integrated at various levels into NRC's growth, retention and engagement solutions. NRC also offers a specific thought leadership service branded as The Governance Institute ("TGI"). TGI is a membership organization that offers subscription-based governance information solutions and educational conferences designed to improve the effectiveness of hospital and healthcare systems by continually strengthening their boards, medical leadership and management performance. TGI conducts conferences, produces publications, videos, white papers and research studies, and tracks industry trends showcasing emerging healthcare trends and best practice solutions of healthcare boards across the country.

NRC's Competitive Strengths

The Company believes that its competitive strengths include the following:

A leading provider of patient experience solutions for healthcare providers, payers and other healthcare organizations. The Company's history is based capturing the voice of the consumer in healthcare markets. With survey solutions that span the healthcare continuum, in 2012 the Company was recognized by Modern Healthcare as one of the nation's largest patient experience survey providers. Its solutions build on the "Eight Dimensions of Patient-Centered Care," a philosophy developed by noted patient advocate Harvey Picker, who believed patients' experiences are integral to quality healthcare. NRC has extended this philosophy to include families, caregivers, employees and other stakeholders.

Premier client portfolio across the care continuum. NRC's client portfolio encompasses leading healthcare organizations across the healthcare continuum, from acute care hospitals and post-acute providers to healthcare payers. The Company's client base is diverse, with its top ten clients representing approximately 22% of total revenue for the year ended December 31, 2012 and no single client representing more than 5% of the Company's revenue.

Highly scalable and visible revenue model. The Company's solutions are offered to healthcare providers, payers and other healthcare organizations primarily through subscription-based service agreements. The solutions NRC provides are also recurring in nature, which enables an ongoing relationship with its clients. This combination of subscription-based revenue, a base of ongoing client renewals and automated platforms creates a highly visible and scalable revenue model for the Company.

Comprehensive portfolio of solutions. Since NRC offers solutions encompassing growth, retention, engagement and thought leadership, its clients can engage with the Company at multiple levels and, over time, increase their commitment and spend.

Exclusive focus on healthcare. The Company focuses exclusively on healthcare and serving the unique needs of healthcare organizations across the continuum, which NRC believe gives it a distinct competitive advantage compared to other survey and analytics software providers. The Company's platform includes features and capabilities built specifically for healthcare providers, including a library of performance improvement content which can be tailored to the provider based on their specific customer feedback profile.

Experienced senior management team led byNRC's founder. NRC's senior management team has extensive industry and leadership experience. Michael D. Hays, the Company's Chairman and Chief Executive Officer, founded NRC in 1981. Prior to launching the Company, Mike served as Vice President and as a Director of SRI Research Center, Inc. (now known as the Gallup Organization). The Chief Financial Officer, Kevin Karas, CPA, has extensive financial experience having served as CFO at two previous companies, along with healthcare experience at Rehab Designs of America, Inc. and NovaCare, Inc. NRC's President and Chief Operating Officer, Susan Henricks, has extensive leadership experience in high volume data and analytics businesses, having served as President of Financial Institution Services for First Data Corporation, the largest processor of credit card, debit card, and merchant transactions in the U.S. She also served as President for printing and marketing services organizations, in addition to various other leadership positions.

Competition

The healthcare information and market research services industry is highly competitive. The Company has traditionally competed with healthcare organizations' internal marketing, market research and/or quality improvement departments which create their own performance measurement tools, and with relatively small specialty research firms which provide survey-based healthcare market research and/or performance assessment. The Company's primary competitors among such specialty firms include Press Ganey, which NRC believes has significantly higher annual revenue than the Company, and three or four other firms that NRC believes have less annual revenue than the Company. The Company, to a certain degree, currently competes with, and anticipates that in the future it may increasingly compete with, (1) traditional market research firms which are significant providers of survey-based, general market research and (2) firms which provide services or products that complement healthcare performance assessments such as healthcare software or information systems. Although only a few of these competitors have offered specific services that compete directly with the Company's solutions, many of these competitors have substantially greater financial, information gathering, and marketing resources than the Company and could decide to increase their resource commitments to the Company's market. There are relatively few barriers to entry into the Company's market, and the Company expects increased competition in its market which could adversely affect the Company's operating results through pricing pressure, increased marketing expenditures, and market share losses, among other factors. There can be no assurance that the Company will continue to compete successfully against existing or new competitors.

The Company believes the primary competitive factors within its market include quality of service, timeliness of delivery, unique service capabilities, credibility of provider, industry experience, and price. NRC believes that its industry leadership position, exclusive focus on the healthcare industry, cross-continuum presence, comprehensive portfolio of solutions and relationships with leading healthcare payers and providers position the Company to compete in this market.

Growth Strategy

NRC believes that the value proposition of its current solutions, combined with the favorable alignment of its solutions with emerging market demand, positions the Company to benefit from multiple growth opportunities. The Company believes that it can accelerate its growth through (1) increasing sales of its existing solutions to its existing clients (or cross-selling), (2) winning additional new clients through market share growth in existing market segments, (3) developing and introducing new solutions to new and existing clients, and (4) pursuing acquisitions of, or investments in, firms providing products, solutions or technologies which complement those of the Company.

Selling additional solutions to existing clients. Less than 20% of the Company's existing clients purchase more than one of its solutions. NRC's sales organization actively identifies and pursues these cross-sell opportunities in order to accelerate the growth of the Company.

Adding new clients. NRC believes that there is an opportunity to add new clients in each of the acute care, post-acute care and health plan market segments. For example, in the acute care segment, the Company has client relationships with approximately 50% of the facilities in the U.S., leaving half of the market as an available growth opportunity. The Company's sales organization is actively identifying and engaging new client prospects in each of the segments noted above, with a focus on featuring its comprehensive cross continuum portfolio of solutions.

Adding new solutions. The need for growth, retention and engagement solutions in the market segments that NRC serves is evolving to align with emerging healthcare regulatory and reimbursement trends. The evolving market creates an opportunity for the Company to introduce new solutions that leverage its existing core competencies. The Company believes that there is an opportunity to drive sales growth with both existing and new clients, across all of the market segments that it serves, through the introduction of new solutions. Two examples of solutions the Company recently developed and introduced are the Care Transition and Point-of-Care offerings that were successfully piloted over the past year.

Pursue Strategic Acquisitions. The Company has historically complemented its organic growth with strategic acquisitions, having completed six such transactions over the past twelve years. These transactions have added new capabilities and access to market segments that are adjacent and complementary to the Company's existing solutions and market segments. NRC believes that additional strategic acquisition opportunities exist for the Company to complement its organic growth by further expanding its service capabilities, technology offerings and end markets.

Sales and Marketing

The Company generates the majority of its revenue from the renewal of subscription-based client service agreements, supplemented by sales of other solutions to existing clients and the addition of new clients. NRC sales activities are carried out by a direct sales organization staffed with professional, trained sales associates. As compared to the typical industry practice of compensating sales associates with relatively high base pay and a relatively small sales commission, NRC compensates its sales staff with relatively low base pay and a relatively high commission component. The Company believes this compensation structure provides incentives to its sales associates to surpass sales goals and increases the Company's ability to attract top-quality sales associates.

In addition to prospect leads generated by direct sales associates, the Company's integrated marketing activities facilitate its ongoing receipt of prospect request-for-proposals. NRC uses lead generation mechanisms to add generated leads to its database of current and potential client contacts. The Company also maintains an active public relations program which includes (1) an ongoing presence in leading industry trade press and in the mainstream press, (2) public speaking at strategic industry conferences, (3) fostering relationships with key industry constituencies, and (4) the annual Consumer Choice Award program recognizing top-ranking healthcare organizations.

Clients

NRC's clients include many of the nation's largest healthcare systems. The Company serves over 2,500 acute care facilities, including over 75% of the Thomson "Top 100 Hospitals." It also provides solutions to over 100 payer organizations and 9,500 post-acute facilities. These clients utilize NRC's reporting platforms that capture, self-reported customer data from over 15 million unique healthcare episodes annually.

The Company's ten largest clients accounted for 22%, 20%, and 19% of the Company's total revenue in 2012, 2011 and 2010, respectively. Approximately 8% of the Company's revenue was derived from foreign customers in 2012, 2011, and 2010.

For financial information by geographic area, see Note 12 to the Company's consolidated financial statements.

Intellectual Property and Other Proprietary Rights

The Company's success depends in part upon its data collection processes, research methods, data analysis techniques and internal systems, and procedures that it has developed specifically to serve clients in the healthcare industry. The Company has no patents. Consequently, it relies on a combination of copyright and trade secret laws and associate nondisclosure agreements to protect its systems, survey instruments and procedures. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior systems or procedures. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims or whether the Company is ultimately successful in defending against such claims.

Associates

As of December 31, 2012, the Company employed a total of 348 persons on a full-time basis. In addition, as of such date, the Company had 35 part-time associates primarily in its survey operations, representing approximately 18 full-time equivalent associates. None of the Company's associates are represented by a collective bargaining unit. The Company considers its relationship with its associates to be good.

Executive Officers of the Company

The following table sets forth certain information as of February 1, 2013, regarding the executive officers of the Company:

Name	Age	Position
Michael D. Hays	58	Chief Executive Officer

Susan L. Henricks	62	President and Chief Operating Officer
Kevin R. Karas	55	Senior Vice President Finance, Chief Financial Officer, Treasurer and Secretary

Michael D. Hays has served as Chief Executive Officer and a director since he founded the Company in 1981. He also served as President of the Company from 1981 to 2004 and from July 2008 to July 2011. Prior to founding the Company, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization).

Susan L. Henricks has served as President and Chief Operating Officer of the Company since she joined the Company in July 2011. From 2008 until joining the Company, she served as Managing Partner and Co-Founder of Arbor Capital, LLC, a private equity firm focused primarily on companies in the marketing and information services, payments technology and business process outsourcing sectors. Prior to starting Arbor Capital, Ms. Henricks served as President of the Financial Institution Services business of First Data Corporation, the largest processor of credit card, debit card and merchant transactions in the U.S., from 2006 to 2008, President of RRD Direct and then the directories business of RR Donnelley, a global leader in printing and print services, from 2000 to 2006, President of Donnelley Marketing, a direct marketing services company, from 1999 to 2000, and President of First Data Enterprises, the credit card issuing business of First Data Corporation, from 1997 to 1999. Ms. Henricks also held various leadership positions with Metromail Corporation, a direct marketing services company, from 1985 to 1997, including President and CEO from 1993 to 1997.

Kevin R. Karas has served as Chief Financial Officer, Treasurer and Secretary of the Company since September 2011, and as Senior Vice President Finance since he joined the Company in December 2010. From 2005 to 2010, he served as Vice President of Finance for Lifetouch Portrait Studios, Inc., a national retail photography company. Mr. Karas also previously served as Chief Financial Officer at CARSTAR, Inc., an automobile collision repair franchise business, from 2000 to 2005, Chief Financial Officer at Rehab Designs of America, Inc., a provider of orthotic and prosthetic services, from 1993 to 2000, and as a regional Vice President of Finance and Vice President of Operations at Novacare, Inc., a provider of physical rehabilitation services, from 1988 to 1993. He began his career as a Certified Public Accountant at Ernst & Young.

Executive officers of the Company are elected by and serve at the discretion of the Company's Board of Directors. There are no family relationships between any directors or executive officers of NRC.

Available Information

More information regarding NRC is available on the Company's website at www.nationalresearch.com. NRC is not including the information contained on or available through its website as part of, or incorporating such information by reference into, this Annual Report on Form 10-K. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports are made available to the public at no charge through a link appearing on the Company's website. NRC provides access to such materials through its website as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the Securities and Exchange Commission. Reports and amendments posted on the Company's website do not include access to exhibits and supplemental schedules electronically filed with the reports or amendments.

Item 1A. Risk Factors

You should carefully consider each of the risks described below, together with all of the other information contained in this Annual Report on Form 10-K, before making an investment decision with respect to our securities. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially and adversely affected and you may lose all or part of your investment.

We depend on contract renewals for a large share of our revenue and our operating results could be adversely affected.

We expect that a substantial portion of our revenue for the foreseeable future will continue to be derived from renewable service contracts. Substantially all contracts are renewable annually at the option of our clients, although a client generally has no minimum purchase commitment under a contract and the contracts are generally cancelable on short or no notice without penalty. To the extent that clients fail to renew or defer their renewals, we anticipate our results may be materially adversely affected. Our ability to secure renewals depends on, among other things, our ability to gather and analyze performance data in a consistent, high-quality, and timely fashion. In addition, the service needs of our clients are affected by accreditation requirements, enrollment in managed care plans, the level of use of satisfaction measures in healthcare organizations' overall management and compensation programs, the size of operating budgets, clients' operating performance, industry and economic conditions, and changes in management or ownership. As these factors are beyond our control, we cannot ensure that we will be able to maintain our renewal rates. Any material decline in renewal rates from existing levels would have an adverse effect on our revenue and a corresponding effect on our operating and net income.

Our operating results may fluctuate and this may cause our stock price to decline.

Our overall operating results may fluctuate as a result of a variety of factors, including the size and timing of orders from clients, client demand for our services (which, in turn, is affected by factors such as accreditation requirements, enrollment in managed care plans, operating budgets and clients' operating performance), the hiring and training of additional staff, expense increases, and industry and general economic conditions. Because a significant portion of our overhead is fixed in the short-term, particularly some costs associated with owning and occupying our building and full-time personnel expenses, our results of operations may be materially adversely affected in any particular period if revenue falls below our expectations. These factors, among others, make it possible that in some future period our operating results may be below the expectations of securities analysts and investors which would have a material adverse effect on the market price of our common stock.

We operate in a highly competitive market and could experience increased price pressure and expenses as a result.

The healthcare information and market research services industry is highly competitive. We have traditionally competed with healthcare organizations' internal marketing, market research and/or quality improvement departments that create their own performance measurement tools, and with relatively small specialty research firms that provide survey-based healthcare market research and/or performance assessment. The Company's primary competitors among such specialty firms include Press Ganey, which we believe has significantly higher annual revenue than us, and three or four other firms that we believe have lower annual revenue than us. To a certain degree, we currently compete with, and anticipate that in the future we may increasingly compete with, (1) traditional market research firms which are significant providers of survey-based, general market research, and (2) firms which provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have offered specific services that compete directly with our services, many of these competitors have substantially greater financial, information gathering, and marketing resources than the Company and could decide to increase their resource commitments to our market. There are relatively few barriers to entry into the Company's market, and we expect increased competition in our market which could adversely affect our operating results through pricing pressure, increased marketing expenditures, and market share losses, among other factors. There can be no assurance that the Company will continue to compete successfully against existing or new competitors.

Because our clients are concentrated in the healthcare industry, our revenue and operating results may be adversely affected by changes in regulations, a business downturn or consolidation with respect to the healthcare industry.

Substantially all of our revenue is derived from clients in the healthcare industry. As a result, our business, financial condition and results of operations are influenced by conditions affecting this industry, including changing political, economic, competitive and regulatory influences that may affect the procurement practices and operation of healthcare providers and payers. The 2010 Federal comprehensive healthcare reform plan, which includes provisions to control healthcare costs, improve healthcare quality and expand access to affordable health insurance, could result in lower reimbursement rates and otherwise change the environment in which providers and payers operate. In addition, large private purchasers of healthcare services are placing increasing cost pressure on providers. Healthcare providers may react to these cost pressures and other uncertainties by curtailing or deferring purchases, including purchases of our services. Moreover, there has been consolidation of companies in the healthcare industry, a trend which we believe will continue to grow. Consolidation in this industry, including the potential acquisition of certain of our clients, could adversely affect aggregate client budgets for our services or could result in the termination of a client's relationship with us. The impact of these developments on the healthcare industry is difficult to predict and could have an adverse effect on our revenue and a corresponding effect on our operating and net income.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010. The legislation makes extensive changes to the current system of healthcare insurance and benefits that will include changes in Medicare and Medicaid payment policies and other healthcare delivery reforms aimed at improving quality and decreasing costs, comparative effectiveness research, and independent payment advisory boards, among other provisions. These provisions could negatively impact our health care clients and could impact the services we provide our clients, the demand for the services we provide and the Company's business. At this time, it is difficult to estimate the impact of this legislation on the Company but there can be no assurances that health care reform will not adversely impact either our operating results or the manner in which we operate our business.

We rely on a limited number of key clients and a loss of one or more of these key clients will adversely affect our operating results.

We rely on a limited number of key clients for a substantial portion of our revenue. The Company's ten largest clients accounted for 22%, 20%, and 19% of the Company's total revenue in 2012, 2011, and 2010, respectively.

We cannot assure you that we will maintain our existing client base, maintain or increase the level of revenue or profits generated by our existing clients, or be able to attract new clients. Furthermore, the healthcare industry continues to undergo consolidation and we cannot assure you that such consolidation will not cause us to lose clients. The loss of one or more of our large clients or a significant reduction in business from such clients, regardless of the reason, may have a negative effect on our revenue and a corresponding effect on our operating and net income. See "Risk Factors — Because our clients are concentrated in the healthcare industry, our revenue and operating results may be adversely affected by changes in regulations, a business downturn or consolidation with respect to the healthcare industry."

We face several risks relating to our ability to collect the data on which our business relies.

Our ability to provide timely and accurate performance measurement and improvement services to our clients depends on our ability to collect large quantities of high-quality data through surveys and interviews. If receptivity to our survey and interview methods by respondents declines, or, for some other reason, their willingness to complete and return surveys declines, or if we, for any reason, cannot rely on the integrity of the data we receive, then our revenue could be adversely affected with a corresponding effect on our operating and net income. We also rely on third-party panels of pre-recruited consumer households to produce Ticker in a timely manner. If we are not able to continue to use these panels, or the time period in which we use these panels is altered and we cannot find alternative panels on a timely, cost-competitive basis, we could face an increase in our costs or an inability to effectively produce Ticker. In either case, our operating and net income could be negatively affected.

Our principal shareholder effectively controls our company.

Michael D. Hays, our Chief Executive Officer, beneficially owned approximately 58% of our outstanding common stock as of February 20, 2013. As a result, Mr. Hays can control matters requiring shareholder approval, including the election of directors and the approval of significant corporate matters such as change of control transactions. The effects of such influence could be to delay or prevent a change of control of our company unless the terms are approved by Mr. Hays.

Our business and operating results could be adversely affected if we are unable to attract or retain key managers and other personnel.

Our future performance may depend, to a significant extent, upon the efforts and ability of our key personnel who have expertise in gathering, interpreting and marketing survey-based performance information for healthcare markets. Although client relationships are managed at many levels within our company, the loss of the services of Michael D. Hays, our Chief Executive Officer, or one or more of our other senior managers, could have a material adverse effect, at least in the short to medium term, on most significant aspects of our business, including strategic planning, product development, and sales and customer relations. As of December 31, 2012, we maintained $500,000 of key officer life insurance on Mr. Hays. Our success will also depend on our ability to hire, train and retain skilled personnel in all areas of our business. Currently, we do not have employment agreements with our officers or our other key personnel. Competition for qualified personnel in our industry is intense, and many of the companies that compete with us for qualified personnel have substantially greater financial and other resources than us. Furthermore, we expect competition for qualified personnel to become more intense as competition in our industry increases. We cannot assure you that we will be able to recruit, retain and motivate a sufficient number of qualified personnel to compete successfully.

If intellectual property and other proprietary information technology were copied or independently developed by our competitors, our operating results could be negatively affected.

Our success depends in part upon our data collection process, research methods, data analysis techniques, and internal systems and procedures that we have developed specifically to serve clients in the healthcare industry. We have no patents. Consequently, we rely on a combination of copyright, trade secret laws and associate nondisclosure agreements to protect our systems, survey instruments and procedures. We cannot assure you that the steps we have taken to protect our rights will be adequate to prevent misappropriation of such rights, or that third parties will not independently develop functionally equivalent or superior systems or procedures. We believe that our systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. We cannot assure you, however, that third parties will not assert infringement claims against us in the future, or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims, or whether we are ultimately successful in defending against such claims.

Our business and operating results could be adversely affected if we experience business interruptions or failure of our information technology and communication systems.

Our ability to provide timely and accurate performance measurement and improvement services to our clients depends on the efficient and uninterrupted operation of our information technology and communication systems, and those of our external service providers. Our systems and those of our external service providers, could be exposed to damage or interruption from fire, natural disasters, energy loss, telecommunication failure, security breach and computer viruses. An operational failure or outage in our information technology and communication systems or those of our external service providers, could result in loss of customers, damage to customer relationships, reduced revenue and profits, refunds of customer charges and damage our reputation and may result in additional expense to repair or replace damaged equipment and recover data loss resulting from the interruption. Although we have taken steps to prevent system failures and have back-up systems and procedures to prevent or reduce disruptions, such steps may not prevent an interruption of services and our disaster recovery planning may not account for all contingencies. Additionally, our insurance may not adequately compensate us for all losses or failures that may occur. Any one of the above situations could have a material adverse effect on our business, financial condition, results of operations and reputation.

Security breaches or computer viruses could harm our business.

In connection with our client services, we receive, process, store and transmit sensitive business information electronically over the Internet. Computer viruses could spread throughout our systems and disrupt operations and service delivery. Unauthorized access to our computer systems or databases could result in the theft or publication of confidential information or the deletion or modification of records or could otherwise cause interruption in our operations. We cannot be certain that the technology protecting our networks and information will successfully prevent computer viruses, data thefts, release of confidential information or security breaches. A compromise in our data security systems that results in inappropriate disclosure of our associates', customers' or vendors' confidential information, could harm our reputation and expose us to regulatory action and claims. Changes in privacy and information security laws and standards may require we incur significant expense to ensure compliance due to increased technology investment and operational procedures. An inability to prevent security breaches or computer viruses or failure to comply with privacy and information security laws could result in litigation and regulatory risk, loss of customers, damage to customer relationships, reduced revenue and profits, refunds of customer charges and damage our reputation, which could adversely affect our business, financial condition, results of operations and reputation.

Our growth strategy includes future acquisitions which involve inherent risk.

In order to expand services or technologies to existing clients and increase our client base, we may make strategic business acquisitions that we believe complement our business. Acquisitions have inherent risks which may have a material adverse effect on our business, financial condition, or results of operations, including, among other things: (1) failure to successfully integrate the purchased operations, technologies, products or services and maintain uniform standard controls, policies and procedures; (2) substantial unanticipated integration costs; (3) loss of key associates including those of the acquired business; (4) diversion of management's attention from other operations; (5) failure to retain the customers of the acquired business; (6) failure to achieve any projected synergies and performance targets; (7) additional debt and/or assumption of known or unknown liabilities; (8) dilutive issuances of equity securities; and (9) a write-off of goodwill, software development costs, client lists, other intangibles and amortization of expenses. If we fail to successfully complete acquisitions or integrate acquired businesses, we may not achieve projected results and there may be a material adverse effect on our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

The Company has no unresolved staff comments to report pursuant to this item.

Item 2. Properties

The Company's headquarters is located in an owned office building in Lincoln, Nebraska, of which 62,000 square feet are used for the Company's operations. This facility houses all the capabilities necessary for NRC's survey programming, printing and distribution, data processing, analysis and report generation, marketing, and corporate administration. The Company's term notes are secured by this property, among other things.

The Company is leasing 2,600 square feet of office space in Markham, Ontario, 5,100 square feet of office space in San Diego, California and 8,100 square feet of office space in Seattle, Washington.

Item 3. Legal Proceedings

The Company is not subject to any material pending litigation.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock, $0.001 par value ("Common Stock"), is traded on the NASDAQ Global Market under the symbol "NRCI." The following table sets forth the range of high and low sales prices for, and dividends declared on, the Common Stock for the period from January 1, 2011, through December 31, 2012:

	High	Low	Dividends Declared Per Common Share
2011 Quarter Ended:			
March 31	$34.25	$29.01	$0.22
June 30	$36.89	$33.63	$0.22
September 30	$44.44	$30.96	$0.22
December 31	$38.96	$28.00	$0.22
2012 Quarter Ended:			
March 31	$43.98	$36.58	$0.26
June 30	$53.00	$41.00	$0.26
September 30	$52.71	$46.19	$0.26
December 31	$58.23	$49.51	$1.76

Cash dividends of $17.4 million and $5.9 million in the aggregate were declared and paid during the twelve-month periods ended December 31, 2012 and 2011, respectively. The payment and amount of future dividends is at the discretion of the Company's Board of Directors and will depend on the Company's future earnings, financial condition, general business conditions and other factors.

On February 20, 2013, there were approximately 17 shareholders of record and approximately 1,200 beneficial owners of the Common Stock.

In February 2006, the Board of Directors of the Company authorized the repurchase of 750,000 shares of common stock in the open market or in privately negotiated transactions. As of February 20, 2013, 610,417 shares have been purchased under this authorization.

The table below summarizes stock repurchases during the three-month period ended December 31, 2012.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 – October 31, 2012	28,194	$50.32	28,194	162,668
November 1 – November 30, 2012	--	--	--	162,668
December 1 – December 31, 2012	19,270	$53.88	19,270	143,398

The following graph compares the cumulative 5-year total return provided shareholders on National Research Corporation's common stock relative to the cumulative total returns of the NASDAQ Composite Index and the Russell 2000 Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on December 31, 2007, and its relative performance is tracked through December 31, 2012.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among National Research Corporation, the NASDAQ Composite Index, and the Russell 2000 Index


$250
$200
$150
$100
$50
$0
12/07
12/08
12/09
12/10
12/11
12/12

National Research Corporation **NASDAQ Composite** **Russell 2000**

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN DATA

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

	12/07	12/08	12/09	12/10	12/11	12/12
National Research Corporation	100.00	109.39	80.36	136.99	159.37	234.23
NASDAQ Composite	100.00	59.03	82.25	97.32	98.63	110.78
Russell 2000	100.00	66.21	84.20	106.82	102.36	119.09

Item 6. Selected Financial Data

The selected statement of income data for the years ended December 31, 2012, 2011, and 2010, and the selected balance sheet data at December 31, 2012, and 2011, are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company included elsewhere in this Annual Report on Form 10-K. The selected statement of income data for the years ended December 31, 2009, and 2008, and the balance sheet data at December 31, 2010, 2009, and 2008, are derived from audited consolidated financial statements not included herein. The Company acquired OCS on August 3, 2010, MIV on December 19, 2009, and customer contracts of SQ Strategies on April 1, 2008. See Note 2 to the Company's consolidated financial statements.

	Year Ended December 31, (In thousands, except per share data)				
	2012	**2011**	**2010**	**2009**	**2008**
Statement of Income Data:					
Revenue	$ 86,421	$ 75,767	$ 63,398	$ 57,692	$ 51,013
Operating expenses:					
Direct	35,461	28,667	24,635	24,148	23,611
Selling, general and administrative	23,542	23,300	20,202	16,016	12,728
Depreciation and amortization	4,699	5,065	4,704	3,831	2,685
Total operating expenses	63,702	57,032	49,541	43,995	39,024
Operating income	22,719	18,735	13,857	13,697	11,989
Other expense	(512)	(575)	(542)	(580)	(6)
Income before income taxes	22,207	18,160	13,315	13,117	11,983
Provision for income taxes	7,139	6,596	4,816	4,626	4,538
Net income	$ 15,068	$ 11,564	$ 8,499	$ 8,491	$ 7,445
Net income per share - basic	$ 2.22	$ 1.73	$ 1.28	$ 1.28	$ 1.11
Net income per share - diluted	$ 2.17	$ 1.69	$ 1.26	$ 1.26	$ 1.09
Dividends per share	$ 2.54	$ 0.88	$ 0.76	$ 0.64	$ 0.56
Weighted average shares outstanding – basic	6,775	6,672	6,637	6,637	6,685
Weighted average shares outstanding – diluted	6,951	6,842	6,735	6,723	6,831

	December 31, (In thousands)				
	2012	**2011**	**2010**	**2009**	**2008**
Balance Sheet Data:					
Working capital deficiency	$ (11,483)	$ (2,262)	$ (8,809)	$ (4,432)	$ (10,650)
Total assets	100,046	100,676	95,770	72,499	72,145
Total debt and capital lease obligations, including current portion	12,763	14,912	16,599	7,719	12,954
Total shareholders' equity	$ 56,742	$ 55,554	$ 48,584	$ 44,171	$ 38,598

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company is a leading provider of analytics and insights that facilitate revenue growth, patient, employee and customer retention and patient engagement for healthcare providers, payers and other healthcare organizations. The Company's solutions support the improvement of business and clinical outcomes, while facilitating regulatory compliance and the shift to population-based health management for its clients. The Company's ability to systematically capture, analyze and deliver to its clients self-reported information from patients, families and consumers is critical in today's healthcare market. NRC believes that access to and analysis of its extensive consumer-driven information will become even more valuable in the future as healthcare providers increasingly need to more deeply understand and engage patients and consumers in an effort towards effective population-based health management.

The Company's portfolio of subscription-based solutions provide actionable information and analysis to healthcare organizations and payers across a range of mission-critical, constituent-related elements, including patient experience and satisfaction, community population health risks, workforce engagement, community perceptions, and physician engagement. NRC partners with clients across the continuum of healthcare services. The Company's clients range from acute care hospitals and post-acute providers, such as home health, long-term care and hospice, to numerous payer organizations. The Company believes this cross-continuum positioning is a unique and an increasingly important capability as evolving payment models drive healthcare providers and payers towards a more collaborative and interactive healthcare system.

Acquisitions

On August 3, 2010, the Company acquired all of the issued and outstanding shares of stock and stock rights of OCS, a provider of clinical, financial and operational benchmarks and analytics to home care and hospice providers. The acquisition provides the Company with an entry in the home health and hospice markets through OCS's customer relationships with home healthcare and hospice providers and expands the Company's service offerings across the continuum of care. Goodwill related to the acquisition of OCS primarily relates to intangible assets that do not qualify for separate recognition, including the depth and knowledge of management. The all-cash consideration paid at closing was $15.3 million, net of $1.0 million cash received.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. The most significant of these areas involving difficult or complex judgments made by management with respect to the preparation of the Company's consolidated financial statements for fiscal year 2012 include:

Revenue recognition;

Valuation of goodwill and identifiable intangible assets; and

Income taxes.

Revenue Recognition

The Company derives a majority of its operating revenue from its annually renewable services, which include performance measurement and improvement services, healthcare analytics and governance education services. The Company provides these services to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. The Company also derives some revenue from its custom and other research projects.

Services are provided under subscription-based service agreements. The Company recognizes subscription-based service revenue over the period of time the service is provided. Generally, the subscription periods are for twelve months and revenue is recognized equally over the subscription period.

Certain contracts are fixed-fee arrangements with a portion of the project fee billed in advance and the remainder billed periodically over the duration of the project. Revenue and direct expenses for services provided under these contracts are recognized under the proportional performance method. Under the proportional performance method, the Company recognizes revenue based on output measures or key milestones such as survey set-up, survey mailings, survey returns and reporting. The Company measures its progress based on the level of completion of these output measures and recognizes revenue accordingly. Management judgments and estimates must be made and used in connection with revenue recognized using the proportional performance method. If management made different judgments and estimates, then the amount and timing of revenue for any period could differ materially from the reported revenue.

The Company also derives revenue from hosting arrangements where our propriety software is offered as a service to our customers through our data processing facilities. The Company's revenue also includes software-related revenue for software license revenue, installation services, post-contract support (maintenance) and training. Software-related revenue is recognized in accordance with the provisions of Accounting Standards Codification ("ASC") 985-605, *Software-Revenue Recognition.*

Hosting arrangements to provide customers with access to the Company's propriety software are marketed under long-term arrangements, generally over periods of one to three years. Under these arrangements, the customer is not provided the contractual right to take possession of the licensed software at any time during the hosting period without significant penalty, and the customer is not provided the right to run the software on their own hardware or contract with another party unrelated to us to host the software. Upfront fees for set-up services are typically billed for our hosting arrangements. However, these arrangements do not qualify for separation from the ongoing hosting services due to the absence of standalone value for the set-up services. Therefore, we account for these arrangements as service contracts and recognize revenue ratably over the hosting service period when all other conditions to revenue are met. Other conditions that must be met before the commencement of revenue recognition include achieving evidence of an arrangement, determining that the collection of the revenue is probable, and determining that fees are fixed and determinable.

The Company's software arrangements typically involve the sale of a time-based license bundled with installation services, post-contract support ("PCS") and training. License terms range from one year to three years and require an annual fee for bundled elements of the arrangement. PCS is also contractually provided for a period that is co-terminus with the term of the time-based license. The Company's installation services are not considered to be essential to the functionality of the software license. The Company does not achieve vendor-specific objective evidence ("VSOE") of the fair value of the undelivered elements of its software arrangements (primarily PCS) and, therefore, these arrangements are accounted for as a single unit of accounting with revenue recognized ratably over the minimum bundled PCS period.

The Company's revenue arrangements (not involving software elements) may include multiple elements. In assessing the separation of revenue for elements of such arrangements, we first determine whether each delivered element has standalone value based on whether we or other vendors sell the services separately. We also consider whether there is sufficient evidence of the fair value of the elements in allocating the fees in the arrangement to each element. Revenue allocated to an element is limited to revenue that is not subject to refund or otherwise represents contingent revenue.

On January 1, 2011, the Company prospectively adopted Accounting Standard Update ("ASU") 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (ASU 2009-13).* For arrangements entered into or materially modified beginning January 1, 2011, we allocated revenue to arrangements with multiple elements based on relative selling price using a selling price hierarchy. The selling price for a deliverable is based on its VSOE if it exists, otherwise third-party evidence of selling price. If neither exists for a deliverable, the best estimate of the selling price is used for that deliverable based on list price, representing a component of management's market strategy, and an analysis of historical prices for bundled and standalone arrangements.

Valuation of Goodwill and Identifiable Intangible Assets

Intangible assets include customer relationships, trade names, non-compete agreements and goodwill. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company reviews intangible assets with indefinite lives for impairment annually as of October 1 and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

When performing the impairment assessment, the Company first assesses qualitative factors to determine whether it is necessary to recalculate the fair value of our intangible assets with indefinite lives. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the indefinite-lived intangibles is less than their carrying amount, the Company calculates the fair value using a market approach. If the carrying value of an intangible asset with an indefinite life exceeds its fair value, then the intangible asset is written-down to their fair values. The Company did not recognize any impairments related to our long-lived assets during 2012, 2011, or 2010.

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. All of the Company's goodwill is allocated to its reporting units, which are the same as its operating segments. Goodwill is reviewed for impairment at least annually as of October 1 and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable.

The Company reviews for goodwill impairment by first assessing qualitative factors to determine whether any impairment may exist. If we believe, as a result of the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative two-step test is required; otherwise, no further testing is required. Under the first step of the quantitative test, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the fair value of that goodwill. The fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the fair value of the reporting unit goodwill.

In instances when a step two is required, the fair value of the reporting unit is determined using an income approach and comparable market multiples. Under the income approach, there are a number of inputs used to calculate the fair value using a discounted cash flow model, including operating results, business plans, projected cash flows and a discount rate. Discount rates, growth rates and cash flow projections are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital, which considers market and industry data. Operational management develops growth rates and cash flow projections for each reporting unit considering industry and Company-specific historical and projected information. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant weighted average cost of capital and low long-term growth rates. Under the market approach, the Company considers its market capitalization, comparisons to other public companies' data, and recent transactions of similar businesses within the Company's industry.

No impairments were recorded during the years ended December 31, 2012, 2011 or 2010. The most recent quantitative analysis was performed as of October 1, 2011. That analysis indicated that the fair value of our reporting units, including goodwill, was significantly in excess of their carrying values. The Company performed a qualitative analysis as of October 1, 2012, which did not indicate that it was more likely than not that the carrying values of the reporting units exceeded fair value.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Management judgment is required to determine the provision for income taxes and to determine whether deferred income taxes will be realized in full or in part. Such judgments include, but are not limited to, the likelihood we would realize the benefits of net operating loss carryforwards, the adequacy of valuation allowances, the election to capitalize or expense costs incurred, and the probability of outcomes of uncertain tax positions. It is possible that the various taxing authorities could challenge those judgments or positions and reach conclusions that would cause us to incur tax liabilities in excess of, or realize benefits less than, those currently recorded. In addition, changes in the geographical mix or estimated amount of annual pretax income could impact our overall effective tax rate.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information derived from the Company's consolidated financial statements, expressed as a percentage of total revenue and the percentage change in such items versus the prior comparable period (please note that all columns may not add up to 100% due to rounding). The trends illustrated in the following table may not necessarily be indicative of future results. The discussion that follows the table should be read in conjunction with the Company's consolidated financial statements.

	Percentage of Total Revenue Year Ended December 31,			Percentage Increase (Decrease)	
	2012	2011	2010	2012 over 2011	2011 over 2010
Revenue	100.0%	100.0%	100.0%	14.1%	19.5%
Operating expenses:					
Direct	41.0	37.8	38.8	23.7	16.4
Selling, general and administrative	27.2	30.8	31.9	1.0	15.3
Depreciation and amortization	5.4	6.7	7.4	(7.2)	7.7
Total operating expenses	73.7	75.3	78.1	11.7	15.1
Operating income	26.3%	24.7%	21.9%	21.3%	35.2%

Year Ended December 31, 2012, Compared to Year Ended December 31, 2011

Revenue. Revenue increased 14.1% in 2012 to $86.4 million from $75.8 million in 2011. The increase was due to market share growth and vertical growth in the existing client base. Revenue from subscription-based agreements comprised 76.0% of the total revenue for the year ended December 31, 2012 compared to 63.0% of the total revenue for the year ended December 31, 2011.

Direct expenses. Direct expenses increased 23.7% to $35.5 million in 2012 from $28.7 million in 2011. Direct variable expenses are costs that vary with volumes and consist mainly of printing, postage, hourly labor, and contracted survey work. Direct fixed expenses consist mainly of salaries and benefits, and contracted services for client service, analytical, research, and information technology development functions. The increase in variable expenses of $4.1 million included increased postage, labor costs, contracted survey-related costs to service the higher volume of business and conference-related expenses. The increase in fixed expenses of $2.7 million was due to additional staffing and related expenses in information technology development and client service functions. Direct expenses increased as a percentage of revenue to 41.0% in the year ended December 31, 2012, from 37.8% during the same period of 2011. Variable expenses as percentage of revenue were 2.2% of the change due to higher survey volumes for the subscription-based products, and fixed expenses were 1.0% of the change due to investments in technology, research and service resources. The Company expects this percentage to continue at a similar rate for 2013.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 1.0% to $23.5 million in 2012 from $23.3 million in 2011. Selling, general, and administrative expenses decreased as a percentage of revenue to 27.2% for the year ended December 31, 2012, from 30.8% for the same period in 2011 due to the leveraging of selling, general and administrative expenses against increased revenue. This percentage is projected to continue at a similar rate in 2013.

Depreciation and amortization. Depreciation and amortization expenses decreased 7.2% to $4.7 million in 2012 from $5.1 million in 2011. This decrease was attributed to declining intangible asset amortization expenses. Depreciation and amortization expenses as a percentage of revenue decreased to 5.4% in 2012 from 6.7% in 2011. The Company projects depreciation expense in 2013 to approximate 4.0% of revenue.

Provision for income taxes. The provision for income taxes totaled $7.1 million (32.1% effective tax rate) for 2012, compared to $6.6 million (36.3% effective tax rate) for 2011. The effective tax rate for the year ended December 31, 2012, is lower than the rate in the same period of 2011 primarily due to an adjustment to income taxes of $661,000 for decreases in deferred state tax rates resulting from legislative changes. The Company also recorded federal tax credits of $198,000, and recognized an additional $73,000 in tax benefits over the same period in 2011 due to the expiration of the U.S. federal statute of limitations associated with certain tax positions.

Year Ended December 31, 2011, Compared to Year Ended December 31, 2010

Revenue. Revenue increased 19.5% in 2011 to $75.8 million from $63.4 million in 2010. This increase was due to the addition of OCS (increasing revenue by $4.5 million), market share growth, increased pricing from enhanced offerings, and vertical growth in the existing client base from successful cross-selling activities.

Direct expenses. Direct expenses increased 16.4% to $28.7 million in 2011 from $24.6 million in 2010. Direct variable expenses are costs that vary with volumes and consist mainly of printing, postage, hourly labor, and contracted survey work. Direct fixed expenses consist mainly of salaries and benefits and contracted services for client service, analytical, research, and information technology development functions. The primary reason for the increase in direct expenses was due to an increase in variable expenses of $2.4 million, including postage of $1.1 million and contracted survey related costs of $1.1 million to service the higher volume of business, and an increase in fixed expenses of $675,000 from additional staffing and related expenses in information technology development and client service functions. The addition of OCS also increased variable expenses by $106,000 and fixed expenses by $809,000. Direct expenses decreased as a percentage of revenue to 37.8% in 2011 from 38.8% during 2010, mainly due to leveraging revenue growth and expanded use of more cost-efficient survey methodologies.

Selling, general and administrative expenses. Selling, general and administrative expenses increased $3.1 million or 15.3%, to $23.3 million in 2011 from $20.2 million in 2010. Of the increase, $2.0 million was primarily due to the expansion of the sales force, increased sales commissions, and the addition of several executives in various leadership roles. The addition of OCS accounted for the remaining $1.1 million of the increase. Selling, general, and administrative expenses decreased as a percentage of revenue to 30.8% for 2011 from 31.9% for 2010, primarily due to 2011 sales and revenue growth from the sales expansion in 2010, decreases in acquisition and transition-related expenses for OCS and the consolidation of MIV sales and operations activities into the Lincoln location incurred in 2010 compared to 2011.

Depreciation and amortization. Depreciation and amortization expenses increased 7.7% to $5.1 million in 2011 from $4.7 million in 2010, primarily due to the addition of OCS in 2010. Depreciation and amortization expenses as a percentage of revenue decreased to 6.7% in 2011 from 7.4% in 2010.

Provision for income taxes. The provision for income taxes totaled $6.6 million (36.3% effective tax rate) for 2011 compared to $4.8 million (36.2% effective tax rate) for 2010. The increase in the effective tax rate was due to higher state taxes, partially offset by increased research and development credits and a decrease in unrecognized tax benefits.

Inflation and Changing Prices

Inflation and changing prices have not had a material impact on revenue or net income in the last three years.

Liquidity and Capital Resources

As of December 31, 2012, our principal sources of liquidity included $8.3 million of cash and cash equivalents and up to $6.5 million of unused borrowings under our revolving credit note. Of this cash, $5.6 million was held in Canada. All of the amounts held in Canada are intended to be indefinitely reinvested in foreign operations. The amounts held outside of the U.S. are eligible for repatriation, but under current law, would be subject to U.S. federal income taxes less applicable foreign tax credits. The Company estimated at December 31, 2012, that an additional tax liability of $732,000 would become due if repatriation of undistributed earnings would occur. The amount of unused borrowings actually available under the revolving credit note varies in accordance with the terms of the agreement. The Company believes that our existing sources of liquidity, including cash and cash equivalents, borrowing availability, and operating cash flow will be sufficient to meet its projected capital and debt maturity needs and dividend policy for the foreseeable future.

Working Capital

The Company had a working capital deficiency of $11.5 million on December 31, 2012, compared to a $2.3 million working capital deficiency on December 31, 2011. The change in the working capital balance was primarily due to an increase in the current portion of notes payable of $10.6 million. The increase in the current portion of notes payable is due to the balloon payments on the term notes due in July 2013. The Company's working capital is also significantly impacted by its large deferred revenue balances. The deferred revenue balances as of December 31, 2012 and December 31, 2011, were $15.8 million and $16.5 million, respectively.

The deferred revenue balance is primarily due to timing of initial billings on new and renewal contracts. The Company typically invoices clients for performance tracking services and custom research projects before they have been completed. Billed amounts are recorded as billings in excess of revenue earned, or deferred revenue, on the Company's consolidated financial statements, and are recognized as income when earned. In addition, when work is performed in advance of billing, the Company records this work as revenue earned in excess of billings, or unbilled revenue. Substantially all deferred revenue and all unbilled revenue will be earned and billed respectively, within 12 months of the respective period ends.

Cash Flow Analysis

A summary of operating, investing, and financing activities are shown in the following table:

	For the Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Provided by operating activities	$19,132	$18,481	$14,603
Used in investing activities	(2,348)	(6,927)	(16,980)
(Used in) provided by financing activities	(16,687)	(6,886)	3,254
Effect of exchange rate changes on cash	107	(105)	130
Net increase in cash and cash equivalents	204	4,563	1,007
Cash and cash equivalents at end of period	$ 8,286	$ 8,082	$ 3,519

Cash Flows from Operating Activities

Cash flows from operating activities consist of net income adjusted for non-cash items including depreciation and amortization, deferred taxes, and the effect of working capital changes.

Net cash provided by operating activities was $19.1 million for the year ended December 31, 2012, which included net income of $15.1 million, plus non-cash charges (benefits) for deferred tax expense, depreciation and amortization, tax benefit from exercise of stock options, and non-cash stock compensation totaling $5.3 million. Changes in working capital decreased 2012 cash flows from operating activities by $1.2 million, primarily due to timing of initial billings on new or renewal contracts decreasing cash flows provided from trade accounts receivable and deferred revenue and timing of payments on accounts payable and prepaid expenses, partially offset by increases and timing in payments of accrued expenses, wages, and bonus and profit sharing.

Net cash provided by operating activities was $18.5 million for the year ended December 31, 2011, which included net income of $11.6 million, plus non-cash charges (benefits) for deferred tax expense, depreciation and amortization, tax benefit from exercise of stock options and non-cash stock compensation totaling $7.2 million. Changes in working capital decreased 2011 cash flows from operating activities by $273,000, primarily due to timing of initial billings on new or renewal contracts decreasing cash flows provided from trade accounts receivable and deferred revenue, partially offset by timing of payments on accrued expenses and income taxes.

Net cash provided by operating activities was $14.6 million for the year ended December 31, 2010, which included net income of $8.5 million, plus non cash charges (benefits) for deferred tax expense, depreciation and amortization and non-cash stock compensation totaling $6.1 million.

Cash Flows from Investing Activities

Net cash of $2.3 million was used for investing activities in the year ended December 31, 2012. Purchases of property and equipment totaled the $2.3 million.

Net cash of $6.9 million was used for investing activities in the year ended December 31, 2011. Earn-out payments related to the MIV acquisition approximated $4.1 million, and purchases of property and equipment totaled $2.8 million.

Net cash of $17.0 million was used for investing activities in the year ended December 31, 2010. Cash of $15.3 million was used for the acquisition of OCS and $172,000 was paid under the earn-out related to the MIV acquisition. Cash of $1.5 million was used for the purchase of property and equipment.

Cash Flows from Financing Activities

Net cash used in financing activities was $16.7 million in the year ended December 31, 2012. Proceeds from the exercise of stock options and the excess tax benefit of share-based compensation provided cash of $1.3 million and $2.1 million, respectively, partially offset by repurchases of shares for payroll tax withholdings related to share-based compensation of $527,000. Cash was used to pay dividends of $17.4 million, including a special dividend of $10.3 million in the fourth quarter of 2012. Cash was also used to repay borrowings under the term note totaling $2.1 million and capital lease obligations of $109,000.

Net cash used in financing activities was $6.9 million in the year ended December 31, 2011. Cash was generated from borrowings under the Company's term note and revolving credit note totaling $4.5 million. Proceeds from the exercise of stock options and the excess tax benefit of share-based compensation provided cash of $568,000 and $407,000, respectively, partially offset by repurchases of shares for payroll tax withholdings related to share-based compensation of $146,000. Cash was used to pay dividends of $5.9 million, repay borrowings under the term note and revolving credit note totaling $6.2 million, and repay capital lease obligations of $130,000.

Net cash provided by financing activities was $3.3 million in the year ended December 31, 2010. Cash was generated from borrowings under the term note and revolving credit note totaling $11.3 million. Proceeds from the exercise of stock options provided cash of $274,000. Cash was used to pay dividends of $5.1 million, repay borrowings under the term note and revolving credit note totaling $2.8 million, and repurchases of the Company's common stock for $399,000.

The effect of changes in foreign exchange rates increased (decreased) cash and cash equivalents by $107,000, ($105,000), and $130,000 in the years ended December 31, 2012, 2011, and 2010, respectively.

Capital Expenditures

Capital expenditures for the year ended December 31, 2012, were $2.3 million. These expenditures consisted mainly of computer software, computer hardware, furniture and other equipment. The Company expects similar capital expenditure purchases in 2013 consisting primarily of computer software and hardware and other equipment, to be funded through cash generated from operations.

Debt and Equity

On December 19, 2008, the Company borrowed $9.0 million under a term note to partially finance the acquisition of MIV. In July 2010, the Company refinanced the existing term loan with a $6.9 million fixed-rate term loan. The new term loan is payable in 35 monthly installments of $80,104, with a balloon payment for the remaining principal balance and interest due on July 31, 2013. Borrowings under the term note bear interest at an annual rate of 3.79%. The outstanding balance of the term note at December 31, 2012, was $5.1 million.

On July 31, 2010, the Company borrowed $10.0 million under a fixed-rate term note to partially finance the acquisition of OCS. The term loan is payable in 35 monthly installments of $121,190 with a balloon payment for the remaining principal balance and interest due on July 31, 2013. Borrowings under the term note bear interest at an annual rate of 3.79%. The outstanding balance of the term note at December 31, 2012, was $7.3 million.

The Company expects to refinance the term notes prior to July 31, 2013. If, however, the notes cannot be extended, the Company believes it has adequate cash flows from operations to meet its debt and capital needs.

The Company entered into a revolving credit note in 2006. The maximum aggregate amount available under the revolving credit note following an addendum to the note in March 2008, is $6.5 million. The revolving credit note was renewed in June 2012 to extend the term to June 30, 2013. The Company may borrow, repay and re-borrow amounts under the revolving credit note from time to time until its maturity on June 30, 2013. The Company expects to extend the term of the revolving credit note for at least one year beyond the maturity date. If, however, the note cannot be extended, the Company believes it has adequate cash flows from operations to meet its debt and capital needs.

The term notes and revolving line of credit are secured by certain of the Company's assets, including the Company's land, building, accounts receivable and intangible assets. The term notes and the revolving credit note contain various restrictions and covenants applicable to the Company, including requirements that the Company maintain certain financial ratios at prescribed levels and restrictions on the ability of the Company to consolidate or merge, create liens, incur additional indebtedness or dispose of assets. As of December 31, 2012, the Company was in compliance with these restrictions and covenants.

The maximum aggregate amount available under the revolving credit note of $6.5 million is subject to a borrowing base equal to 75.0% of the Company's eligible accounts receivable. Borrowings under the renewed revolving credit note bear interest at a variable annual rate, with three rate options at the discretion of management as follows: (1) 2.5% plus the daily reset one-month London Interbank Offered Rate ("LIBOR") rate, or (2) 2.2% plus the one-, two-, three-, six- or twelve-month LIBOR rate, or (3) the bank's Money Market Loan Rate. The rate at December 31, 2012, was 2.71%. As of December 31, 2012, the revolving credit note did not have a balance. According to borrowing base requirements, the Company had the capacity to borrow $6.5 million as of December 31, 2012.

Contractual Obligations

The Company had contractual obligations to make payments in the following amounts in the future as of December 31, 2012:

Contractual Obligations[1] (In thousands)	Total Payments	Less than One Year	One to Three Years	Three to Five Years	After Five Years
Operating leases	$ 2,554	$ 687	$ 1,176	$ 573	$ 118
Capital leases	380	135	237	8	--
Uncertain tax positions[2]	224	--	--	--	--
Long-term debt	12,703	12,703	--	--	--
Total	$ 15,861	$ 13,525	$ 1,413	$ 581	$ 118

[1] Amounts are inclusive of interest payments, where applicable.
[2] We have $224,000 in liabilities associated with uncertain tax positions. We are unable to reasonably estimate the expected cash settlement dates of these uncertain tax positions with the taxing authorities.

The Company generally does not make unconditional, non-cancelable purchase commitments. The Company enters into purchase orders in the normal course of business, but these purchase obligations do not exceed one year.

Shareholders' equity increased $1.2 million to $56.7 million in 2012, from $55.6 million in 2011. The increase was primarily due to net income of $15.1 million and $8.2 million of related share-based compensation, partially offset by dividends paid of $17.4 million and stock re-purchases of $5.2 million. Dividends paid in 2012 include $10.3 million for a special dividend paid in the fourth quarter of 2012.

Stock Repurchase Program

In February 2006, the Board of Directors of the Company authorized the repurchase of 750,000 shares of common stock in the open market or in privately negotiated transactions. As of December 31, 2012, the remaining number of shares that could be purchased under this authorization was 143,398.

Off-Balance Sheet Obligations

The Company has no significant off-balance sheet obligations other than the operating lease commitments disclosed in "Liquidity and Capital Resources."

Adoption of New Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income*, which amends ASC 220, *Comprehensive Income*, by requiring all non-owner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance was effective retrospectively for fiscal years and interim periods within those years beginning after December 15, 2011. In December 2011, the FASB issued ASU No. 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*, which defers certain portions of ASU No. 2011-05 indefinitely and will be further deliberated by the FASB at a future date. The Company adopted the requirements of ASU 2011-05 and ASU 2011-12 by presenting a Consolidated Statement of Comprehensive Income immediately following the Consolidated Statement of Income. There was no other impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles— Goodwill and Other*. ASU No. 2011-08 allows entities to first assess qualitatively whether it is necessary to perform the two-step goodwill impairment test. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative two-step goodwill impairment test is required. An entity has the unconditional option to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment test. The Company adopted the requirements of ASU 2011-08 and performed a qualitative assessment when performing the annual goodwill assessment in the fourth quarter of 2012. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment.* Similar to the guidance in ASU 2011-08 for goodwill, ASU No. 2012-02 allows entities to first perform a qualitative assessment of its indefinite-lived intangible assets. The Company is not required to perform further analysis, unless, based on the qualitative assessment, the Company concludes that it is more likely than not that the indefinite-lived intangible assets are impaired. The Company has the option to bypass the qualitative assessment and perform the quantitative assessment. The Company adopted the requirements of ASU No. 2012-02 and performed a qualitative assessment when performing its annual assessment of indefinite-lived intangible assets in the fourth quarter of 2012. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The Company's primary market risk exposure is changes in foreign currency exchange rates and interest rates.

The Company's Canadian subsidiary uses as its functional currency the local currency of the country in which it operates. It translates its assets and liabilities into U.S. dollars at the exchange rate in effect at the balance sheet date. It translates its revenue and expenses at the average exchange rate during the period. The Company includes translation gains and losses in accumulated other comprehensive income (loss), a component of shareholders' equity. Foreign currency translation gains (losses) were $217,000, ($201,000), and $339,000 in 2012, 2011, and 2010, respectively. Gains and losses related to transactions denominated in a currency other than the functional currency of the countries in which the Company operates and short-term intercompany accounts are included in other income (expense) in the consolidated statements of income.

We are exposed to interest rate risk with both our fixed-rate term debt and variable rate revolving line of credit facility. Interest rate changes for borrowings under our fixed-rate term debt would impact the fair value of such debt, but do not impact earnings or cash flow. At December 31, 2012, our fixed-rate term debt totaled $12.4 million. Based on a sensitivity analysis, a one percent change in market interest rates as of December 31, 2012, would not have a material effect on the estimated fair value of our fixed-rate debt outstanding at December 31, 2012.

Borrowings under our revolving line of credit bear interest at a variable annual rate, with three rate options at the discretion of management. Borrowings under the revolving line of credit may not exceed the lesser of a calculated borrowing base or $6.5 million. There were no borrowings outstanding under our revolving credit facility at December 31, 2012, or at any time during 2012. A sensitivity analysis assuming a hypothetical 100 basis point movement in interest rates applied to the average daily borrowings and the maximum borrowings available under the revolving line of credit facility indicated that such a movement would not have a material impact on our consolidated financial position, results of operations or cash flows.

Item 8. Financial Statements and Supplementary Data

Quarterly Financial Data (Unaudited)

The following table sets forth selected financial information for each of the eight quarters in the two-year period ended December 31, 2012. This unaudited information has been prepared by the Company on the same basis as the consolidated financial statements and includes all normal recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited consolidated financial statements and the notes thereto.

	(In thousands, except per share data)							
	Quarter Ended							
	Dec. 31, 2012	Sept 30, 2012	June 30, 2012	Mar. 31, 2012	Dec. 31, 2011	Sept 30, 2011	June 30, 2011	Mar. 31, 2011
Revenue	$ 21,996	$ 21,386	$ 20,632	$ 22,407	$ 19,111	$ 18,549	$ 18,316	$ 19,791
Direct expenses	9,128	8,769	8,633	8,931	7,178	7,471	7,260	6,758
Selling, general and administrative expenses	6,001	5,821	5,569	6,151	5,648	5,572	5,990	6,090
Depreciation and amortization	1,093	1,149	1,214	1,243	1,275	1,312	1,235	1,243
Operating income	5,774	5,647	5,216	6,082	5,010	4,194	3,831	5,700
Other expense	(100)	(155)	(105)	(152)	(158)	(77)	(144)	(196)
Provision for income taxes	1,971	1,915	1,172	2,081	1,720	1,470	1,358	2,048
Net income	$ 3,703	$ 3,577	$ 3,939	$ 3,849	$ 3,132	$ 2,647	$ 2,329	$ 3,456
Net income per share – basic	$ 0.54	$ 0.53	$ 0.58	$ 0.57	$ 0.47	$ 0.40	$ 0.35	$ 0.52
Net income per share – diluted	$ 0.53	$ 0.51	$ 0.57	$ 0.56	$ 0.46	$ 0.39	$ 0.34	$ 0.51
Weighted average shares outstanding – basic	6,838	6,791	6,751	6,719	6,691	6,679	6,665	6,654
Weighted average shares outstanding – diluted	6,986	6,961	6,943	6,907	6,847	6,850	6,855	6,809

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
National Research Corporation:

We have audited the accompanying consolidated balance sheets of National Research Corporation and subsidiary (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in Item 15(2) of this Form 10-K. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Research Corporation and subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Lincoln, Nebraska
March 1, 2013

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

Assets	2012	2011
Current assets:		
Cash and cash equivalents	$ 8,286	$ 8,082
Trade accounts receivable, less allowance for doubtful accounts of $244 and $289, respectively	12,119	11,187
Unbilled revenue	932	913
Prepaid expenses	1,269	768
Income taxes receivable	158	-
Deferred income taxes	547	789
Other current assets	504	398
Total current assets	23,815	22,137
Net property and equipment	12,493	13,613
Intangible assets, net	5,794	7,073
Goodwill	57,799	57,730
Other	145	123
Total assets	$ 100,046	$ 100,676
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of notes payable	$ 12,436	$ 1,861
Accounts payable	291	783
Accrued wages, bonus and profit sharing	4,392	3,591
Accrued expenses	2,265	1,418
Income taxes payable	-	145
Current portion of capital lease obligations	102	101
Deferred revenue	15,812	16,500
Total current liabilities	35,298	24,399
Notes payable, net of current portion	-	12,625
Deferred income taxes	7,527	7,588
Deferred revenue	254	185
Capital lease obligations, net of current portion	225	325
Total liabilities	43,304	45,122
Shareholders' equity:		
Common stock, $0.001 par value; authorized 20,000,000 shares, issued 8,376,592 in 2012 and 8,117,849 in 2011, outstanding 6,874,992 in 2012 and 6,724,280 in 2011	8	8
Additional paid-in capital	39,514	31,080
Retained earnings	44,700	46,995
Accumulated other comprehensive income, foreign currency translation adjustment	1,124	907
Treasury stock, at cost; 1,501,600 shares in 2012 and 1,393,569 shares in 2011	(28,604)	(23,436)
Total shareholders' equity	56,742	55,554
Total liabilities and shareholders' equity	$ 100,046	$ 100,676

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except for per share amounts)

	2012	2011	2010
Revenue	$ 86,421	$ 75,767	$ 63,398
Operating expenses:			
Direct	35,461	28,667	24,635
Selling, general and administrative	23,542	23,300	20,202
Depreciation and amortization	4,699	5,065	4,704
Total operating expenses	63,702	57,032	49,541
Operating income	22,719	18,735	13,857
Other income (expense):			
Interest income	32	13	6
Interest expense	(541)	(629)	(491)
Other, net	(3)	41	(57)
Total other expense	(512)	(575)	(542)
Income before income taxes	22,207	18,160	13,315
Provision for income taxes	7,139	6,596	4,816
Net income	$ 15,068	$ 11,564	$ 8,499
Net income per share - basic	$ 2.22	$ 1.73	$ 1.28
Net income per share - diluted	$ 2.17	$ 1.69	$ 1.26
Weighted average shares and shares equivalent outstanding - basic	6,775	6,672	6,637
Weighted average shares and shares equivalent outstanding - diluted	6,951	6,842	6,736

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	2012	**2011**	**2010**
Net Income	$ 15,068	$ 11,564	$ 8,499
Other comprehensive income (loss):			
Cumulative translation adjustment	$ 217	$ (201)	$ 339
Other comprehensive income (loss)	$ 217	$ (201)	$ 339
Comprehensive Income	$ 15,285	$ 11,363	$ 8,838

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands except share and per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balances at December 31, 2009	$ 8	$ 27,871	$ 37,905	$ 769	$ (22,382)	$ 44,171
Purchase of 20,349 shares of treasury stock	--	--	--	--	(463)	(463)
Issuance of 17,573 common shares for the exercise of stock options	--	274	--	--	--	274
Tax benefit from the exercise of options and vested restricted stock	--	46	--	--	--	46
Issuance of 9,238 restricted common shares	--	--	--	--	--	--
Non-cash stock compensation expense	--	779	--	--	--	779
Dividends declared of $0.76 per common share	--	--	(5,061)	--	--	(5,061)
Other comprehensive income (loss), foreign currency translation adjustment	--	--	--	339	--	339
Net income	--	--	8,499	--	--	8,499
Balances at December 31, 2010	$ 8	$ 28,970	$ 41,343	$ 1,108	$ (22,845)	$ 48,584
Purchase of 17,288 shares of treasury stock	--	--	--	--	(591)	(591)
Issuance of 58,671 common shares for the exercise of stock options	--	940	--	--	--	940
Tax benefit from the exercise of options and vested restricted stock	--	407	--	--	--	407
Issuance of 14,323 restricted common shares, net of forfeitures	--	--	--	--	--	--
Non-cash stock compensation expense	--	763	--	--	--	763
Dividends declared of $0.88 per common share	--	--	(5,912)	--	--	(5,912)
Other comprehensive income (loss), foreign currency translation adjustment	--	--	--	(201)	--	(201)
Net income	--	--	11,564	--	--	11,564
Balances at December 31, 2011	$ 8	$ 31,080	$ 46,995	$ 907	$ (23,436)	$ 55,554
Purchase of 108,031 shares of treasury stock	--	--	--	--	(5,168)	(5,168)
Issuance of 262,101 common shares for the exercise of stock options	--	5,968	--	--	--	5,968
Tax benefit from the exercise of options and vested restricted stock	--	2,078	--	--	--	2,078
Issuance of restricted common shares, net of forfeitures (3,358)	--	--	--	--	--	--
Non-cash stock compensation expense	--	388	--	--	--	388
Dividends declared of $2.54 per common share	--	--	(17,363)	--	--	(17,363)
Other comprehensive income (loss), foreign currency translation adjustment	--	--	--	217	--	217
Net income	--	--	15,068	--	--	15,068
Balances at December 31, 2012	$ 8	$ 39,514	$ 44,700	$ 1,124	$ (28,604)	$ 56,742

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 15,068	$ 11,564	$ 8,499
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,699	5,065	4,704
Deferred income taxes	(421)	1,297	614
(Gain) Loss on sale of property and equipment	4	(1)	1
Tax benefit from exercise of stock options	601	66	33
Non-cash stock compensation expense	388	763	779
Change in assets and liabilities, net of effect of acquisitions:			
Trade accounts receivable	(879)	(2,064)	(2,489)
Unbilled revenue	(11)	194	91
Prepaid expenses	(357)	253	1425
Other current assets	(106)	(121)	429
Accounts payable	(516)	52	(1,391)
Accrued expenses, wages, bonus and profit sharing	1,602	1,176	113
Income taxes payable and recoverable	(303)	1,420	(442)
Deferred revenue	(637)	(1,183)	2,237
Net cash provided by operating activities	19,132	18,481	14,603
Cash flows from investing activities:			
Purchases of property and equipment	(2,348)	(2,812)	(1,539)
Acquisitions, net of cash acquired and earn-out on acquisitions	--	(4,115)	(15,441)
Net cash used in investing activities	(2,348)	(6,927)	(16,980)
Cash flows from financing activities:			
Proceeds from notes payable	--	4,545	11,300
Payments on notes payable	(2,050)	(6,218)	(2,799)
Payments on capital lease obligations	(108)	(130)	(43)
Proceeds from exercise of stock options	1,283	568	274
Excess tax benefit from share-based compensation	2,078	407	46
Purchase of treasury stock	--	--	(399)
Repurchase of shares for payroll tax withholdings related to share-based compensation	(527)	(146)	(64)
Payment of dividends on common stock	(17,363)	(5,912)	(5,061)
Net cash (used in) provided by financing activities	(16,687)	(6,886)	3,254
Effect of exchange rate changes on cash	107	(105)	130
Net increase in cash and cash equivalents	204	4,563	1,007
Cash and cash equivalents at beginning of period	8,082	3,519	2,512
Cash and cash equivalents at end of period	$ 8,286	$ 8,082	$ 3,519
Supplemental disclosure of cash paid for:			
Interest expense, net of capitalized amounts	$ 554	$ 542	$ 497
Income taxes	$ 5,108	$ 3,383	$ 4,549

Supplemental disclosures of non-cash investing and financing activities:

Capital lease obligations for property and equipment originating during the years ended December 31, 2012, 2011 and 2010 was $9,000, $115,000 and $389,000, respectively.

In connection with the Company's equity incentive plans, certain optionees tendered to the Company previously owned shares to pay for the option strike price. The total non-cash stock options exercised was $4.6 million, $445,000 and $-0- for the years ended December 31, 2012, 2011, and 2010, respectively.

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

National Research Corporation ("NRC" or the "Company") is a leading provider of analytics and insights that facilitate revenue growth, patient, employee and customer retention and patient engagement for healthcare providers, payers and other healthcare organizations. The Company's ten largest clients accounted for 22%, 20%, and 19% of the Company's total revenue in 2012, 2011, and 2010, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies

The Company's Canadian subsidiary uses as its functional currency the local currency of the country in which it operates. It translates its assets and liabilities into U.S. dollars at the exchange rate in effect at the balance sheet date. It translates its revenue and expenses at the average exchange rate during the period. The Company includes translation gains and losses in accumulated other comprehensive income (loss), a component of shareholders' equity. Gains and losses related to transactions denominated in a currency other than the functional currency of the countries in which the Company operates and short-term intercompany accounts are included in other income (expense) in the consolidated statements of income. Since the undistributed earnings of the Company's foreign subsidiaries are considered to be indefinitely reinvested, the components of accumulated other comprehensive income (loss) have not been tax effected.

Revenue Recognition

The Company derives a majority of its operating revenue from its annually renewable services, which include performance measurement and improvement services, healthcare analytics and governance education services. The Company provides these services to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. The Company also derives some revenue from its custom and other research projects.

Services are provided under subscription-based service agreements. The Company recognizes subscription-based service revenue over the period of time the service is provided. Generally, the subscription periods are for twelve months and revenue is recognized equally over the subscription period.

Certain contracts are fixed-fee arrangements with a portion of the project fee billed in advance and the remainder billed periodically over the duration of the project. Revenue and direct expenses for services provided under these contracts are recognized under the proportional performance method. Under the proportional performance method, the Company recognizes revenue based on output measures or key milestones such as survey set-up, survey mailings, survey returns and reporting. The Company measures its progress based on the level of completion of these output measures and recognizes revenue accordingly. Management judgments and estimates must be made and used in connection with revenue recognized using the proportional performance method. If management made different judgments and estimates, then the amount and timing of revenue for any period could differ materially from the reported revenue.

The Company also derives revenue from hosting arrangements where our propriety software is offered as a service to our customers through our data processing facilities. The Company's revenue also includes software-related revenue for software license revenue, installation services, post-contract support (maintenance) and training. Software-related revenue is recognized in accordance with the provisions of Accounting Standards Codification ("ASC") 985-605, *Software-Revenue Recognition.*

Hosting arrangements to provide customers with access to the Company's propriety software are marketed under long-term arrangements generally over periods of one to three years. Under these arrangements, the customer is not provided the contractual right to take possession of the licensed software at any time during the hosting period without significant penalty, and the customer is not provided the right to run the software on their own hardware or contract with another party unrelated to us to host the software. Upfront fees for setup services are typically billed for our hosting arrangements, however, these arrangements do not qualify for separation from the ongoing hosting services due to the absence of standalone value for the set-up services. Therefore, we account for these arrangements as service contracts and recognize revenue ratably over the hosting service period when all other conditions to revenue are met. Other conditions that must be met before the commencement of revenue recognition include achieving evidence of an arrangement, determining that the collection of the revenue is probable, and determining that fees are fixed and determinable.

The Company's software arrangements typically involve the sale of a time-based license bundled with installation services, post-contract support ("PCS") and training. License terms range from one year to three years, and require an annual fee for bundled elements of the arrangement. PCS is also contractually provided for a period that is co-terminus with the term of the time-based license. The Company's installation services are not considered to be essential to the functionality of the software license. The Company does not achieve vendor-specific objective evidence ("VSOE") of the fair value of the undelivered elements of its software arrangements (primarily PCS) and, therefore, these arrangements are accounted for as a single unit of accounting with revenue recognized ratably over the minimum bundled PCS period.

The Company's revenue arrangements (not involving software elements) may include multiple elements. In assessing the separation of revenue for elements of such arrangements, we first determine whether each delivered element has standalone value based on whether we, or other vendors, sell the services separately. We also consider whether there is sufficient evidence of the fair value of the elements in allocating the fees in the arrangement to each element. Revenue allocated to an element is limited to revenue that is not subject to refund or otherwise represent contingent revenue.

On January 1, 2011, the Company prospectively adopted Accounting Standard Update ("ASU") 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (ASU 2009-13).* For arrangements entered into or materially modified beginning January 1, 2011, we allocated revenue to arrangements with multiple elements based on relative selling price using a selling price hierarchy. The selling price for a deliverable is based on its VSOE if it exists, otherwise third-party evidence of selling price. If neither exists for a deliverable, the best estimate of the selling price is used for that deliverable based on list price, representing a component of management's market strategy, and an analysis of historical prices for bundled and standalone arrangements.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on specific account analysis and on the Company's historical write-off experience. The Company reviews the allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability and provisions are made for accounts not specifically reviewed. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property and Equipment

Property and equipment is stated at cost. Major expenditures to purchase property or to substantially increase useful lives of property are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

For costs of software developed for internal use, the Company expenses computer software costs as incurred in the preliminary project stage, which involves the conceptual formulation, evaluation and selection of technology alternatives. Costs incurred related to the design, coding, installation and testing of software during the application project stage are capitalized. Costs for training and application maintenance are expensed as incurred. The Company has capitalized approximately $636,000, $840,000 and $900,000, of internal and external costs incurred for the development of internal-use software for the years ended December 31, 2012, 2011, and 2010, respectively, with such costs classified as property and equipment.

The Company provides for depreciation and amortization of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives. The Company uses the straight-line method of depreciation and amortization over estimated useful lives of three to ten years for furniture and equipment, three to five years for computer equipment, three to five years for capitalized software, and seven to forty years for the Company's office building and related improvements.

Leases are categorized as operating or capital at the inception of the lease. Assets under capital lease obligations are reported at the lower of fair value or the present value of the aggregate future minimum lease payments at the beginning of the lease term. The Company depreciates capital lease assets without transfer-of-ownership or bargain-purchase-options using the straight-line method over the lease terms, excluding any lease renewals, unless the lease renewals are reasonably assured. Capital lease assets with transfer-of-ownership or bargain-purchase-options are depreciated using the straight-line method over the assets' estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairments were recorded during the years ended December 31, 2012, 2011, or 2010.

Among others, management believes the following circumstances are important indicators of potential impairment of such assets and as a result may trigger an impairment review:

- Significant underperformance in comparison to historical or projected operating results;
- Significant changes in the manner or use of acquired assets or the Company's overall strategy;
- Significant negative trends in the Company's industry or the overall economy;
- A significant decline in the market price for the Company's common stock for a sustained period; and
- The Company's market capitalization falling below the book value of the Company's net assets.

Goodwill and Intangible Assets

Intangible assets include customer relationships, trade names, non-compete agreements and goodwill. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company reviews intangible assets with indefinite lives for impairment annually as of October 1 and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

When performing the impairment assessment, the Company will first assess qualitative factors to determine whether it is necessary to recalculate the fair value of the intangible assets with indefinite lives. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the indefinite-lived intangibles is less than their carrying amount, the Company calculates the fair value using a market approach. If the carrying value of intangible assets with indefinite lives exceeds their fair value, then the intangible assets are written-down to their fair values. The Company did not recognize any impairments related to long-lived assets during 2012, 2011, or 2010.

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. All of the Company's goodwill is allocated to its reporting units, which are the same as its operating segments. Goodwill is reviewed for impairment at least annually, as of October 1, and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable.

The Company reviews for goodwill impairment by first assessing qualitative factors to determine whether any impairment may exist. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative two-step test is required; otherwise, no further testing is required. Under the first step of the quantitative test, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the fair value of that goodwill. The fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the fair value of the reporting unit goodwill.

In instances when a step two is required, the fair value of the reporting unit is determined using an income approach and comparable market multiples. Under the income approach, there are a number of inputs used to calculate the fair value using a discounted cash flow model, including operating results, business plans, projected cash flows and a discount rate. Discount rates, growth rates and cash flow projections are the most sensitive and susceptible to change as they require significant management judgment. Discount rates are determined by using a weighted average cost of capital, which considers market and industry data. Operational management develops growth rates and cash flow projections for each reporting unit considering industry and Company-specific historical and projected information. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant weighted average cost of capital and low long-term growth rates. Under the market approach, the Company considers its market capitalization, comparisons to other public companies' data, and recent transactions of similar businesses within the Company's industry.

No impairments were recorded during the years ended December 31, 2012, 2011 or 2010. The most recent quantitative analysis was performed as of October 1, 2011. That analysis indicated that the fair value of our reporting units, including goodwill, was significantly in excess of their carrying values. The Company performed a qualitative analysis as of October 1, 2012 which did not indicate that it was more likely than not that the carrying values of the reporting units exceeded fair value.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company uses the deferral method of accounting for its investment tax credits related to state tax incentives. During the years ended December 31, 2012, 2011 and 2010, the Company recorded income tax benefits relating to these tax credits of $289,000, $229,000, and $251,000, respectively.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company had an unrecognized tax benefit at December 31, 2012, and 2011, of $224,000 and $266,000, respectively, excluding interest of $11,000 and $43,000, respectively, and no penalties. Of this amount, $224,000 and $266,000 at December 31, 2012 and 2011, respectively, represents the net unrecognized tax benefits that, if recognized, would favorably impact the effective income tax rate. The Company accrues interest and penalties related to uncertain tax position in the statements of income as income tax expense. The Company is not subject to tax examinations for years prior to 2009 in the U.S. and 2008 in Canada.

Share-Based Compensation

The Company measures and recognizes compensation expense for all share-based payments. The compensation expense is recognized based on the grant-date fair value of those awards. All of the Company's existing stock option awards and non-vested stock awards have been determined to be equity-classified awards.

Amounts recognized in the financial statements with respect to these plans:

	2012	2011	2010
		(In thousands)	
Amounts charged against income, before income tax benefit	$ 388	$ 763	$ 779
Amount of related income tax benefit	153	302	309
Total net income impact	$ 235	$ 461	$ 470

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents were $7.5 million and $7.9 million as of December 31, 2012, and 2011, respectively, consisting primarily of money market accounts and funds invested in commercial paper. At certain times, cash equivalent balances may exceed federally insured limits.

Fair Value Measurements

The Company's valuation techniques are based on maximizing observable inputs and minimizing the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company's market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs—quoted prices in active markets for identical assets and liabilities; (2) Level 2 Inputs—observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar or identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; (3) Level 3 Inputs—unobservable inputs.

The following details the Company's financial assets and liabilities within the fair value hierarchy at December 31, 2012 and 2011:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
As of December 31, 2012				
Money Market Funds	$ 5,245	$ --	$ --	$ 5,245
Commercial Paper	$ 2,242	$ --	$ --	$ 2,242
Total	$ 7,487	$ --	$ --	$ 7,487
As of December 31, 2011				
Money Market Funds	$ 3,243	$ --	$ --	$ 3,243
Commercial Paper	$ 4,659	$ --	$ --	$ 4,659
Total	$ 7,902	$ --	$ --	$ 7,902

The Company's long-term debt is recorded at historical cost. The fair value of long-term debt is classified in Level 2 of the fair value hierarchy and was estimated based primarily on estimated current rates available for debt of the same remaining duration and adjusted for nonperformance and credit. The following are the carrying amount and estimated fair values of long-term debt:

	December 31, 2012	December 31, 2011
	(In thousands)	
Total carrying amount of long-term debt	$ 12,436	$ 14,486
Estimated fair value of long-term debt	$ 12,490	$ 14,498

The Company believes that the carrying amounts of accounts receivable, accounts payable, and accrued expenses approximate their fair value. All non-financial assets that are not recognized or disclosed at fair value in the financial statements on a recurring basis, which includes goodwill and non-financial long-lived assets, are measured at fair value in certain circumstances (for example, when there is evidence of impairment). As of December 31, 2012 and 2011, there was no impairment related to property and equipment, goodwill and other intangible assets.

Contingencies

From time to time, the Company is involved in certain claims and litigation arising in the normal course of business. Management assesses the probability of loss for such contingencies and recognizes a liability when a loss is probable and estimable. At December 31, 2012, the Company was not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material effect on the Company.

Earnings Per Share

Net income per share has been calculated and presented for "basic" and "diluted" per share data. Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted income per share is computed by dividing net income by the weighted average number of common shares adjusted for the dilutive effects of options and restricted stock. At December 31, 2012, 2011, and 2010, the Company had 30,820, 119,569 and 384,652 options, respectively, which have been excluded from the diluted net income per share computation because the exercise price exceeds the fair market value.

The weighted average shares outstanding were calculated as follows:

	2012	2011	2010
		(In thousands)	
Common stock	6,775	6,672	6,637
Dilutive effect of options	164	158	87
Dilutive effect of restricted stock	12	12	12
Weighted average shares used for dilutive per share information	6,951	6,842	6,736

There are no reconciling items between the Company's reported net income and net income used in the computation of basic and diluted income per share.

Segment Information

The Company has eight operating segments that are aggregated into one reporting segment because they have similar economic characteristics and meet the other aggregation criteria from the Financial Accounting Standards Board ("FASB") guidance on segment disclosure. The eight operating segments are as follows: NRC Picker U.S. and NRC Picker Canada, which each offer renewable performance tracking and improvement services, custom research, subscription-based educational services and a renewable syndicated service; Ticker, which offers stand-alone market information as well as a comparative performance database to allow the Company's clients to assess their performance relative to the industry, to access best practice examples, and to utilize competitive information for marketing purposes; Payer Solutions, which offers functional disease-specific and health status measurement tools; The Governance Institute ("TGI"), which offers subscription-based governance information and educational conferences designed to improve the effectiveness of hospital and healthcare systems by continually strengthening their healthcare boards, medical leadership and management performance in the United States; My InnerView ("MIV"), which provides quality and performance improvement solutions to the senior care industry; Outcome Concept Systems, Inc. ("OCS"), a provider of clinical, financial and operational benchmarks and analytics to home care and hospice providers; and Illuminate, a patient outreach and discharge program designed to facilitate service and clinical recovery within the critical hours after a patient is discharged from a healthcare setting within the acute care, skilled nursing, physician and home health environments.

Adoption of New Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income*, which amends ASC 220, *Comprehensive Income*, by requiring all non-owner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance was effective retrospectively for fiscal years and interim periods within those years beginning after December 15, 2011. In December 2011, the FASB issued ASU No. 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*, which defers certain portions of ASU No. 2011-05 indefinitely and will be further deliberated by the FASB at a future date. The Company adopted the requirements of ASU 2011-05 and ASU 2011-12 by presenting a Consolidated Statement of Comprehensive Income immediately following the Consolidated Statement of Income. There was no other impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles — Goodwill and Other*. ASU No. 2011-08 allows entities to first assess qualitatively whether it is necessary to perform the two-step goodwill impairment test. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative two-step goodwill impairment test is required. An entity has the unconditional option to bypass the qualitative assessment and proceed directly to performing the quantitative goodwill impairment test. The Company adopted the requirements of ASU 2011-08 and performed the qualitative assessment when performing the annual goodwill assessment in the fourth quarter of 2012. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment*. Similar to the guidance in ASU 2011-08 for goodwill, ASU No. 2012-02 allows entities to first perform a qualitative assessment of its indefinite-lived intangible assets. The Company is not required to perform further analysis, unless, based on the qualitative assessment, the Company concludes that it is more likely than not that the indefinite-lived intangible assets are impaired. The Company has the option to bypass the qualitative assessment and perform the quantitative assessment. The Company adopted the requirements of ASU No. 2012-02 and performed the qualitative assessment when performing its annual assessment of indefinite-lived intangible assets in the fourth quarter of 2012. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.

(2) Acquisitions

On August 3, 2010, the Company acquired all of the issued and outstanding shares of stock and stock rights of OCS, a provider of clinical, financial and operational benchmarks and analytics to home care and hospice providers. The acquisition provides the Company with an entry in the home health and hospice markets through OCS's customer relationships with home healthcare and hospice providers and expands the Company's service offerings across the continuum of care. Goodwill related to the acquisition of OCS primarily relates to intangible assets that do not qualify for separate recognition including the depth and knowledge of management. Cash consideration paid at closing was $15.3 million, net of $1.0 million cash received. The following table summarizes the purchase allocation of fair value of the assets acquired and liabilities assumed at the acquisition date.

Amount of Identified Assets Acquired and Liabilities Assumed

(In thousands)

	Weighted-Average Life	
Current Assets		$ 3,615
Property and equipment		1,632
Customer relationships	10 years	2,330
Trade name	5 years	330
Non-compete Agreements	3 years	430
Goodwill		13,502
Total acquired assets		21,839
Current liabilities		6,310
Long-term liabilities		260
Total liabilities assumed		6,570
Net assets acquired		$ 15,269

The identifiable intangible assets are being amortized over their estimated useful lives and have a total weighted average amortization period of 8.5 years. The excess of purchase price over the fair value of net assets acquired was recorded as goodwill. The goodwill and identifiable intangible assets are non-deductible for tax purposes. No residual value was estimated for intangible assets.

The consolidated financial statements as of December 31, 2012, 2011 and 2010, and for the years then ended, include amounts acquired from, as well as the results of operations of, OCS from August 3, 2010, forward. Results of operations for the year ended December 31, 2010, include revenue of $3.0 million and operating income of $221,000 attributable to OCS since its acquisition. Acquisition-related costs included in selling, general and administrative expenses for the year ended December 31, 2010, approximated $312,000. The following unaudited pro forma information for the Company has been prepared as if the acquisition of OCS had occurred on January 1, 2009. The information is based on the historical results of the separate companies and may not necessarily be indicative of the results that could have been achieved or of results that may occur in the future. The pro forma adjustments include the impact of depreciation and amortization of property and equipment and intangible assets acquired, interest expense on the acquisition debt and income tax benefits for tax effects of the foregoing adjustments to depreciation, amortization and interest expense.

	December 31, 2010 (in thousands)
Revenue	$ 67,341
Net income	$ 7,664
Net income per share – basic	$ 1.15
Net income per share – diluted	$ 1.14

(3) Property and Equipment

At December 31, 2012, and 2011, property and equipment consisted of the following:

	2012	2011
	(In thousands)	
Furniture and equipment	$ 3,797	$ 3,667
Computer equipment and software	17,647	15,866
Building	9,322	9,271
Land	425	425
	31,191	29,229
Less accumulated depreciation and amortization	18,698	15,616
Net property and equipment	$ 12,493	$ 13,613

Depreciation and amortization expense related to property and equipment, including assets under capital lease, for the years ended December 31, 2012, 2011, and 2010 was $3.4 million, $3.5 million, and $3.4 million, respectively.

Property and equipment included the following amounts under capital lease:

	2012	2011
	(In thousands)	
Furniture and equipment	$ 514	$ 527
Computer equipment and software	47	47
	561	574
Less accumulated amortization	196	117
Net assets under capital lease	$ 365	$ 457

(4) Goodwill and Intangible Assets

Goodwill and intangible assets consisted of the following at December 31, 2012:

	Useful Life (In years)	Gross	Accumulated Amortization (In thousands)	Net
Goodwill		$ 57,799		$ 57,799
Non-amortizing intangible assets:				
Indefinite trade name		1,191		1,191
Amortizing intangible assets:				
Customer related	5 - 15	10,521	6,709	3,812
Non-competes	3	430	346	84
Trade names	5 - 10	1,902	1,195	707
Total amortizing intangibles		12,853	8,250	4,603
Total intangible assets other than goodwill		$ 14,044	$ 8,250	$ 5,794

Goodwill and intangible assets consisted of the following at December 31, 2011:

	Useful Life (In years)	Gross	Accumulated Amortization (In thousands)	Net
Goodwill		$ 57,730		$ 57,730
Non-amortizing intangible assets:				
Indefinite trade name		1,191		1,191
Amortizing intangible assets:				
Customer related	5 - 15	10,513	5,789	4,724
Non-competes	3	430	203	227
Trade names	5 - 10	1,902	971	931
Total amortizing intangibles		12,845	6,963	5,882
Total intangible assets other than goodwill		$ 14,036	$ 6,963	$ 7,073

The following represents a summary of changes in the Company's carrying amount of goodwill for the years ended December 31, 2012, and 2011 (in thousands):

Balance as of December 31, 2010	$ 55,133
MIV contingent consideration earned	2,550
OCS correcting entries	106
Foreign currency translation	(59)
Balance as of December 31, 2011	$ 57,730
Foreign currency translation	69
Balance as of December 31, 2012	$ 57,799

Correcting entries related to the OCS acquisition were made in 2011 for adjustments needed in the purchase price allocation. Those entries decreased accrued expenses by $49,000, increased the valuation allowance for deferred tax asset by $155,000, and increased goodwill by $106,000. The effects of these errors were not material to any previously reported periods.

The agreement under which the Company acquired MIV in 2008 provided for contingent earn-out payments over three years based on growth in revenue and earnings. The 2010 and 2009 earn-out payments paid in February 2011 and 2010 were $1.6 million and $172,000, respectively, net of closing valuation adjustments, and were recorded as additions to goodwill. In April 2011, the Company reached an agreement which limited the final earn-out payment associated with the MIV acquisition at approximately $2.6 million. Of this amount, $2.4 million was paid during April 2011 and a final payment of $117,000 was paid in September 2011, which were recorded as additions to goodwill.

Aggregate amortization expense for customer related intangibles, trade names and non-competes for the years ended December 31, 2012, 2011 and 2010 was $1.3 million, $1.6 million, and $1.3 million, respectively. Estimated amortization expense for the next five years is: 2013—$954,000; 2014—$842,000; 2015—$789,000; 2016—$597,000; 2017—$531,000: thereafter $890,000.

(5) Income Taxes

For the years ended December 31, 2012, 2011, and 2010, income before income taxes consists of the following:

	2012	2011	2010
U.S. Operations	$19,836	$16,017	$11,353
Foreign Operations	2,371	2,143	1,962
	$22,207	$18,160	$13,315

Income tax expense consisted of the following components:

	2012	2011	2010
Federal:			
Current	$ 5,488	$ 4,018	$ 3,450
Deferred	1,140	1,170	458
Total	$ 6,628	$ 5,188	$ 3,908
Foreign:			
Current	$ 684	$ 606	$ 477
Deferred	(6)	(1)	28
Total	$ 678	$ 605	$ 505
State:			
Current	$ 787	$ 609	$ 275
Deferred	(954)	194	128
Total	$ (167)	$ 803	$ 403
Total	$ 7,139	$ 6,596	$ 4,816

The difference between the Company's income tax expense as reported in the accompanying consolidated financial statements and the income tax expense that would be calculated applying the U.S. federal income tax rate of 35% for 2012 and 2011 and 34% for 2010 on pretax income was as follows:

	2012	2011	2010
Expected federal income taxes	$7,772	$6,356	$4,527
Foreign tax rate differential	(203)	(145)	(59)
U.S. tax graduated rates	11	(99)	--
State income taxes, net of federal benefit and state tax credits	552	522	257
Federal tax credits	(282)	(132)	(110)
Uncertain tax positions	(73)	9	72
Deferred tax adjustment due to change in state tax law	(661)	--	138
Other	23	85	(9)
Total	$7,139	$6,596	$4,816

Deferred tax assets and liabilities at December 31, 2012 and 2011, were comprised of the following:

	2012	2011
Deferred tax assets:		
Allowance for doubtful accounts	$ 86	$ 108
Accrued expenses	356	345
Share based compensation	859	1,449
Capital loss carryforward	1,132	1,268
Net operating loss	170	719
Tax credit carryforward	319	--
Gross deferred tax assets	2,922	3,889
Less Valuation Allowance	(1,138)	(1,352)
Deferred tax assets	1,784	2,537
Deferred tax liabilities:		
Prepaid expenses	324	142
Property and equipment	1,790	2,505
Intangible assets	6,415	6,506
Other	235	184
Deferred tax liabilities	8,764	9,337
Net deferred tax liabilities	($6,980)	($6,800)

At December 31, 2012 and 2011, net deferred tax assets of $547,000 and $789,000 respectively, were included in current deferred income taxes. At December 31, 2012 and 2011, net deferred tax liabilities of $7.5 million and $7.6 million, respectively, were included in long term deferred income taxes.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers projected future taxable income, carry-back opportunities, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, the Company believes it is more likely than not that it will realize the benefits of these deductible differences, net of the valuation allowance recorded. The net impact on income tax expense related to changes in the valuation allowance for 2012, 2011, and 2010, were $214,000, $0 and $2,000, respectively.

The Company has domestic capital loss carryforwards of $3.1 million at December 31, 2012. An additional $76,000 of carryforwards expired in 2012. The total $3.1 million of the capital loss carryforwards relate to the pre-acquisition periods of acquired companies and are due to expire in 2014. The Company has provided a $1.1 million valuation allowance against the tax benefit associated with the capital loss carryforwards.

The undistributed foreign earnings of the Company's foreign subsidiary of approximately $8.8 million are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been provided for such undistributed earnings. The Company estimated at December 31, 2012, that an additional tax liability of $732,000 would become due if repatriation of undistributed earnings would occur.

The unrecognized tax benefit at December 31, 2012, was $224,000, excluding interest of $11,000 and no penalties. The full unrecognized tax benefits, if recognized, would favorably impact the effective income tax rate. The Company believes it is reasonably possible that the total amount of unrecognized tax benefits could continue to decrease during the next 12 months due to the expiration of the U.S. federal statute of limitations associated with certain other tax positions. The Company accrues interest and penalties related to uncertain tax position in the statements of income as income tax expense.

The change in the unrecognized tax benefits for 2012 and 2011 is as follows:

	(In thousands)
Balance of unrecognized tax benefits at December 31, 2010	$ 269
Reductions due to lapse of applicable statue of limitations	(38)
Additions based on tax positions of prior years	3
Additions based on tax positions related to the current year	32
Balance of unrecognized tax benefits at December 31, 2011	$ 266
Reductions due to lapse of applicable statue of limitations	(117)
Additions based on tax positions of prior years	84
Reductions based on tax positions of prior years	(9)
Additions based on tax positions related to the current year	--
Balance of unrecognized tax benefits at December 31, 2012	$ 224

The Company files a U.S. federal income tax return, various state jurisdictions and a Canada federal and provincial income tax return. The 2009 to 2012 U.S. federal and state returns remain open to examination. The 2008 to 2012 Canada federal and provincial income tax returns remain open to examination.

(6) Notes Payable

Notes payable consisted of the following:

	2012	2011
	(In thousands)	
Revolving credit note with U.S. Bank, subject to borrowing base, matures June 30, 2013, maximum available $6.5 million	$ --	$ --
Note payable to U.S. Bank refinanced as of July 2010 for $6.9 million, interest at a 3.79% fixed rate, 35 monthly principal and interest payments of $80,104, final balloon payment of interest and principal due July 31, 2013	5,143	5,951
Note payable to U.S. Bank for $10 million, interest at a fixed rate of 3.79%, 35 monthly principal and interest payments of $121,190, final balloon payment of interest and principal due July 31, 2013	7,293	8,535
Total notes payable	12,436	14,486
Less current portion	12,436	1,861
Note payable, net of current portion	$ --	$ 12,625

On December 19, 2008, the Company borrowed $9.0 million under a term note to partially finance the acquisition of MIV. In July 2010, the Company refinanced the existing term loan with a $6.9 million fixed rate term loan. The new term loan is payable in 35 monthly installments of $80,104 with a balloon payment of $4.8 million for the remaining principal balance and interest due on July 31, 2013. Borrowings under the term note bear interest at an annual rate of 3.79%.

On July 31, 2010, the Company borrowed $10.0 million under a fixed rate term note to partially finance the acquisition of OCS. The term loan is payable in 35 monthly installments of $121,190 with a balloon payment of $6.7 million for the remaining principal balance and interest due on July 31, 2013. Borrowings under the term note bear interest at an annual rate of 3.79%.

The Company expects to refinance the term notes prior to July 31, 2013. If, however, the notes cannot be extended, the Company believes it has adequate cash flows from operations to meet its debt and capital needs.

The Company entered into a revolving credit note in 2006. The maximum aggregate amount available under the revolving credit note was originally $3.5 million, but an addendum to the note in March 2008 changed the amount to $6.5 million. The revolving credit note was renewed in June 2012 to extend the term to June 30, 2013. The Company may borrow, repay and re-borrow amounts under the revolving credit note from time to time until its maturity on June 30, 2013.

The term notes and revolving credit note are secured by certain of the Company's assets, including the Company's land, building, accounts receivable and intangible assets. The term notes and the revolving credit note contain various restrictions and covenants applicable to the Company, including requirements that the Company maintain certain financial ratios at prescribed levels and restrictions on the ability of the Company to consolidate or merge, create liens, incur additional indebtedness or dispose of assets. As of December 31, 2012, the Company was in compliance with these restrictions and covenants.

The maximum aggregate amount available under the revolving credit note of $6.5 million is subject to a borrowing base equal to 75.0% of the Company's eligible accounts receivable. Borrowings under the renewed revolving credit note bear interest at a variable annual rate, with three rate options at the discretion of management as follows: (1) 2.5% plus the daily reset one-month LIBOR rate or (2) 2.2% plus the one-, two-, three-, six- or twelve-month LIBOR rate, or (3) the bank's Money Market Loan Rate. The rate at December 31, 2012 was 2.71%. As of December 31, 2012, the revolving credit note did not have a balance. According to borrowing base requirements, the Company had the capacity to borrow $6.5 million as of December 31, 2012.

The aggregate maturities of the notes payable of $12.4 million are due in 2013.

(7) Share-Based Compensation

The Company measures and recognizes compensation expense for all share-based payments based on the grant-date fair value of those awards. All of the Company's existing stock option awards and non-vested stock awards have been determined to be equity-classified awards.

In August 2001, the Board of Directors adopted, and on May 1, 2002, the Company's shareholders approved, the National Research Corporation 2001 Equity Incentive Plan ("2001 Equity Incentive Plan"). The 2001 Equity Incentive Plan provides for the granting of stock options, stock appreciation rights, restricted stock, performance shares and other share-based awards and benefits up to an aggregate of 600,000 shares of the Company's common stock. Options granted may be either nonqualified or incentive stock options. Options vest over one to five years following the date of grant and option terms are generally five to ten years following the date of grant. At December 31, 2012, there were 38,897 shares available for issuance pursuant to future grants under the 2001 Equity Incentive Plan. The Company has accounted for grants of 561,103 options and restricted stock under the 2001 Equity Incentive Plan using the date of grant as the measurement date for financial accounting purposes.

The National Research Corporation 2004 Non-Employee Director Stock Plan (the "2004 Director Plan") is a nonqualified plan that provides for the granting of options with respect to 550,000 shares of the Company's common stock. The 2004 Director Plan provides for grants of nonqualified options to each director of the Company who is not employed by the Company. On the date of each annual meeting of shareholders of the Company, options to purchase 12,000 shares of the Company's common stock are granted to directors that are re-elected or retained as a director at such meeting. Options vest one year following the date of grant and option terms are generally ten years following the date of grant, or three years in the case of termination of the outside director's service. At December 31, 2012, there were 133,000 shares available for issuance pursuant to future grants under the 2004 Director Plan. The Company has accounted for grants of 417,000 options under the 2004 Director Plan using the date of grant as the measurement date for financial accounting purposes.

In February 2006, the Board of Directors adopted, and on May 4, 2006, the Company's shareholders approved the National Research Corporation 2006 Equity Incentive Plan (the "2006 Equity Incentive Plan"). The 2006 Equity Incentive Plan provides for the granting of options, stock appreciation rights, restricted stock, performance shares and other share-based awards and benefits up to an aggregate of 600,000 shares of the Company's common stock. Options granted may be either incentive stock options or nonqualified stock options. Vesting terms vary with each grant and option terms are generally five to ten years. Options vest over one to five years following the date of grant and options terms are generally five to ten years following the date of grant. At December 31, 2012, there were 373,933 shares available for issuance pursuant to future grants under the 2006 Equity Incentive Plan. The Company has accounted for grants of 226,067 options and restricted stock under the 2006 Equity Incentive Plan using the date of grant as the measurement date for financial accounting purposes.

The Company granted options to purchase 79,630, 166,008 and 273,812 shares of the Company's common stock during the years ended December 31, 2012, 2011, and 2010, respectively. Options to purchase shares of common stock are typically granted with exercise prices equal to the fair value of the common stock on the date of grant. The Company does, in certain limited situations, grant options with exercise prices that exceed the fair value of the common shares on the date of grant. The fair value of stock options granted was estimated using a Black-Scholes valuation model with the following assumptions:

	2012	2011	2010
Expected dividend yield at date of grant	2.63 to 3.98%	2.00 to 2.55%	2.86 to 3.09%
Expected stock price volatility	29.10 to 31.70%	28.70 to 32.00%	28.40 to 31.20%
Risk-free interest rate	0.56 to 1.15%	1.70 to 2.14%	1.55 to 2.56%
Expected life of options (in years)	4 to 6	4 to 6	4 to 6

The risk-free interest rate assumptions were based on the U.S. Treasury yield curve in effect at the time of the grant. The expected volatility was based on historical monthly price changes of the Company's stock based on the expected life of the options at the date of grant. The expected life of options is the average number of years the Company estimates that options will be outstanding. The Company considers groups of associates that have similar historical exercise behavior separately for valuation purposes.

The following table summarizes stock option activity under the Company's 2001 and 2006 Equity Incentive Plans and the 2004 Director Plan for the year ended December 31, 2012:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at beginning of period	769,401	$25.73		
Granted	79,630	$45.28		
Exercised	(262,101)	$22.77		
Forfeited	(131,012)	$27.47		
Outstanding at end of period	455,918	$30.34	6.38	$10,877
Exercisable at end of period	208,423	$24.19	4.74	$ 6,254

The weighted average grant date fair value of stock options granted during the years ended December 31, 2012, 2011, and 2010, was $8.49, $7.43 and $4.48, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2012, 2011, and 2010, was $6.6 million, $1.0 million and $192,000, respectively. The total intrinsic value of stock options vested during the years ended December 31, 2012, 2011, and 2010 was $2.6 million, $1.6 million, and $1.0 million, respectively. As of December 31, 2012, the total unrecognized compensation cost related to non-vested stock option awards was approximately $787,000, which was expected to be recognized over a weighted average period of 2.60 years.

Cash received from stock options exercised for the years ended December 31, 2012, 2011, and 2010 was $1.3 million, $568,000, and $274,000, respectively. The actual tax benefit realized for the tax deduction from stock options exercised was $2.0 million, $350,000 and $43,000, for the years ended December 31, 2012, 2011, and 2010, respectively.

During 2012, 2011, and 2010, the Company granted 7,823, 39,501 and 9,238 non-vested shares of common stock under the 2006 Equity Incentive Plan. As of December 31, 2012, the Company had 20,203 non-vested shares of common stock outstanding under the Plan. These shares vest over one to five years following the date of grant and holders thereof are entitled to receive dividends from the date of grant, whether or not vested. The fair value of the awards is calculated as the fair market value of the shares on the date of grant. The Company recognized $74,000, $143,000 and $108,000 of non-cash compensation for the years ended December 31, 2012, 2011, and 2010, respectively, related to this non-vested stock.

The following table summarizes information regarding non-vested stock granted to associates under the 2001 and 2006 Equity Incentive Plans for the year ended December 31, 2012:

	Shares Outstanding	Weighted Average Grant Date Fair Value Per Share
Outstanding at beginning of period	30,002	$30.57
Granted	7,823	$38.35
Forfeitures	(11,181)	$32.31
Vested	(6,441)	$24.22
Outstanding at end of period	20,203	$34.65

As of December 31, 2012, the total unrecognized compensation cost related to non-vested stock awards was approximately $480,000 and is expected to be recognized over a weighted average period of 3.50 years.

(8) Restructuring and Severance Costs

The Company records restructuring liabilities that represent charges incurred in connection with consolidations, including operations from acquisitions. These charges consist primarily of severance costs. Severance charges are based on various factors including the employee's length of service, contract provisions, and salary levels. Expense for one-time termination benefits are accrued over each individual's service period. The Company records the expense using its best estimate based upon detailed analysis. Although significant changes are not expected, actual costs may differ from these estimates.

As part of the Company's ongoing plans to improve the efficiency and effectiveness of its operations, the Company announced plans to centralize MIV and OCS functions in Lincoln and Seattle and eliminate certain costs of the Wausau operation (the "2010 Restructuring Plan"). The Company incurred aggregate costs of $143,000 for one-time termination benefits related to 14 associates, which were included in selling, general and administrative expenses in the year ended December 31, 2010. The Company paid $106,000 in 2010 and the remaining $37,000 was paid in 2011.

In 2011, the Company vacated its office in Wausau, Wisconsin, and reached agreements to terminate the operating lease for its Wausau office and other services. As a result, the Company made lump-sum payments totaling $280,000, which were included in selling, general and administrative expenses in 2011.

In connection with the acquisition of OCS, the Company reduced headcount from acquisition date levels. OCS had pre-existing arrangements for severance with its associates at the date of acquisition. Total severance related to 26 OCS associates approximated $347,000, including $333,000 of severance accruals included in the liabilities assumed at acquisition. The Company recorded additional severance costs of $14,000 in 2010. The Company paid $333,000 in 2010 and the remaining $14,000 was paid in 2011.

The following table reconciles the beginning and ending restructuring costs included in accrued wages, bonus and profit-sharing:

	2010 Restructuring Plan One-time Termination Benefits	2010 Restructuring Plan Contract Terminations	OCS One-time Termination Benefits	Total
		(In thousands)		
Balance, Restructuring liability at December 31, 2009	$ --	$ --	$ --	$ --
Severance assumed in OCS acquisition	--	--	333	333
Accrual for severance and employee related costs	143	--	14	157
Payments	(106)	--	(333)	(439)
Balance, Restructuring liability at December 31, 2010	$ 37	$ --	$ 14	$ 51
Accrual for Contract Terminations	--	280	--	280
Payments	(37)	(280)	(14)	(331
Balance, Restructuring liability at December 31, 2011 and 2012	$ --	$ --	$ --	$ --

(9) Leases

The Company leases printing equipment in the United States, and office space in Canada, California and Washington. The Company also leased office space in Wisconsin through February 2011. The Company recorded rent expense in connection with its operating leases of $715,000, $986,000, and $691,000 in 2012, 2011, and 2010, respectively. The Company also has capital leases for production, mailing and computer equipment.

Payments under non-cancelable operating leases and capital leases are:

As of December 31,	Capital Leases	Operating Leases
	(In thousands)	
2013	$ 135	$ 687
2014	135	591
2015	102	584
2016	8	341
2017	--	233
Total minimum lease payments	380	
Less: Amount representing interest	53	
Present value of minimum lease payments	327	
Less: Current maturities	102	
Capital lease obligations, net of current portion	$ 225	

(10) Related Party

A Board member of the Company also serves as an officer of Ameritas Life Insurance Corp. In connection with the Company's regular assessment of its insurance-based associate benefits and the costs associated therewith, in 2007 the Company began purchasing dental insurance for certain of its associates from Ameritas Life Insurance Corp. and, in 2009, the Company also began purchasing vision insurance for certain of its associates from Ameritas Life Insurance Corp. The total value of these purchases was $198,000, $166,000 and $146,000 in 2012, 2011 and 2010 respectively.

The Company leased office space for OCS from EPIC Property Management LLC from August 2010 through June 2011. A former owner of OCS and an associate of the Company during the lease term was a co-owner of EPIC Property Management LLC. The total of the rental and utility payments under the lease for the year ended December 31, 2011, was $103,000 and for the year ended December 31, 2010, was $84,000.

Michael Hays, our Chief Executive Officer, is a director and owner of 14% of the equity interests of Nebraska Global Investment Company LLC. In 2012, the Company purchased certain technology consulting and software development services from Nebraska Global Investment Company LLC. The total value of these purchases was $55,000. The Company did not have any transactions with Nebraska Global Investment Company LLC during 2011 or 2010.

(11) Associate Benefits

The Company sponsors a qualified 401(k) plan covering substantially all associates with no eligibility service requirement. Under the 401(k) plan, the Company matches 25.0% of the first 6.0% of compensation contributed by each associate. Employer contributions, which are discretionary, vest to participants at a rate of 20% per year. The Company contributed $236,000, $182,000 and $168,000 in 2012, 2011 and 2010, respectively, as a matching percentage of associate 401(k) contributions.

(12) Segment Information

The Company has eight operating segments that are aggregated into one reporting segment because they have similar economic characteristics and meet the other aggregation criteria. Included in the table below is certain entity-wide information regarding the Company's revenue and assets by geographic area:

	2012	2011	2010
		(In thousands)	
Revenue:			
United States	$ 79,895	$ 70,074	$ 58,598
Canada	6,526	5,693	4,800
Total	$ 86,421	$ 75,767	$ 63,398
Long-lived assets:			
United States	$ 72,817	$ 75,355	
Canada	3,414	3,184	
Total	$ 76,231	$ 78,539	
Total assets:			
United States	$ 87,670	$ 90,253	
Canada	12,376	10,423	
Total	$100,046	$100,676	

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management evaluated, with the participation of the Company's Chief Executive Officer and the Company's Chief Financial Officer, the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2012.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate.

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, a copy of which is included in this Annual Report on Form 10-K.

There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

The Company has no other information to report pursuant to this item.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
National Research Corporation:

We have audited the internal control over financial reporting of National Research Corporation and subsidiary (the Company) as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National Research Corporation and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated March 1, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Lincoln, Nebraska
March 1, 2013

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item with respect to directors and Section 16 compliance is included under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," respectively, in the Company's definitive Proxy Statement for its 2013 Annual Meeting of Shareholders ("Proxy Statement") and is hereby incorporated herein by reference. Information with respect to the executive officers of the Company appears in Item 1 of this Annual Report on Form 10-K. The information required by this Item with respect to audit committees and audit committee financial experts is included under the caption "Corporate Governance" in the Proxy Statement and is incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics that applies to all of the Company's associates, including the Company's Chief Executive Officer, Chief Financial Officer, Vice President of Finance and other persons performing similar functions. The Company has posted a copy of the Code of Business Conduct and Ethics on its website at www.nationalresearch.com. The Company intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, the Code of Business Conduct and Ethics by posting such information on its website at www.nationalresearch.com. The Company is not including the information contained on its website as part of, or incorporating it by reference into, this report.

Item 11. Executive Compensation

The information required by this Item is included under the captions "Compensation Discussion and Analysis," "2012 Summary Compensation Table," "Grants of Plan-Based Awards in 2012," "Outstanding Equity Awards at December 31, 2012," "2012 Director Compensation," "Compensation Committee Report" and "Corporate Governance-Transactions with Related Persons" in the Proxy Statement and is hereby incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this Item with respect to security ownership of certain beneficial owners and management is included under the caption "Principal Shareholders" in the Proxy Statement and is hereby incorporated by reference.

The following table sets forth information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2012.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders [1]	455,918	$30.34	545,830 [2]
Equity compensation plans not approved by security holders	--	--	--
Total	455,918	$30.34	545,830

(1) Includes the Company's 2006 Equity Incentive Plan, 2004 Director Plan, and the 2001 Equity Incentive Plan.

(2) As of December 31, 2012, the Company had authority to award up to 161,854 additional shares of restricted Common Stock to participants under the 2001 Equity Incentive Plan, provided that the total of such shares awarded may not exceed the total number of shares remaining available for issuance under the 2001 Equity Incentive Plan, which totaled 38,897 as of December 31, 2012. Under the 2006 Equity Incentive Plan, the Company had authority to award up to 147,682 additional shares of restricted Common Stock to participants under the 2006 Equity Incentive Plan, provided that the total of such shares awarded may not exceed the total number of shares remaining available for issuance under the 2006 Equity Incentive Plan, which totaled 373,933 as of December 31, 2012.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is included under the caption "Corporate Governance" in the Proxy Statement and is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item is included under the caption "Miscellaneous — Independent Registered Public Accounting Firm" in the Proxy Statement and is hereby incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

1. Consolidated financial statements. The consolidated financial statements listed in the accompanying index to the consolidated financial statements and financial statement schedule are filed as part of this Annual Report on Form 10-K.

2. Financial statement schedule. The financial statement schedule listed in the accompanying index to the consolidated financial statements and financial statement schedule is filed as part of this Annual Report on Form 10-K.

3. Exhibits. The exhibits listed in the accompanying exhibit index are filed as part of this Annual Report on Form 10-K.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Balance at Beginning of Year	Acquisition	Bad Debt Expense	Write-offs Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts:					
Year Ended December 31, 2010	279	42	39	23	337
Year Ended December 31, 2011	337	0	80	128	289
Year Ended December 31, 2012	289	0	173	218	244

See accompanying report of independent registered public accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Page in this
Form 10-K

All other financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 1st day of March 2013.

NATIONAL RESEARCH CORPORATION

By /s/ Michael D. Hays
Michael D. Hays
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael D. Hays Michael D. Hays	Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2013
/s/ Kevin R. Karas Kevin R. Karas	Senior Vice President Finance, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	March 1, 2013
/s/ JoAnn M. Martin JoAnn M. Martin	Director	March 1, 2013
/s/ John N. Nunnelly John N. Nunnelly	Director	March 1, 2013
/s/ Paul C. Schorr III Paul C. Schorr III	Director	March 1, 2013
/s/ Gail L. Warden Gail L. Warden	Director	March 1, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(2.1)#	Merger Agreement, dated as of November 26, 2008, by and among National Research Corporation, NRC Acquisition, Inc., My Innerview, Inc., Neil L. Gulsvig and Janice L. Gulsvig [Incorporated by reference to Exhibit (2.1) to National Research Corporation's Current Report on Form 8-K dated November 26, 2008 (File No. 0-29466)]
(2.2)#	Stock Purchase Agreement, dated as of August 3, 2010, by and among National Research Corporation, Outcome Concept Systems, Inc. and the holders of Outcome Concept Systems' shares of common stock and warrants to purchase such shares [Incorporated by reference to Exhibit (2.1) to National Research Corporation's Current Report on Form 8-K dated August 3, 2010 (File No. 0-29466)]
(3.1)	Articles of Incorporation of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.1) to National Research Corporation's Registration Statement on Form S-1 (Registration No. 333-33273)]
(3.2)	By-Laws of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.2) to National Research Corporation's Current Report on Form 8-K dated May 8, 2009 (File No. 0-29466)]
(4.1)	Installment or Single Payment Note, dated as of December 19, 2008, from National Research Corporation to U.S. Bank National Association [Incorporated by reference to Exhibit (4.1) to National Research Corporation's Current Report on Form 8-K dated December 19, 2008 (File No. 0-294660)]
(4.2)	Installment or Single Payment Note, dated as of July 30, 2010, from National Research Corporation to U.S. Bank N.A. to refinance the prior December 19, 2008, note of National Research Corporation [Incorporated by reference to Exhibit (4.2) to National Research Corporation's Current Report on Form 8-K dated August 3, 2010 (File No. 0-29466)]
(4.3)	Installment or Single Payment Note, dated as of July 30, 2010, from National Research Corporation to U.S. Bank N.A. to fund a portion of the acquisition of Outcome Concept Systems, Inc. [Incorporated by reference to Exhibit (4.1) to National Research Corporation's Current Report on Form 8-K dated August 3, 2010 (File No. 0-29466)]
(10.1)*	National Research Corporation 2001 Equity Incentive Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2002 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 3, 2002 (File No. 0-29466)]
(10.2)*	National Research Corporation 2006 Equity Incentive Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2006 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 3, 2006 (File No. 0-29466)]
(10.3)*	National Research Corporation Director Stock Plan, as amended to date [Incorporated by reference to Exhibit (10.2) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-29466)]

Exhibit Number	Exhibit Description
(10.4)*	National Research Corporation 2004 Non-Employee Director Stock Plan [Incorporated by reference to Exhibit (10) to National Research Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 0-29466)]
(10.5)*	Form of Nonqualified Stock Option Agreement (for new associates) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.4 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.6)*	Form of Nonqualified Stock Option Agreement (for officers) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.5 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.7)*	Form of Restricted Stock Agreement for executive officers used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 10.2 to National Research Corporation's Current Report on Form 8-K dated March 19, 2005 (File No. 0-29466)]
(10.8)*	Form of Restricted Stock Agreement (one year vesting) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.6 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.9)*	Form of Restricted Stock Agreement (five year vesting) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.7 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.10)*	Form of Nonqualified Stock Option Agreement used in connection with the 2006 Equity Incentive Plan [Incorporated by reference to Exhibit (10.14) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-29466)]
(10.11)*	Form of Restricted Stock Agreement used in connection with the 2006 Equity Incentive Plan [Incorporated by reference to Exhibit (10.15) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-29466)]
(21)	Subsidiary of National Research Corporation
(23)	Consent of Independent Registered Public Accounting Firm
(31.1)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(31.2)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(32)	Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Exhibit Description
(99)	Proxy Statement for the 2013 Annual Meeting of Shareholders [To be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after December 31, 2012; except to the extent specifically incorporated by reference, the Proxy Statement for the 2013 Annual Meeting of Shareholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K]
(101)**	Financial statements from the Annual Report on Form 10-K of National Research Corporation for the year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Shareholders' Equity, (v) the Consolidated Statements of Cash Flows, (vi) the Notes to the Consolidated Financial Statements, and (vii) document and entity information.

---

* A management contract or compensatory plan or arrangement.

\# The schedules to this agreement are not being filed herewith. The registrant agrees to furnish supplementally a copy of any such schedule to the Securities and Exchange Commission upon request.

\+ Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission.

** In accordance with Rule 406T of Regulation S-T, the information in these exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1034, as amended, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Exhibit 21

Subsidiary of National Research Corp.

National Research Corporation's subsidiary as of December 31, 2012 is listed below:

Subsidiary	**Jurisdication of organization**
National Research Corporation Canada	Ontario

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
National Research Corporation:

We consent to the incorporation by reference in the registration statements (File Nos. 333-52135, 333-52143, 333-120530, 333-137763, 333-137769 and 333-173097) on Forms S-8 and (File Nos. 333-120529 and 333-183660) on Forms S-3 of National Research Corporation of our reports dated March 1, 2013, with respect to the consolidated balance sheets of National Research Corporation and subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of National Research Corporation.

/s/ KPMG LLP

Lincoln, Nebraska
March 1, 2013

Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934

I, Michael D. Hays, certify that:

1. I have reviewed this Annual Report on Form 10-K of National Research Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2013

/s/ Michael D. Hays
Michael D. Hays
Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer
Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934

I, Kevin R. Karas, certify that:

1. I have reviewed this Annual Report on Form 10-K of National Research Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2013

/s/ Kevin R. Karas
Kevin R. Karas
Chief Financial Officer

Exhibit 32

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the accompanying Annual Report on Form 10-K of National Research Corporation (the "Company") for the year ended December 31, 2012 (the "Report"), I, Michael D. Hays, Chief Executive Officer of the Company, and I, Kevin Karas, Chief Financial Officer, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, based on my knowledge, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael D. Hays
Michael D. Hays
Chief Executive Officer

/s/ Kevin R. Karas
Kevin R. Karas
Chief Financial Officer

Date: March 1, 2013

A signed original of this written statement required by Section 906 has been provided to National Research Corporation and will be retained by National Research Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Michael D. Hays
Chief Executive Officer
National Research Corporation

JoAnn M. Martin*
President and Chief Executive Officer
Ameritas Life Insurance Corporation

Paul C. Schorr III**
President and Chief Executive Officer
ComCor Holding, Inc.

John N. Nunnelly** **Lead Director**
Adjunct Professor
University of Massachusetts

Gail L. Warden**
President Emeritus
Henry Ford Health System

**Member of Audit, Compensation and Nominating Committees*
***Members of Audit, Compensation, Nominating and Strategic Planning Committees*

EXECUTIVE OFFICERS

Michael D. Hays
Chief Executive Officer

Susan L. Henricks
President and Chief Operating Officer

Kevin R. Karas
Chief Financial Officer
Treasurer and Secretary

CORPORATE DATA

Corporate Headquarters
National Research Corporation
1245 Q Street
Lincoln, NE 68508
Phone: 402.475.2525
Fax: 402.475.9061
www.nationalresearch.com

Transfer Agent
Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
Phone: 800.757.5755
Fax: 312.427.2879

Corporate Counsel
Foley & Lardner LLP
Milwaukee, Wisconsin

Woods & Aitken LLP
Lincoln, Nebraska

Common Stock
National Research Corporation's common stock is traded on The NASDAQ Stock Market under the symbol NRCI.

Independent Registered Public Accounting Firm
KPMG LLP
Lincoln, Nebraska



NATIONAL RESEARCH
Corporation

1245 Q Street
Lincoln, Nebraska 68508
Phone: 402.475.2525
Fax: 402.475.9061

nationalresearch.com